

Central Pacific Financial Corp.

2012 Annual Report


13000523

Creating Value.
Building Relationships.



Chief Executive Officer's Message

For Central Pacific Financial Corp., 2012 was a year of validation. Key milestones were attained as we emerged from a turnaround with a solid capital base, an improved credit risk profile, our eighth straight profitable quarter at year-end, and a return to our founding and enhanced core values.

The significant progress made toward our recovery plan was reflected in our financial performance. The bank's net income increased 30 percent to $47.4 million last year from $36.5 million the year prior. We have also made substantial improvement in our asset quality and continue to maintain a strong capital position in excess of the minimum regulatory "well-capitalized" levels.

In the first half of the year, we exited the federal government's Targeted Asset Relief Program (TARP) after the U.S. Treasury sold the remainder of its common share holdings. We received yet another credit rating upgrade from Fitch Ratings to a "stable" outlook in May. And we were once again named among the "Best Places to Work in Hawaii" by Hawaii Business magazine.

The momentum continued into the latter half of the year: In October, the FDIC awarded CPB the highest rating of "Outstanding" for our efforts to meet the needs of our community; and in November, the FDIC's Safety and Soundness Memorandum of Understanding, in place since May 2011, was terminated.

With the improving economic and market conditions in Hawaii, driven by a low unemployment rate, strong growth in the visitor industry, and a recovering construction industry, we are confident that we are well positioned to execute on our business plans in the coming year.

As we recap 2012, I'd like to take the opportunity to thank our shareholders, customers, employees, and community for their continued support and loyalty which have enabled us to reach another high point in the turnaround. Going forward, we remain focused on improving core earnings, strengthening customer relationships, and solidifying our commitment to our remarkable community. Our goal is not to be the biggest bank, but the best bank in serving all of you.

John C. Dean
President & Chief Executive Officer
Central Pacific Financial Corp.

The year 2012 marked a return to our roots, and to a business model that has served us so well for most of our history: A smaller bank with large relevance to our customers, community, shareholders, and employees. The steps taken last year, some of which are detailed in the timeline below, have set us on a path to return to the heart of what sets us apart – Relationships. Going forward, we'll continue with our business plan to support the growth of business and home ownership in Hawaii by focusing on creating value and building relationships. We look forward to sharing our journey with you in 2013.

Welcome Back, Alex!

To strengthen our community presence and improve top-of-mind awareness, we welcomed Alex back as CPB's mascot. Since his return in early 2012, Alex has been busy appearing in numerous ads and making public appearances to reinforce our commitment to work harder for our customers every day.



Alex is an enduring symbol of CPB's commitment to work harder for the customers and communities we serve.

An Employer of Choice


HawaiiBusiness
magazine
Best Places to Work
2012

In April, CPB was once again named one of Hawaii's "Best Places to Work" by *Hawaii Business* magazine. The award reflects our employees' favorable opinions about our corporate culture, internal communications, employee benefits, and commitment to the community. This recognition also reflects the success of programs that foster open communication and build trust, including upward appraisals, and "talk story" sessions hosted by executive management. But perhaps what really makes CPB a great place to work is that our employees have fun. A video spoofing the company and management is showcased at our annual holiday party. And, our Employees' Club plans fun events, such as picnics, movie nights, and football tailgating. We recognize that working hard is especially important, but fostering a culture where employees enjoy their job and love coming to work is what makes it all meaningful.

Jan Feb Mar Apr May June



Leader in Promoting Home Ownership

Our home loans division celebrated a momentous year. In July, Central Pacific HomeLoans (CPHL) doubled their production from the year prior, which paved the way for a year-end volume of over $1 billion in residential mortgage loan originations. CPB is a leader in helping families realize their dreams of home ownership in Hawaii, sustaining the mission of its founders to help create a better life for everyone in these islands.

CPB has helped generations of Hawaii's families and is proud to be a leader in making home ownership a dream come true.



CPB employees understand that creating a better Hawaii for future generations begins with us. In 2012, 95% of employees participated in a community service event and gave of their time and money to support 142 charitable organizations throughout the state.

Reinvesting in Our Community

In October, the FDIC once again awarded CPB the highest rating of "Outstanding" for our efforts to support the needs of our community, including low- and moderate-income neighborhoods and minorities. This Community Reinvestment Act (CRA) rating, covering a three-year period, speaks volumes about our institution's core values in that during the bank's most challenging years, we never lost sight of supporting our community. The CRA report highlights the bank's excellence in small business lending, stellar record of serving the credit needs of the most economically disadvantaged areas, and the services provided to low income and minority segments of our community.

Foundation Ensures Long-Term Community Support

The CPB Foundation, funded with an endowment of $8.5 million, was created to strengthen our Hawaii communities by creating opportunities for our youth and fostering social progress. The endowment provides for consistent, long term community support that is insulated from future market and economic factors that may affect banks and business in general. In 2012, the CPB Foundation awarded a total of $263,200 to support 19 nonprofit organizations in Hawaii.

Business Leadership

When John Dean agreed to lead CPF's turnaround in March 2010, for a salary of $1 per year, the company had already accumulated three years of net losses. Within a year, John had restructured the management team, recapitalized the bank, significantly reduced non-performing assets, and returned the company to profitability. Employee confidence has been restored by these critical milestones, as well as the establishment of a corporate culture of strong core values and performance recognition. For leading the bank in these significant achievements, John was recognized in December as *Pacific Business News'* "Business Leader of the Year," and *Hawaii Business* magazine's "CEO of the Year."

July | Aug | Sept | Oct | Nov | Dec

SBA Lender of the Year

Being named the 2012 SBA Lender of the Year for mid-sized banks by the U.S. Small Business Administration is validation of CPB's dedication to small businesses. Since the bank's inception nearly 60 years ago, CPB has helped thousands of small business owners, such as the Kurimitsu family of W&M BBQ Burgers, with everything from cash management to obtaining loans to grow their companies. "At CPB, 'Works. For You.' is more than just a slogan," says Walt Kurimitsu, whose grandfather began banking with CPB before he opened the famous Kaimuki-based burger joint more than 50 years ago. "It's the way they operate, and it's something customers really value and appreciate."


W&M

Walt Kurimitsu of W&M BBQ Burgers and his CPB banker, Sandra Gibo-Umoto.



Central Pacific Financial Corp.

Services

Central Pacific Bank is a full-service commercial bank offering an array of services generally listed below:

Deposit Services
- Personal Checking
- Business Checking
- Money Market Accounts
- Savings Accounts
- Certificates of Deposit
- Individual Retirement Accounts
- Sweep Accounts
- IOLTA/IRETA Accounts
- Cash Management

Loans
- Commercial Loans
- Construction Loans
- SBA Loans
- Lines of Credit
- Mortgage Loans
- Home Equity Lines of Credit
- Letters of Credit
- Credit Cards
- Consumer Loans

Electronic Banking
- Internet Banking / Bill Pay Services
- Phone Banking
- Debit Cards
- Merchant Services

Other
- Private Banking
- International Banking
- Travelers' Checks
- Notary Services
- Wire Transfers

Trust & Investments
- Financial Planning
- Custodial
- Asset Management
- Securities
- Mutual Funds
- Bonds
- Brokerage Services

INVESTMENTS ARE: NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED BY CENTRAL PACIFIC BANK • NOT FDIC INSURED • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY • SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

Branch Locations

Through a network of 34 branches statewide, including four supermarket branches and over 100 ATMs, the company brings convenience to its customers. There are 27 branches on the island of Oahu, four branches on the island of Maui, two branches on the island of Hawaii, and one branch on the island of Kauai.

OAHU

Main Branch
220 S. King St.

Beretania Branch
1338 S. Beretania St.

Hawaii Kai Branch
6600 Kalanianaole Hwy.

Kahala Branch
4211 Waialae Ave.

Kahala Times Super Market Branch
1173 21st Ave.

Kaheka Don Quijote Branch
801 Kaheka St.

Kailua Branch
419 Kuulei Rd.

Kaimuki Branch
3465 Waialae Ave.

Kalihi Branch
2024 N. King St.

Kaneohe Branch
46-077 Kamehameha Hwy.

Kapahulu Branch
830 Kapahulu Ave.

Kapalama Branch
1535 Dillingham Blvd.

Kapiolani Branch
1538 Kapiolani Blvd.

Kapolei Branch
680 Kamokila Blvd.

Mapunapuna Branch
960 Mapunapuna St.

McCully Branch
2002 S. King St.

Mililani Branch
95-720 Lanikuhana Ave.

Pearl City Don Quijote Branch
850 Kamehameha Hwy.

Pearl Highlands Branch
1030 Makolu St.

Pearlridge Branch
98-150 Kaonohi St.

Royal Kunia Times Super Market Branch
94-615 Kupuohi St.

University Branch
2615 S. King St.

Wahiawa Branch
935 California Ave.

Waikiki Branch
105 Uluniu Ave.

Waikiki Shopping Plaza Branch
2250 Kalakaua Ave.

Waipahu Branch
94-210 Pupukahi St.

Ward Branch
505 Ward Ave.

MAUI

Kahului Branch
85 W. Kaahumanu Ave.

Kihei Branch
207 Piikea Ave.

Lahaina Branch
355 Keawe St.

Wailuku Branch
2061 Wells St.

HAWAII

Hilo Branch
525 Kilauea Ave.

Kailua-Kona Branch
75-1010 Henry St.

KAUAI

Lihue Branch
4364 Rice St.

Customer Service Center

544-0500 (Oahu)
1-800-342-8422 (Toll-free from neighbor islands, continental U.S., Guam, Saipan, Canada)
532-4920 (TTY)

Infoline Telephone Banking

522-2222 (Oahu)
1-800-326-3134 (Toll-free from neighbor islands, continental U.S., Guam, Saipan, Canada)

Website

www.centralpacificbank.com


CENTRAL PACIFIC BANK
Works. For You.

CENTRAL PACIFIC FINANCIAL CORP.
Holding Company of Central Pacific Bank


EQUAL HOUSING LENDER
Member FDIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2013
WASH, DC
SECTION

FORM 10-K

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended December 31, 2012
or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-31567

Central Pacific Financial Corp.

(Exact name of registrant as specified in its charter)

Hawaii	99-0212597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
220 South King Street, Honolulu, Hawaii	96813
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(808) 544-0500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, No Par Value	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes☒ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐ No☒

As of June 30, 2012, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $314,658,000. As of February 8, 2013, the number of shares of common stock of the registrant outstanding was 41,912,516 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2013 annual meeting of shareholders are incorporated by reference into Part III of this annual report on Form 10-K to the extent stated herein. The proxy statement will be filed within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

PART 1

Forward-Looking Statements and Factors that Could Affect Future Results

Certain statements contained in this annual report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in our future filings with the U.S. Securities and Exchange Commission ("SEC"), in press releases and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Central Pacific Financial Corp. or its management or Board of Directors, including those relating to business plans, products or services and regulatory developments and regulatory actions; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "plans," "anticipates," "expects," "intends," "forecasts," "hopes," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

- the effect of, and our failure to comply with all of the requirements of any regulatory orders or regulatory agreements we are or may become subject to;
- our ability to continue making progress on our recovery plan;
- oversupply of inventory and adverse conditions in the Hawaii and California real estate markets and recurring weakness in the construction industry;
- adverse changes in the financial performance and/or condition of our borrowers and, as a result, increased loan delinquency rates, further deterioration in asset quality and further losses in our loan portfolio;
- the impact of local, national, and international economies and events (including natural disasters such as wildfires, tsunamis, storms and earthquakes) on the Company's business and operations and on tourism, the military and other major industries operating within the Hawaii market and any other markets in which the Company does business;
- the impact of international economic conditions, including issues associated with the European debt crisis;
- deterioration or malaise in domestic economic conditions, including the continued destabilizing factors in the financial industry and deterioration of the real estate market, as well as the impact of declining levels of consumer and business confidence in the state of the economy in general and in financial institutions in particular;
- changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;
- the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank

Act"), changes in capital standards, other regulatory reform, including but not limited to regulations promulgated by the Consumer Financial Protection Bureau, government-sponsored enterprise reform, and any related rules and regulations which affect our business operations and competitiveness;

- the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;
- the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System (the "FRB" of the "Federal Reserve");
- inflation, interest rate, securities market and monetary fluctuations;
- negative trends in our market capitalization and adverse changes in the price of the Company's common shares;
- political instability;
- acts of war or terrorism;
- changes in consumer spending, borrowings and savings habits;
- technological changes;
- changes in the competitive environment among financial holding companies and other financial service providers;
- the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;
- our ability to attract and retain skilled employees;
- changes in our organization, compensation and benefit plans; and
- our success at managing the risks involved in the foregoing items.

For information with respect to factors that could cause actual results to differ from the expectations stated in the forward-looking statements, see also "Risk Factors" under Part I, Item 1A of this report. We urge investors to consider all of these factors carefully in evaluating the forward-looking statements contained in this Form 10-K. Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events except as required by law.

ITEM 1. BUSINESS

General

Central Pacific Financial Corp., a Hawaii corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), was organized on February 1, 1982. Our principal business is to serve as a holding company for our bank subsidiary, Central Pacific Bank, which was incorporated in its present form in the state of Hawaii on March 16, 1982 in connection with the holding company reorganization. Its predecessor entity was incorporated in the state of Hawaii on January 15, 1954.

When we refer to "the Company," "we," "us" or "our," we mean Central Pacific Financial Corp. and its subsidiaries on a consolidated basis. When we refer to "Central Pacific Financial Corp.," "CPF" or to the holding company, we are referring to the parent company on a standalone basis. We refer to Central Pacific Bank herein as "our bank" or "the bank."

Through our bank and its subsidiaries, we offer full-service commercial banking with 34 bank branches and 116 ATMs located throughout the state of Hawaii. Our administrative and main offices are located in Honolulu and we have 27 branches on the island of Oahu. We operate four branches on the island of Maui, two branches on the island of Hawaii and one branch on the island of Kauai. Our bank's deposits are insured by the FDIC up to applicable limits. The bank is not a member of the Federal Reserve System.

Central Pacific Bank is a full-service commercial bank offering a broad range of banking products and services, including accepting time and demand deposits and originating loans. Our loans include commercial loans, construction loans, commercial and residential mortgage loans and consumer loans.

We derive our income primarily from interest and fees on loans, interest on investment securities and fees received in connection with deposit and other services. Our major operating expenses are the interest paid by our bank on deposits and borrowings, salaries and employee benefits and general operating expenses. Our bank relies substantially on a foundation of locally generated deposits. For financial reporting purposes, we have the following three reportable segments: (1) Banking Operations, (2) Treasury and (3) All Others. For further information about our reporting segments, including information about the assets and operating results of each, see "Note 26 – Segment Information" in the accompanying consolidated financial statements.

Our operations, like those of other financial institutions that operate in our market, are significantly influenced by economic conditions in Hawaii, including the strength of the real estate market, as well as the fiscal and regulatory policies of the federal and state government and the regulatory authorities that govern financial institutions. See "—Supervision and Regulation" below for other information about the regulation of our holding company and bank.

Recovery Plan Progress

As previously disclosed, we adopted and implemented a recovery plan in March 2010 to improve our financial health by completing a significant recapitalization, reducing our credit risk exposure and returning to profitability by focusing on our core businesses and traditional markets in Hawaii.

Through December 31, 2012, we have accomplished a number of key milestones in our recovery plan, including:

- On February 18, 2011, we successfully completed a $325 million capital raise (the "Private Placement"). Concurrently with the completion of the Private Placement, we exchanged our Troubled Assets Relief Program ("TARP") preferred stock and accrued and unpaid dividends thereon for common stock (the "TARP Exchange").

- On May 6, 2011, we successfully completed a $20 million Rights Offering (the "Rights Offering").

- In May 2011, our Consent Order was lifted and replaced with the Memorandum of Understanding with the Federal Deposit Insurance Corporation ("FDIC") and the Hawaii Division of Financial Institutions ("DFI"), effective May 5, 2011 (the "Bank MOU") as further described below. On October 26, 2012, the Bank MOU was terminated.

- In November 2011, the memorandum of understanding relating to compliance with the Bank Secrecy Act (the "BSA MOU") that the bank entered into with the FDIC and DFI was terminated.

- We maintained a strong capital position with tier 1 risk-based capital, total risk-based capital and leverage capital ratios as of December 31, 2012 of 22.54%, 23.83%, and 14.32%, respectively, compared to 22.94%, 24.24%, and 13.78%, respectively, as of December 31, 2011, and 7.64%, 8.98%, and 4.42%, respectively, as of December 31, 2010. Our capital ratios continue to exceed the levels required for a "well-capitalized" regulatory designation.

- We reported eight consecutive profitable quarters with net income totaling $47.4 million and $36.6 million for the years ended December 31, 2012 and 2011, respectively.

- We reduced our nonperforming assets by $105.6 million to $90.0 million at December 31, 2012 from $195.6 million at December 31, 2011. Our nonperforming assets at December 31, 2011 were reduced by $107.2 million from $302.8 million at December 31, 2010.

- We significantly reduced our construction and development loan portfolio as of December 31, 2012 to $96.2 million, or 4.4% of our total loan portfolio. At December 31, 2011 and 2010, this portfolio totaled $161.1 million and $313.8 million, or 7.8% and 14.5% of our total loan portfolio, respectively.

- We maintained an allowance for loan and lease losses as a percentage of total loans and leases of 4.37% at December 31, 2012, compared to 5.91% and 8.89% at December 31, 2011 and 2010, respectively. In addition, we maintained an allowance for loan and lease losses as a percentage of nonperforming assets of 107.10% at December 31, 2012, compared to 62.42% and 63.69% at December 31, 2011 and 2010, respectively.

- We reduced total outstanding borrowings with the Federal Home Loan Bank of Seattle (the "FHLB") to $32,000 at December 31, 2012 from $50.0 million at December 31, 2011 and $551.3 million at December 31, 2010.

In addition, on February 12, 2013, the Written Agreement that we entered into with the Federal Reserve Bank of San Francisco ("FRBSF") and DFI in July 2010 was terminated.

We intend to continue to execute on our recovery plan and focus on, among other things, improving our asset quality, increasing profitability from our banking operations, enhancing our cross-selling of products and services to our customers, improving our efficiency ratio and operating efficiencies and effectively competing in the Hawaii market.

Our Services

We offer a full range of banking services and products to businesses, professionals and individuals. We provide our customers with an array of loan products, including residential mortgage loans, commercial and consumer loans and lines of credit, commercial real estate loans and construction loans.

Through our bank, we concentrate our lending activities in four principal areas:

(1) *Residential Mortgage Lending.* Residential mortgage loans include both fixed and adjustable-rate loans primarily secured by single-family, owner-occupied residences in Hawaii. We typically require loan-to-value ratios of not more than 80%, although higher levels are permitted with accompanying mortgage insurance. First mortgage loans secured by residential properties generally carry a moderate level of credit risk, with an average loan size of approximately $0.4 million and marketable collateral. Changes in interest rates, the economic recession and other market factors have impacted, and future changes will likely continue to impact, the marketability and value of collateral and the financial condition of our

borrowers and thus the level of credit risk inherent in the portfolio.

Since our August 2005 acquisition of Hawaii HomeLoans, Inc., now known as Central Pacific HomeLoans, a division of the bank, ("CPHL"), we have grown our market position in the residential mortgage origination arena in Hawaii with dedicated mortgage lending specialists on all major islands in Hawaii. The majority of our residential mortgage loan originations are sold in the secondary market.

(2) *Commercial Lending and Leasing.* Loans in this category consist primarily of term loans, lines of credit and equipment leases to small and middle-market businesses and professionals in the state of Hawaii. The borrower's business is typically regarded as the principal source of repayment, although our underwriting policies and practices generally require additional sources of collateral, including real estate and other business assets, as well as personal guarantees where possible to mitigate risk and help to reduce credit losses.

(3) *Commercial Real Estate Lending.* Loans in this category consist of loans secured by commercial real estate, including but not limited to, structures and facilities to support activities designated as industrial, warehouse, general office, retail, health care, religious and multi-family dwellings. Our underwriting policy generally requires net cash flow from the property to cover the debt service while maintaining an appropriate amount of reserve and permits consideration of liquidation of the collateral as a secondary source of repayment. Financing of commercial real estate projects is subject to a high degree of credit risk. The limited supply of land at a given commercially attractive location, the long economic life of the assets, the long delivery time frames required for the development and construction of major projects and high interest rate sensitivity have given commercial real estate markets a long history of significant cyclical fluctuations and volatility.

(4) *Construction Lending.* Construction lending encompasses the financing of residential and commercial construction projects. Similar to commercial real estate lending, construction projects are subject to a high degree of credit risk given the long delivery time frames for projects.

Beyond the lending function described above, we also offer a full range of deposit products and services including checking, savings and time deposits, cash management and internet banking services, trust services and retail brokerage services.

Our Market Area and Competition

Based on deposit market share among FDIC-insured financial institutions in Hawaii, Central Pacific Bank was the fourth-largest depository institution in the state at December 31, 2012.

The banking and financial services industry in the state of Hawaii generally, and particularly in our target market areas, is highly competitive. We compete for loans, deposits and customers with other commercial banks, savings banks, securities and brokerage companies, mortgage companies, insurance companies, finance companies, credit unions and other nonbank financial service providers. Some of these competitors are much larger by total assets and capitalization, have greater access to capital markets and have achieved better results than we have in the current economic downturn.

In order to compete with the other financial services providers in the state of Hawaii, we principally rely upon local promotional activities, personal relationships between customers and our officers, directors and employees, and specialized services tailored to meet the needs of our customers and the communities we serve. We remain competitive by offering flexibility and superior service levels, coupled with competitive interest rates and pricing.

For further discussion of factors affecting our operations see, "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Business Concentrations

No individual or single group of related accounts is considered material in relation to the assets or deposits of our bank, or in relation to the overall business of the Company. However, approximately 82% of our loan portfolio held for investment at December 31, 2012 consisted of real estate-related loans, including construction loans, residential mortgage loans and commercial mortgage loans. See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Loan Portfolio."

Our business activities are focused primarily in Hawaii. Consequently, our results of operations and financial condition are impacted by the general economic trends in Hawaii, particularly in the commercial and residential real estate markets. During periods of economic strength, the real estate market and the real estate industry typically perform well; during periods of economic weakness, they typically are adversely affected.

Our Subsidiaries

Central Pacific Bank is the wholly-owned principal subsidiary of Central Pacific Financial Corp. Other wholly-owned subsidiaries include: CPB Capital Trust I; CPB Capital Trust II; CPB Statutory Trust III; CPB Capital Trust IV; CPB Statutory Trust V; CPB Real Estate, Inc.; and Citibank Properties, Inc.

Central Pacific Bank also owns 50% of Pacific Access Mortgage, LLC, Gentry HomeLoans, LLC, Haseko HomeLoans, LLC and Island Pacific HomeLoans, LLC.

Our former subsidiary Central Pacific HomeLoans, Inc. was merged into the bank in February 2012.

Supervision and Regulation

Set forth below is a description of the material elements of the laws and regulations and other regulatory matters applicable to us and our bank. The following discussion of statutes and regulations is a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the statutes and regulations referred to in this discussion. Regulators, Congress, state legislatures and international consultative bodies continue to enact rules, laws and policies to regulate the financial services industry and public companies and to protect consumers and investors. The nature of these laws and regulations and the effect of such policies on our business cannot be predicted and, in some cases, may have a material adverse effect on our business, financial condition and results of operations.

Regulatory Agencies

Central Pacific Financial Corp. is a legal entity separate and distinct from its subsidiaries. As a bank holding company, Central Pacific Financial Corp. is regulated under the BHC Act and is subject to inspection, examination and supervision by the FRB. It is also subject to Hawaii's Code of Financial Institutions and is subject to inspection, examination and supervision by the DFI.

The Company is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as administered by the SEC. Our common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "CPF," and we are subject to the rules of the NYSE for companies listed there.

Central Pacific Bank, as a Hawaii-chartered bank, is subject to primary supervision, periodic examination and regulation by the DFI and FDIC. Central Pacific Financial Corp., as a bank holding company, is also subject to certain regulations promulgated by the FRB. In its periodic examinations, each of these regulatory bodies assesses our financial condition, capital resources, asset quality, earnings prospects, management, liquidity and other aspects of our operations. These bodies also determine whether our management is violating or has violated any law or regulation. The DFI and FRB, and separately the FDIC as insurer of the bank's deposits, have various remedies available to them. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital or establish specific minimum capital ratios, to restrict the bank's growth, to assess civil monetary penalties, to remove officers and directors, to institute a receivership, and ultimately to terminate the bank's deposit insurance, which for a Hawaii-chartered bank would result in a revocation of its charter.

Regulatory Matters

As previously reported, in May 2011, the regulatory Consent Order (the "Consent Order") that the bank entered into with the FDIC and the DFI on December 9, 2009 was lifted. In place of the Consent Order, the Board of Directors of the bank entered into a Memorandum of Understanding (the "Bank MOU") with the FDIC and DFI effective May 5, 2011. Since this time, we have worked closely with both the FDIC and DFI to satisfactorily resolve all outstanding issues contained in the Bank MOU, including but not limited to, maintaining an adequate allowance for loan and lease losses, improving our asset quality, reducing our classified assets, and ensuring that our capital levels exceeded the levels required by the Bank MOU. On October 26, 2012, the Bank MOU was lifted.

On July 2, 2010, we entered into the Written Agreement with the FRBSF and DFI. The Written Agreement provided that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from the bank; (iii) directly or through our non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. On February 12, 2013, the Written Agreement was terminated. Accordingly, we are no longer subject to any of its requirements.

On October 9, 2012, the bank entered into a separate Memorandum of Understanding (the "Compliance MOU") with the FDIC to improve the bank's compliance management system ("CMS"). Under the Compliance MOU, we are required to, among other things, (i) improve the Board of Directors' oversight of the bank's CMS; (ii) ensure the establishment and implementation of the bank's CMS is commensurate with the complexity of the bank's operations; (iii) perform a full review of all compliance policy and procedures, then revise and adopt policy and procedures to ensure compliance with all consumer protection regulations; (iv) enhance the bank's training program relating to consumer protection and fair lending regulations; (v) develop and implement an effective internal monitoring program to ensure compliance with all applicable laws and regulations; (vi) strengthen the compliance audit function to ensure that the compliance audits are appropriately and comprehensively scoped; (vii) develop and implement internal controls for the bank's third-party payment processing activity; (viii) strengthen the Board of Directors and senior management's oversight of third-party relationships and (ix) enhance the bank's overdraft payment program The bank believes it has already taken substantial steps to comply with the Compliance MOU. In addition to the steps taken to comply with the Compliance MOU, the bank received an "Outstanding" rating in a recently completed Community Reinvestment performance evaluation that measures how financial institutions support their communities in the areas of lending, investment and service.

We cannot provide any assurance on whether or when the Company and the bank will be in full compliance with the Compliance MOU or whether or when the Compliance MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators that restrict our activities and may also continue to impose capital ratios or other requirements on our business. The requirements and restrictions of the Compliance MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of additional regulatory requirements or orders; limitations on our activities; the imposition of civil monetary penalties; and further directives which affect our business, including, in the most severe circumstances, termination of the bank's deposit insurance or appointment of a conservator or receiver for the bank.

Bank Holding Company Activities

Under the BHC Act, the Company, as a Bank Holding Company, is subject to the Federal Reserve's regulation and its authority to, among other things:

- Require periodic reports and such additional information as the Federal Reserve may require in its discretion;
- Require the maintenance of certain levels of capital;
- Restrict the ability of bank holding companies to service debt or to receive dividends or other distributions from their subsidiary banks;
- Require prior approval for senior executive officer and director changes under certain circumstances;
- Require that bank holding companies serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of Federal Reserve regulations or both under current law, and will be a statutory violation under the Dodd-Frank Act, as described below;
- Terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary;
- Regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem our securities in certain situations; and
- Approve acquisitions and mergers with banks and consider certain competitive, management, financial, financial stability and other factors in granting these approvals. Similar California and other state banking agency approvals may also be required.

Our ability to acquire direct or indirect ownership of other companies and to engage directly or indirectly in certain activities is subject to limitation and regulation by the FRB and DFI.

Because we are a holding company, our rights and the rights of our creditors and security holders to participate in the assets of any of our subsidiaries upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors, except to the extent we may ourselves be a creditor with recognized claims against the subsidiary. In addition, there are various statutory and regulatory limitations on the extent to which the bank can finance or otherwise transfer funds to us or to our non-bank subsidiaries, including certain investment funds to which the bank serves as an investment adviser, whether in the form of loans or other extensions of credit, including a purchase of assets subject to an agreement to repurchase, securities investments, the borrowing or lending of securities to the extent that the transaction causes the bank or a subsidiary to have credit exposure to the affiliate, or certain other specified types of transactions, as discussed in further detail below. Furthermore, loans and other extensions of credit by the bank to us or any of our non-bank subsidiaries are required to be secured by specified amounts of collateral and are required to be on terms and conditions consistent with safe and sound banking practices.

Affiliate Transactions

Transactions between our subsidiary bank, on the one hand, and CPF and its other subsidiaries, on the other hand, are regulated by the FRB. These regulations limit the types and amounts of transactions (including loans due and extensions of credit from our subsidiary bank) that may take place and generally require those transactions to be on an arm's length basis. These regulations generally do not apply to transactions between a U.S. bank subsidiary and its subsidiaries. In general, these regulations require that any extensions of credit must be secured by designated amounts of specified collateral and must be limited, as to any one of CPF or its non-bank subsidiaries, to 10% of our subsidiary bank's capital stock and surplus, and, as to the holding company and all such non-bank subsidiaries in the aggregate, to 20% of our subsidiary bank's capital stock and surplus. These restrictions, other than the 10% of capital limit on covered transactions with any one affiliate, are also applied to transactions between banks and their financial subsidiaries. The Dodd-Frank Act significantly expands the coverage and scope of the limitations on affiliate transactions within a banking organization. For example, effective July 2011, the Dodd-Frank Act required that the 10% of capital limit on covered transactions begin to apply to financial subsidiaries. It also required that, effective July 2011, derivative transactions under which a bank (or a subsidiary) has credit exposure to an affiliate be treated as covered transactions, with the term "credit exposure" to be defined by the FRB under its existing rulemaking authority. In addition, our ability to make loans to our directors and officers is limited to applicable regulation.

Source of Strength Doctrine

FRB policy historically has required bank holding companies to act as a source of strength to their bank subsidiaries and to commit capital and financial resources to support those subsidiaries. The Dodd-Frank Act codifies this policy as a statutory requirement. Such support may be required by the FRB at times when we might otherwise determine not to provide it. Any capital loan by a bank holding company to any of its subsidiary banks is subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. The BHC Act provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Capital Requirements

The federal banking agencies adopted guidelines governing risk-based capital and allowable leverage capital levels for bank holding companies and banks that are expected to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, such as loans, and those recorded as off-balance sheet items, such as commitments, letters of credit and recourse arrangements.

Under current capital guidelines, banking organizations are required to maintain certain minimum risk-based capital ratios, which are calculated by dividing a banking organization's qualifying capital by its risk-weighted assets (including both on- and off-balance sheet assets). Risk-weighted assets are calculated by assigning assets and off-balance sheet items to broad risk categories. Qualifying capital is classified depending on the type of capital. For the Company:

- "Tier 1 capital" consists of common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock issued prior to May 19, 2010 and noncontrolling interests in the equity accounts of consolidated subsidiaries (including trust-preferred securities), less goodwill and certain other intangible assets. Qualifying Tier 1 capital may consist of trust-preferred securities issued prior to May 19, 2010, subject to certain criteria and quantitative limits for inclusion of restricted core capital elements in Tier 1 capital.

- "Tier 2 capital" includes, among other things, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, qualifying term subordinated debt, preferred stock that does not qualify as Tier 1 capital, and a limited amount of allowance for loan and lease losses.

As a bank holding company, the Company is subject to three capital ratios: a total risk-based capital ratio, a Tier 1 risk-based capital ratio and a Tier 1 leverage ratio. To be classified as "adequately capitalized", the minimum required ratios for bank holding companies and banks are eight percent, four percent and four percent, respectively. To be "well-capitalized," the Company must at all times have a total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage ratio of at least ten percent, six percent and five percent, respectively. As of

December 31, 2012, both the Company and the bank were considered "well-capitalized" for regulatory purposes.

The federal banking agencies may change existing capital guidelines or adopt new capital guidelines in the future pursuant to the Dodd-Frank Act, the implementation of Basel III (described below) or other regulatory or supervisory changes. For instance, the Dodd-Frank Act further requires the federal banking agencies to adopt capital requirements which address the risks that the activities of an institution poses to the institution and the public and private stakeholders, including risks arising from certain enumerated activities. Notwithstanding these capital ratio requirements, pursuant to federal regulatory guidance, banking organizations are expected to operate with capital positions well above the minimum or "well-capitalized" ratios, with the amount of capital held commensurate with its risk exposure.

The capital ratios for the Company and the bank as of December 31, 2012 are provided in our Financial Statements. See "Note 27 – Parent Company and Regulatory Restrictions."

Prompt Corrective Action and Other General Enforcement Authority

State and federal banking agencies possess broad powers to take corrective and other supervisory action against an insured bank and its holding company. Federal laws require each federal banking agency to take prompt corrective action to resolve the problems of insured banks.

Each federal banking agency issued regulations defining five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At each successive lower capital category, an insured bank is subject to more restrictions, including restrictions on the bank's activities, operational practices or the ability to pay dividends. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

In addition to measures taken under the prompt corrective action provisions, bank holding companies and insured banks may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their business, or for violation of any law, rule, regulation, condition imposed in writing by the agency or term of a written agreement with the agency. In more serious cases, enforcement actions may include the appointment of a conservator or receiver for the bank; the issuance of a cease and desist order that can be judicially enforced; the termination of the bank's deposit insurance; the imposition of civil monetary penalties; the issuance of directives to increase capital; the issuance of formal and informal agreements; the issuance of removal and prohibition orders against officers, directors, and other institution-affiliated parties; and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that may prejudice the interest of the bank's depositors. The termination of deposit insurance for a bank would also result in the revocation of the bank's charter by the DFI.

Basel, Basel II and Basel III Accords

The current risk-based capital guidelines that apply to the Company and the bank are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by the Federal Reserve. In 2008, the Federal Reserve began to phase-in capital standards based on a second capital accord, referred to as Basel II, for large or "core" international banks (total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more). Basel II emphasizes internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as the Basel Capital Adequacy Accords or Basel III. Basel III increases the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7.0%. Basel III increases (a) the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, (b) increases the minimum total capital ratio to 10.5% inclusive of the capital buffer and (c) introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3.0%, based on a measure of total exposure rather than total assets, and new liquidity standards. The Basel III capital and liquidity standards are expected to be phased in over a multi-year period. The final package of Basel III reforms was published at the end of 2010, and is subject to individual adoption by member nations, including the United States.

In June 2012, the FRB issued proposed rules intended to help ensure banks maintain strong capital positions, enabling them to continue lending to creditworthy households and businesses even after unforeseen losses and during severe economic downturns. Taken together, the proposals would implement in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and changes required by the Dodd-Frank Act.

In particular, the notice of proposed rulemaking ("NPR") entitled Regulatory Capital Rules: Regulatory Capital, Implementation of Basel III, Minimum Regulatory Capital Ratios, Capital Adequacy, and Transition Provisions, would apply to all depository institutions, bank holding companies with total consolidated assets of $500 million or more, and savings and loan holding companies. Consistent with the international Basel framework, this NPR would:

- Increase the quantity and quality of capital required by proposing a new minimum common equity tier 1 ratio of 4.5 percent of risk-weighted assets and a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets, and raise the minimum tier 1 capital ratio from 4 percent to 6 percent of risk-weighted assets;
- Revise the definition of capital to improve the ability of regulatory capital instruments to absorb losses, including the gradual phase-out of trust preferred securities as a component of Tier 1 Capital;
- Establish limitations on capital distributions and certain discretionary bonus payments if additional specified amounts, or "buffers," of common equity tier 1 capital are not met; and
- Introduce a supplementary leverage ratio for internationally active banking organizations.

The Basel III proposal would also revise the Board's prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of tangible common equity. Prompt corrective action is an enforcement framework used by supervisors to constrain the activities of banking organizations based on the level of regulatory capital.

Additionally, the NPR entitled Regulatory Capital Rules: Standardized Approach for Risk-weighted Assets; Market Discipline and Disclosure Requirements, also would apply to all banking organizations. This NPR would revise and harmonize the Board's rules for calculating risk-weighted assets to enhance risk sensitivity and address weaknesses that have been identified over the past several years.

To promote short-term resilience of a bank's liquidity risk profile, the Basel Committee developed the Liquidity Coverage Ratio ("LCR"). This standard aims to ensure that a bank has an adequate stock of unencumbered high quality liquid assets consisting of cash or assets that can be converted into cash at little or no loss of value in private markets to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is the ratio of the "stock of high-quality liquid assets" to "total net cash outflows over the next 30 calendar days." In January 2013, amendments were adopted to the liquidity coverage ratio to begin as planned on January 1, 2015, but to impose a minimum LCR requirement at 60%, rising in equal annual steps of 10 percentage points to reach 100% on January 1, 2019.

We believe the Federal Reserve is likely to implement changes to the capital adequacy and liquidity standards applicable to the Company and the bank in light of Basel III, the Dodd-Frank Act and the overall regulatory environment which would increase the capital requirements of financial institutions generally, including the Company and the bank.

Insolvency of an Insured Depository Institution

If the FDIC were appointed the conservator or receiver of an insured depository institution such as Central Pacific Bank, upon its insolvency or in certain other events, the FDIC has the power: (i) to transfer any of the depository institution's assets and liabilities to a new obligor without the approval of the depository institution's creditors; (ii) to enforce the terms of the depository institution's contracts pursuant to their terms; or (iii) to repudiate or disaffirm any contract or lease to which the depository institution is a party, the performance of which is determined by the FDIC to be burdensome and the disaffirmance or repudiation of which is determined by the FDIC to promote the orderly administration of the depository institution.

In addition, under federal law, the claims of holders of deposit liabilities and certain claims for administrative expenses against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including claims of debt holders of the institution, in the "liquidation or other resolution" of such an institution by any receiver. As a result, whether or not the FDIC ever sought to repudiate any debt obligations of Central Pacific Bank, the debt holders would be treated differently from, and could receive, if anything, substantially less than, the depositors of the depository institution.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The events of the past several years led to numerous new laws and regulatory pronouncements in the United States and internationally for financial institutions. The Dodd-Frank Act, enacted in 2010, is one of the most far reaching legislative actions affecting the financial services industry in decades and significantly restructures the financial regulatory regime in the United States.

The Dodd-Frank Act broadly affects the financial services industry by creating new resolution authorities, requiring ongoing stress testing of capital, mandating higher capital and liquidity requirements, increasing regulation of executive and incentive-based compensation and requiring numerous other provisions aimed at strengthening the sound operation of the financial services sector depending, in part, on the size of the financial institution. Among other things, the Dodd-Frank Act provides for:

- capital standards applicable to bank holding companies may be no less stringent than those applied to insured depository institutions;

- annual stress tests and early remediation or so-called living wills are required for larger banks with more than $50 billon assets as well risk committees of its board of directors that include a risk expert and such requirements may have the effect of establishing new best practices standards for smaller banks;

- the assessment base for federal deposit insurance was changed to consolidated assets less tangible capital instead of the amount of insured deposits, which generally increased the insurance fees of larger banks, but had relatively less impact on smaller banks;

- repeal of the federal prohibition on the payment of interest on demand deposits, including business checking accounts, and made permanent the $250,000 limit for federal deposit insurance;

- the establishment of the Consumer Finance Protection Bureau (the "CFPB") with responsibility for promulgating and enforcing regulations designed to protect consumers' financial interests and prohibit unfair, deceptive and abusive acts and practices by financial institutions;
- the CFPB to directly examine those financial institutions with $10 billion or more in assets for compliance with the regulations promulgated by the CFPB;
- limits, or places significant burdens and compliance and other costs, on activities traditionally conducted by banking organizations, such as originating and securitizing mortgage loans and other financial assets, arranging and participating in swap and derivative transactions, proprietary trading and investing in private equity and other funds; and
- the establishment of new compensation restrictions and standards regarding the time, manner and form of compensation given to key executives and other personnel receiving incentive compensation, including documentation and governance, proxy access by stockholders, deferral and claw-back requirements.

As required by the Dodd-Frank Act, federal regulators published for comment proposed regulations to (i) increase capital requirements on banks and bank holding companies, and (ii) implement the so-called "Volcker Rule" of the Dodd-Frank Act, which would significantly restrict certain activities by covered bank holding companies, including restrictions on proprietary trading and private equity investing. Final rules are expected in 2013.

Yet, many of the regulations to implement the Dodd-Frank Act have not yet been published for comment or adopted in final form and/or will take effect over several years, making it difficult to anticipate the overall financial impact on the Company and the bank, our customers or the financial industry more generally. Individually and collectively, proposed regulations resulting from the Dodd-Frank Act may materially and adversely affect both the Company's and bank's businesses, financial conditions and results of operations. Provisions in the legislation requiring revisions to the capital requirements of the Company and the bank could require the Company and the bank to seek additional sources of capital in the future.

Many aspects of Dodd-Frank are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us and the financial services industry more generally. Nonetheless, we anticipate increased costs associated with these new regulations.

Deposit Insurance

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures or if the FDIC otherwise determines, our premiums could increase, which may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

All FDIC-insured institutions are also required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments will continue until the FICO bonds mature in 2017. The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that may prejudice the interest of the bank's depositors. The termination of deposit insurance for a bank would also result in the revocation of the bank's charter by the DFI.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Operations and Consumer Compliance Laws

The bank must comply with numerous federal anti-money laundering and consumer protection statutes and implementing regulations, including the USA Patriot Act of 2001, the Bank Secrecy Act, the Foreign Account Tax Compliance Act (effective 2013), the CRA, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, the Equal Credit Opportunity Act, the Community Reinvestment Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and various federal and state privacy protection laws. The bank and the Company are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition.

These laws and regulations also mandate certain disclosure and reporting requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. Failure to comply with these laws and regulations can subject the bank to lawsuits and penalties, including but not limited to enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

The Dodd-Frank Act provided for the creation of the Bureau as an independent entity within the Federal Reserve. The Bureau is a new regulatory agency for United States banks. The Bureau has broad rulemaking, supervisory, and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. The Bureau's functions include investigating consumer complaints, conducting market research, rulemaking, supervising and examining banks consumer transactions, and enforcing rules related to consumer financial products and services. Pursuant to the Dodd-Frank Act, banks (such as our bank) with less than $10 billion in assets will continue to be examined for compliance with the consumer laws and the regulations of the Bureau by their primary federal banking agency.

The Bureau has adopted revisions to Regulation Z, which implements the Truth in Lending Act (TILA), pursuant to Dodd-Frank. The revisions take effect on January 10, 2014 and will apply to all consumer mortgages (except home equity lines of credit, timeshare plans, reverse mortgages, or temporary loans). The revisions mandate specific underwriting criteria for home loans in order for creditors to make a reasonable, good faith determination of a consumer's ability to repay and establish certain protections from liability under this requirement for "qualified mortgages" meeting certain standards. In particular, when the revisions take effect, it will prevent banks from making "no doc" and "low doc" home loans, as the rules require that banks determine a consumer's ability to pay based in part on verified and documented information. Because we do not originate "no doc" or "low doc" loans, we do not believe this regulation will have a significant impact on our operations.

Legislative Initiatives

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. We cannot predict whether any such legislation will be enacted, and if enacted, the effect that it or any implementing regulations would have on our financial condition or results of operations. A change in statutes, regulations or regulatory policies applicable to us or any of our subsidiaries could have a material adverse effect on our business.

Employees

At December 31, 2012, we employed 948 persons, 871 on a full-time basis and 77 on a part-time basis. We are not a party to any collective bargaining agreement.

Protection of Net Operating Losses

We have generated considerable tax benefits, including net operating loss carry-forwards and federal and state tax credits. Our use of the tax benefits in the future would be significantly limited if we experience an "ownership change" for U.S. federal income tax purposes. In general, an "ownership change" will occur if there is a cumulative increase in the Company's ownership by "5-percent shareholders" (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

On November 23, 2010, our board declared a dividend of preferred share purchase rights ("Rights") in respect of our common stock which were issued pursuant to a Tax Benefits Preservation Plan, dated as of November 23, 2010 (the "Tax Benefits Preservation Plan"), between the Company and Wells Fargo Bank, National Association, as rights agent. Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/10,000th of a share of our Junior Participating Preferred Stock, Series C, no par value, for $6.00, subject to adjustment. The Tax Benefits Preservation Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person from becoming a beneficial owner of 4.99% or more of our common stock (a "Threshold Holder"). There is no guarantee, however, that the Tax Benefits Preservation Plan will prevent the Company from experiencing an ownership change. Adoption of the Tax Benefits Preservation Plan was required by our agreements with The Carlyle Group ("Carlyle") and Anchorage Capital Group, L.L.C. ("Anchorage").

To further protect our tax benefits, on January 26, 2011, our board approved a proposed amendment to our restated articles of incorporation to restrict transfers of our stock if the effect of an attempted transfer would cause the transferee to become a Threshold Holder or to cause the beneficial ownership of a Threshold Holder to increase (the "Protective Charter Amendment"). At our annual meeting of shareholders on April 27, 2011, we proposed the amendment which shareholders voted on and approved. The Protective Charter Amendment also does not guarantee that we will not experience an ownership change.

Available Information

Our internet website can be found at www.centralpacificbank.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports can be found on our internet website as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Copies of the Company's filings with the SEC may also be obtained directly from the SEC's website at www.sec.gov. These documents may also be obtained in print upon request by our shareholders to our Investor Relations Department.

Also posted on our website and available in print upon request of any shareholder to our Investor Relations Department, are the charters for our Audit Committee, Compensation Committee and Corporate Governance Committee, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics. Within the time period required by the SEC and NYSE, we will post on our website any amendment to the Code of Business Conduct and Ethics and any waiver applicable to our senior financial officers, as defined by the SEC, and our executive officers or directors. In addition, our website includes information concerning purchases and sales of our equity securities by our executive officers and directors, as well as disclosure relating to certain non-GAAP financial measures (as defined in the SEC's Regulation G) that we may make public orally, telephonically, by webcast, by broadcast or by similar means from time to time.

ITEM 1A. RISK FACTORS

Our business faces significant risks, including credit, market/liquidity, operational, legal/regulatory and strategic/reputation risks. The factors described below may not be the only risks we face and are not intended to serve as a comprehensive listing or be applicable only to the category of risk under which they are disclosed. The risks described below are generally applicable to more than one of the following categories of risks. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following factors actually occurs, our business, financial condition and/or results of operations could be materially and adversely affected.

Risk Factors Related to our Business

Despite signs of stabilization, uncertainty about the global and U.S. economies could have an adverse effect on us.

Although general economic trends and market conditions continue to show signs of stabilization, concerns about the global and U.S. economies still remain, including concerns over the European sovereign debt crisis. Growing U.S. government indebtedness, a large budget deficit, and concerns over the federal debt ceiling continue to add to the uncertainty surrounding a sustained economic recovery.

Downgrades in debt instruments could raise borrowing costs and adversely impact the mortgage and housing markets, any of which could have one or more of the following adverse impacts on us: (i) loan delinquencies may increase; (ii) problem assets and foreclosures may increase leading to higher loan charge-offs; (iii) demand for our products and services may decline; (iv) low cost or non-interest bearing deposits may decrease; and (v) collateral for loans made by us, especially involving real estate, may decline in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with our existing loans.

Difficult economic and market conditions have adversely affected our industry and renewed economic slowdown in Hawaii or a worsening of current market conditions in general would result in additional adverse effects on us.

The U.S. economy entered into one of the longest economic recessions to have occurred since the Great Depression of the 1930's in December 2007. Although general economic trends and market conditions have since stabilized to some degree, a renewed economic slowdown in Hawaii or a worsening of current market conditions in general would likely result in additional adverse effects on us, including: (i) loan delinquencies may increase; (ii) problem assets and foreclosures may increase leading to more loan charge-offs; (iii) demand for our products and services may decline; (iv) low cost or non-interest bearing deposits may decrease; and (v) collateral for loans made by us, especially involving real estate, may continue to decline in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with our existing loans.

Furthermore, unlike larger national or other regional banks that are more geographically diversified, our business and operations are closely tied to the Hawaii market. The Hawaii economy relies on tourism, real estate, government and other service-based industries. Declines in tourism, increases in energy costs, the availability of affordable air transportation, adverse weather and natural disasters and local budget issues impact consumer and corporate spending. As a result, such events may contribute to the deterioration in Hawaii's general economic condition, which could adversely impact us and our borrowers.

The high concentration of commercial real estate and construction loans in our portfolio, combined with the deterioration in these sectors caused by the economic downturn, had and may continue to have a significantly more adverse impact on our operating results than many other banks across the nation. Although we have taken a number of steps to reduce our credit risk exposure over the past several quarters, we still had $90.0 million in nonperforming assets at December 31, 2012. If our borrowers continue to experience financial difficulty, or if property values securing our real estate loans decline further, we will continue to incur elevated credit costs due to the composition of our loan portfolio even if market conditions stabilize or improve.

Our Hawaii and, to a lesser extent, California commercial real estate and construction loan operations have a considerable effect on our results of operations.

The performance of our Hawaii and California commercial real estate and construction loans depends on a number of factors, including the continued stabilization and eventual improvement of the real estate markets in which we operate. As we have seen in the Hawaii and California construction and commercial real estate markets since the latter part of 2007, the strength of the real estate market and the results of our operations could continue to be negatively affected by the economic downturn.

Declines in the market for commercial property from 2007 through 2010 have caused some of our commercial borrowers to suffer losses on their projects. Defaults of these loans or further deterioration in the credit worthiness of any of these borrowers would further negatively affect our financial condition, results of operations and prospects. Declines in housing prices and the supply of existing houses for sale could cause residential developers who are our borrowers to suffer losses on their projects and encounter difficulty in repaying their loans. Although during the years ended December 31, 2012 and 2011, we saw improvement in our credit risk profile and significant reductions in our nonperforming assets, which resulted in a credit to our provision for loan and lease losses of $18.9 million and $40.7 million, respectively. During the years ended December 31, 2010, 2009 and 2008, our provision for loan and lease losses amounted to $159.5 million, $348.8 million and $171.7 million, respectively. As of December 31, 2012, our percentage of nonperforming assets to total loans and leases, loans held for sale and other real estate was 4.00%, compared to 8.99% as of December 31, 2011 and 13.18% as of December 31, 2010. We cannot assure you that we will have an adequate allowance for loan and lease losses to cover future losses. If we suffer greater losses than we are projecting, our recovery plan and the ability to improve our position will be materially adversely affected.

Our net income has been favorably impacted by credits to our provision for loan and lease losses, which may not continue.

Over the last eight quarters, we have recorded a credit to the provision for loan and lease losses which has favorably impacted our net income. Although other factors of our overall risk profile have improved in recent quarters and general economic trends and market conditions have shown signs of stabilization to some degree, concerns over the global and U.S. economies still remain. Accordingly, it is possible that the Hawaii or California real estate markets could deteriorate as it did from the latter part of 2007 through 2010. If this occurs, it may result in an increase in loan delinquencies, loan charge-offs, and our allowance for loan and lease losses. Even if economic conditions improve or stay the same, it is possible that we may experience material credit losses and in turn, increases to our allowance for loan and lease losses, due to the elevated risk still inherent in our existing loan portfolio resulting from our high concentration of commercial real estate and construction loans. If that were to occur, we may no longer record a credit to the provision for loan and lease losses which would have an adverse impact on our net income.

A large percentage of our loans are collateralized by real estate and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

Our results of operations have been, and in future periods, will continue to be significantly impacted by the economy in Hawaii, and to a lesser extent, other markets we are exposed to including California. Approximately

82% of our loan portfolio as of December 31, 2012 was comprised of loans primarily collateralized by real estate, with the significant majority of these loans concentrated in Hawaii.

Deterioration of the economic environment in Hawaii, California or other markets we are exposed to, including a continued decline or worsening declines in the real estate market and single-family home resales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. As we have seen in the past, material declines in the value of the real estate assets securing many of our commercial real estate loans may lead to significant credit losses in this portfolio. As a result of our particularly high concentration of commercial real estate and construction loans, the risk within our portfolio is higher than many financial institutions and, as a result, our portfolio had been and remains particularly susceptible to significant credit losses during economic downturns and adverse changes in the real estate market.

Our allowance for loan and lease losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations. Additional loan losses may occur in the future and may occur at a rate greater than we have experienced to date.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral or guarantees securing these loans may be insufficient to assure repayment. Although during the years ended December 31, 2012 and 2011, we recorded a credit to our provision for loan and lease losses amounting to $18.9 million and $40.7 million, respectively, for the years ended December 31, 2010, 2009 and 2008, our provision for loan and lease losses amounted to $159.5 million, $348.8 million and $171.7 million, respectively. Our current allowance for loan and lease losses may not be sufficient to cover future loan losses. We may experience significant loan losses that could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are regularly reevaluated and are based in part on:

- current economic conditions and their estimated effects on specific borrowers;
- an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance for loan and lease losses;
- results of examinations of our loan portfolios by regulatory agencies; and
- management's internal review of the loan portfolio.

In determining the size of the allowance for loan and lease losses, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as the requirements of any supervisory action taken by the bank's regulators and other regulatory input. If our assumptions prove to be incorrect, our current allowance for loan and lease losses may not be sufficient to cover the losses. Because of the uncertainty in the economy, volatility in the credit and real estate markets, including specifically, the deterioration in the Hawaii and California real estate markets and our high concentration of commercial real estate and construction loans, we made significant adjustments to our allowance for loan and lease losses over the past several years and may need to make additional adjustments in the future. In addition, third parties, including our federal and state regulators, periodically evaluate the adequacy of our allowance for loan and lease losses and may communicate with us concerning the methodology or judgments that we have raised in determining the allowance for loan and lease losses. As a result of this input, we may be required to assign different grades to specific credits, increase our provision for loan and lease losses, and/or recognize further loan charge offs.

Our ability to use net operating loss carry forwards to reduce future tax payments may be limited or restricted.

We have generated significant net operating losses ("NOLs") as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an "ownership change." An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation's common stock or are otherwise treated as 5% shareholders under Section 382 and Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation's stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation's stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

In order to reduce the likelihood that transactions in our common stock will result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our common stock. To further protect our NOL carryforwards, on May 2, 2011, we filed the Protective Charter Amendment to restrict transfers of our common stock if the effect of the transfer would be to cause the transferee to become an owner, for relevant tax purposes, of 4.99% or more of our common stock (a "Threshold Holder") or cause the beneficial ownership of our common stock by any Threshold Holder to increase. However, we cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, we could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

Our ability to maintain adequate sources of funding and liquidity and required capital levels may be negatively impacted by uncertainty in the economic environment which may, among other things, impact our ability to satisfy our obligations.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of investments or loans, and other sources would have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include concerns regarding the continued deterioration in our financial condition, increased regulatory actions against us and a decrease in the level of our business activity as a result of a downturn in the markets in which our loans or deposits are concentrated. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial industry in light of the recent turmoil faced by banking organizations and the credit markets.

The management of liquidity risk is critical to the management of our business and our ability to service our customer base. In managing our balance sheet, our primary source of funding is customer deposits. Our ability to continue to attract these deposits and other funding sources is subject to variability based upon a number of factors including volume and volatility in the securities' markets, our financial condition, our credit rating and the relative interest rates that we are prepared to pay for these liabilities. The availability and level of deposits and other funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, which perception can change quickly in response to market conditions or circumstances unique to a particular company. Concerns about our past and future financial condition or concerns about our credit exposure to other persons could adversely impact our sources of liquidity, financial position, including regulatory capital ratios, results of operations and our business prospects.

If the level of deposits were to materially decrease, we would need to raise additional funds by increasing the interest that we pay on certificates of deposits or other depository accounts, seek other debt or equity financing or draw upon our available lines of credit. We rely on commercial and retail deposits, and to a lesser extent, advances from the FHLB and the Federal Reserve discount window, to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change.

Our line of credit with the FHLB serves as our primary outside source of liquidity. The Federal Reserve discount window also serves as an additional outside source of liquidity. Borrowings under this arrangement are through the Federal Reserve's secondary facility and are subject to providing additional information regarding the financial condition of the bank and reasons for the borrowing. The duration of borrowings from the Federal Reserve discount window are generally for a very short period, usually overnight. In the event that these outside sources of liquidity become unavailable to us, we will need to seek additional sources of liquidity, including selling assets. We cannot assure you that we will be able to sell assets at a level to allow us to repay borrowings or meet our liquidity needs.

We constantly monitor our activities with respect to liquidity and evaluate closely our utilization of our cash assets; however, there can be no assurance that our liquidity or the cost of funds to us may not be materially and adversely impacted as a result of economic, market, or operational considerations that we may not be able to control.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. If market interest rates should move contrary to our position, this "gap" will work against us and our earnings may be negatively affected. In light of our current volume and mix of interest-earning assets and interest-bearing liabilities, our net interest margin could be expected to increase during periods of rising interest rates and, conversely, to decline during periods of falling interest rates. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

- inflation;
- recession;
- changes in unemployment;
- the money supply;
- international disorder and instability in domestic and foreign financial markets; and

- governmental actions.

Our asset/liability management strategy may not be able to control our risk from changes in market interest rates and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. From time to time, we may reposition our assets and liabilities to reduce our net interest income volatility. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

Under the Compliance MOU, we are required to, among other things, (i) improve the Board of Directors' oversight of the bank's CMS; (ii) ensure the establishment and implementation of the bank's CMS is commensurate with the complexity of the bank's operations; (iii) perform a full review of all compliance policy and procedures, then revise and adopt policy and procedures to ensure compliance with all consumer protection regulations; (iv) enhance the bank's training program relating to consumer protection and fair lending regulations; (v) develop and implement an effective internal monitoring program to ensure compliance with all applicable laws and regulations; (vi) strengthen the compliance audit function to ensure that the compliance audits are appropriately and comprehensively scoped; (vii) develop and implement internal controls for the bank's third-party payment processing activity; (viii) strengthen the Board of Directors and senior management's oversight of third-party relationships and (ix) enhance the bank's overdraft payment program.

We cannot assure you whether or when the Company and the bank will be in full compliance with the Compliance MOU or whether or when the Compliance MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators that restrict our activities or may also continue to impose capital ratios or other requirements on our business. The requirements and restrictions of the Compliance MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of additional regulatory requirements or orders; limitations on our activities; the imposition of civil monetary penalties; and further directives which affect our business, including, in the most severe circumstances, termination of the bank's deposit insurance or appointment of a conservator or receiver for the bank.

In addition to the requirements of the Compliance MOU, we are subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change. In addition, regulations may be adopted which increase our deposit insurance premiums and enact special assessments which could increase expenses associated with running our business and adversely affect our earnings.

There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. We are subject to the rules and regulations of the FRBSF, FDIC and DFI and may be subject to the rules and regulations promulgated by the Consumer Financial Protection Bureau which was recently created pursuant to the Dodd-Frank Act. If we fail to comply with federal and state bank regulations, the regulators may limit our activities or growth, impose fines on us or ultimately cease our operations. Banking laws and regulations change from time to time. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

- the capital that must be maintained;
- the kinds of activities that can be engaged in;
- the kinds and amounts of investments that can be made;
- the locations of offices;
- insurance of deposits and the premiums that we must pay for this insurance; and
- how much cash we must set aside as reserves for deposits.

The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the United States. While the full effects of the legislation on us cannot yet be determined, it could result in higher compliance and other costs as a result of new regulations and new regulatory initiatives, including changes in the documentation and underwriting of qualified mortgages, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect our business.

In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Possible enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders.

The impact of new regulatory standards will likely impose enhanced capital adequacy requirements on us.

The Basel Committee on Banking has adopted new capital, leverage and liquidity guidelines under the Basel Accord and the FRB has proposed new capital requirements on bank and bank holding companies, all of which may have the effect of raising our capital requirements and imposing new capital requirements beyond those required by current law and the Dodd-Frank Act. Increased regulatory capital requirements (and the associated compliance costs) whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may have a material adverse effect on our business, liquidity, financial condition and results of operations.

If we are unable to effectively manage the composition of our investment securities portfolio, which we expect will continue to comprise a significant portion of our earning assets, our net interest income and net interest margin could be adversely affected.

Our primary sources of interest income include interest on loans and leases, as well as interest earned on investment securities. Interest earned on investment securities represented 24.2% of our interest income in the year ended December 31, 2012 as compared to 20.7% of our interest income in the year ended December 31, 2011. We face significant competition for loans and leases that meet our credit profile. In addition, as part of our recovery plan, we have experienced a significant reduction in average loans and leases as we have continued our efforts to reduce our credit risk exposure, while deploying more excess cash and cash equivalents into investment securities. Accordingly, effectively managing our investment securities portfolio to generate interest income while managing the composition and risks associated with that portfolio, including the mix of government agency and non-agency securities, has become increasingly important. If we are unable to effectively manage our investment securities portfolio or if the interest income generated by our investment securities portfolio declines, our net interest income and net interest margin could be adversely affected.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our deposit customers may pursue alternatives to deposits at our bank or seek higher yielding deposits causing us to incur increased funding costs.

We are facing increasing deposit-pricing pressures. Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market or other non-depository investments as providing superior expected returns or seek to spread their deposits over several banks to maximize FDIC insurance coverage. Furthermore, technology and other changes have made it more convenient for the bank's customers to transfer funds into alternative investments including products offered by other financial institutions or non-bank service providers. Additional increases in short-term interest rates could increase transfers of deposits to higher yielding deposits. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When the bank's customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, or spread their accounts over several banks, we can lose a relatively inexpensive source of funds, thus increasing our funding costs.

The fiscal, monetary and regulatory policies of the federal government and its agencies could have a material adverse effect on our results of operations.

The FRB regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. It also can materially decrease the value of financial assets we hold, such as debt securities.

In an effort to stimulate the economy, the federal government and its agencies have taken various steps to keep interest rates at extremely low levels. Our net interest income and net interest margin may be negatively impacted by a prolonged low interest rate environment like we are currently experiencing as it may result in us holding lower yielding loans and securities on our balance sheet, particularly if we are unable to replace the maturing higher yielding assets with similar higher yielding assets. Changes in the slope of the yield curve, which represents the spread between short-term and long-term interest rates, could also reduce our net interest income and net interest margin. Historically, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. When the yield curve flattens, as is the case in the current interest rate environment, our net interest income and net interest margin could decrease as our cost of funds increases relative to the yield we can earn on our assets.

Changes in FRB policies and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. Our interest expense will increase and our net interest margin will decrease if we have to offer higher rates of interest then we currently offer on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on dividends from our subsidiaries for most of our revenue.

Because we are a holding company with no significant operations other than our bank, we depend upon dividends from our bank for a substantial portion of our revenues.

Hawaii law only permits the bank to pay dividends out of retained earnings as defined under Hawaii banking law ("Statutory Retained Earnings"), which differs from GAAP retained earnings. At December 31, 2012, the bank had Statutory Retained Earnings of $96.5 million. In light of the Company's improved capital position and financial condition, our Board of Directors is currently evaluating a variety of alternatives to strategically manage the Company's capital levels, including the Company's prospects and ability to pay cash dividends to our stockholders commencing in 2013. Any decision to pay dividends or otherwise take any action with respect to our capital position, is subject to the discretion of our Board of Directors as well as any applicable regulatory and contractual limitations.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed and implemented to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, there are a limited number of qualified persons in our local marketplace with the knowledge and experience required to effectively maintain our information technology systems and implement our technology initiatives. Failure to successfully attract and retain qualified personnel, or keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to various legal claims and litigation.

From time to time, customers, employees and others that we do business with make claims and take legal action against us for various business occurrences, including the performance of our fiduciary responsibilities. Regardless of whether these claims and legal actions are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for our products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. Even if these claims and legal actions do not result in a financial liability or reputational damage, defending these claims and actions have resulted in, and will continue to result in, increased legal and professional services costs, which adds to our noninterest expense and negatively impacts our operating results.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets we operate. Additionally, various out of state banks conduct significant business in the market areas in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings banks, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

- the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

- the ability to expand our market position;

- the scope, relevance and pricing of products and services offered to meet customer needs and demands;

- the rate at which we introduce new products and services relative to our competitors;

- customer satisfaction with our level of service; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

The soundness of our financial condition may also affect our competitiveness. Customers may decide not to do business with the bank due to its financial condition. We have and continue to face additional regulatory restrictions that our competitors may not be subject to, including reducing our commercial real estate loan portfolio and improving the overall risk profile of the Company, which could adversely impact our ability to compete and attract and retain customers.

Our business could be adversely affected by unfavorable actions from rating agencies.

Ratings assigned by ratings agencies to us, our affiliates or our securities may impact the decision of certain customers, in particular, institutions, to do business with us. A rating downgrade or a negative rating could adversely affect our deposits and our business relationships. On February 23, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank from CC to B- and removed the Company and the bank from Rating Watch Evolving. On May 20, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank to B+ from B- and assigned a Positive Rating Outlook. On May 16, 2012, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank to BB- from B+ and assigned a Stable Rating Outlook. However, our ratings may not improve further and may be downgraded in the future if there are adverse developments concerning our business.

We may suffer substantial losses due to our agreements to indemnify investors in the Private Placement against a broad range of potential claims.

In our agreements with the investors in the Private Placement, we agreed to indemnify the investors for a broad range of claims, including losses resulting from the inaccuracy or breach of representations or warranties made by us in such agreements and the breach by us to perform our covenants contained in such agreements. While these indemnities are subject to various limitations, if claims were successfully brought against us, it could potentially result in significant losses for the Company.

As a result of the recapitalization, Carlyle and Anchorage are substantial holders of our common stock.

Following the closing of the recapitalization, Anchorage and Carlyle each became beneficial owners of our outstanding common stock, with their respective ownership percentages each equating to approximately 23% as of December 31, 2012. Each has a representative on our Board of Directors. Accordingly, Anchorage and Carlyle have substantial influence over the election of directors to our board and over corporate policy, including decisions to enter into mergers or other extraordinary transactions. In addition, Carlyle and Anchorage have certain preemptive rights to maintain their respective fully diluted percentage ownership of our common stock in the event of certain issuances of securities by us. In pursuing their economic interests, Anchorage and Carlyle may make decisions with respect to fundamental corporate transactions that may not be aligned with the interests of other shareholders.

Risk Factors Related to Our Securities

The market price of our common stock could decline.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

- failure to comply with all of the requirements of any governmental orders or agreements we are or may become subject to and the possibility of resulting action by the regulators;
- deterioration of asset quality;
- the incurrence of losses;
- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- changes in revenue or earnings/losses estimates or publication of research reports and recommendations by financial analysts;
- failure to meet analysts' revenue or earnings/losses estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- additions or departures of key personnel;
- actions by institutional shareholders;
- fluctuations in the stock price and operating results of our competitors;
- future sales of our common stock, including sales of our common stock in short sale transactions;
- general market conditions and, in particular, developments related to market conditions for the financial services industry;
- proposed or adopted regulatory changes or developments;
- anticipated or pending investigations, proceedings or litigation that involve or affect us; or
- domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, have experienced significant volatility over the past few years. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. In addition, sales of shares by investors in the Private Placement may cause our share price to decrease. Accordingly, the common stock that you purchase may trade at a price lower than that at which they were purchased. Volatility in the market price of our common stock may prevent individual shareholders from being able to sell their shares when they want or at prices they find attractive.

A significant decline in our stock price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

The transferability of our common stock is limited as a result of the Tax Benefits Preservation Plan and the Protective Charter Amendment.

As described under "—Risk Factors Related to our Business—Our ability to use net operating loss carryforwards to reduce future tax payments may be limited or restricted," we have generated significant NOLs as a result of our recent losses. In order to reduce the likelihood that transactions in our common stock would result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our common stock. To further protect our NOLs, we filed the Protective Charter Amendment on May 2, 2011 to restrict transfers of our stock if the effect of an attempted transfer would cause the transferee to become a Threshold Holder or cause the beneficial ownership of a Threshold Holder to increase. The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

The Tax Benefits Preservation Plan and the Protective Charter Amendment have the effect of limiting transferability of our common stock because they may make it more difficult and more expensive to acquire our common stock under the circumstances described above and, in the case of the Protective Charter Amendment, prohibit certain acquisitions of our common stock as described above. These transfer restrictions may discourage, delay or prevent a change in control of the Company and make it more difficult for a potential acquirer to consummate an acquisition of the Company. In addition, these provisions could limit the price that investors would be willing to pay in the future for our common shares and may limit a shareholder's ability to dispose of our common shares by reducing the class of potential acquirers for our common shares.

Anti-takeover provisions in our restated articles of incorporation and bylaws and applicable federal and state law may limit the ability of another party to acquire us, which could cause our stock price to decline.

Various provisions of our restated articles of incorporation and bylaws and certain other actions we have taken could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our shareholders. These include, among other things, the Tax Benefits Preservation Plan, the Protective Charter Amendment and the authorization to issue "blank check" preferred stock by action of the board of directors acting alone, thus without obtaining shareholder approval. In addition, applicable provisions of federal and state law require regulatory approval in connection with certain acquisitions of our common stock and supermajority voting provisions in connection with certain transactions. These provisions of our restated articles of incorporation and by-laws and federal and state law may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our common stock.

Resales of our common stock in the public market may cause the market price of our common stock to fall.

We issued a large number of common stock to the investors in the Private Placement. Carlyle and Anchorage (the "Lead Investors") have certain registration rights with respect to the common stock held by them. The registration rights for the Lead Investors will allow them to sell their common stock without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act. The market value of our common stock could decline as a result of sales by the Lead Investors from time to time of a substantial amount of the common stock held by them.

Our common stock is equity and therefore is subordinate to our subsidiaries' indebtedness and preferred stock.

Our common stock constitutes equity interests and does not constitute indebtedness. As such, common stock will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. As of December 31, 2012, we had $105.0 million in face amount of trust preferred securities outstanding and accrued and unpaid dividends thereon of $12.2 million. Additionally, holders of common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. The Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

There is a limited trading market for our common stock and as a result, you may not be able to resell your shares at or above the price you pay for them.

Although our common stock is listed for trading on the NYSE, the volume of trading in our common shares is lower than many other companies listed on the NYSE. A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

Our common stock is not insured and you could lose the value of your entire investment.

An investment in our common stock is not a deposit and is not insured against loss by the government.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

Certifications

We have filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to this annual report on Form 10-K for the fiscal year ended December 31, 2012. Last year, we submitted to the NYSE on May 17, 2012 our annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards. This year, we intend to submit to the NYSE our annual CEO certification within 30 days of the Company's annual meeting of shareholders, which is scheduled for April 26, 2013.

ITEM 2. PROPERTIES

We hold title to the land and building in which our Main branch office and headquarters, Hilo branch office, Kailua-Kona branch office, Pearl City branch office and certain operations offices are located. We also hold title to portions of the land our Moiliili branch office and operations center are located. The remaining lands on which the Moiliili branch office and operations center are located are leased, as are all remaining branch and support office facilities. We also own four floors of a commercial office condominium in downtown Honolulu where certain administrative and support operations are located.

We occupy or hold leases for approximately 40 other properties including office space for our remaining branches and residential mortgage lending subsidiary. These leases expire on various dates through 2038 and generally contain renewal options for periods ranging from five to 15 years. For additional information relating to lease rental expense and commitments as of December 31, 2012, see Note 19 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data."

ITEM 3. LEGAL PROCEEDINGS

Certain claims and lawsuits have been filed or are pending against us arising in the ordinary course of business. In the opinion of management, all such matters are of a nature that, if disposed of unfavorably, would not have a material adverse effect on our consolidated results of operations or financial position.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE under the ticker symbol "CPF." Set forth below is a line graph comparing the cumulative total stockholder return on the Company's common stock, based on the market price of the common stock and assuming reinvestment of dividends, with the Russell 2000 Index and the S&P SmallCap 600 Commercial Bank Index for the five year period commencing December 31, 2007 and ending December 31, 2012. The graph assumes the investment of $100 on December 31, 2007.

Indexed Total Annual Return
(as of December 31, 2012)



Total Return Performance
Central Pacific Financial Corp.
Russell 2000
S&P 600 Commercial Bank Index
Index Value
150
125
100
75
50
25
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

The following table sets forth information on the range of high and low sales prices of our common stock as reported by the NYSE, for each full quarterly period within 2012 and 2011:

	Year Ended December 31,			
	2012		2011	
	High	Low	High	Low
First quarter	$ 14.40	$ 12.54	$ 53.00	$ 18.61
Second quarter	14.49	12.02	21.06	12.07
Third quarter	15.00	12.80	14.78	9.48
Fourth quarter	15.60	13.72	13.89	9.37

As of February 8, 2013, there were 2,767 shareholders of record, excluding individuals and institutions for which shares were held in the names of nominees and brokerage firms.

Dividends

The holders of our common stock share proportionately, on a per share basis, in all dividends and other distributions declared by our Board of Directors. On January 28, 2009, CPF's Board of Directors suspended the payment of cash dividends to preserve capital. Accordingly, no cash dividends were declared on our common shares since 2009.

Under the terms of our trust preferred securities, our ability to pay dividends with respect to common stock is restricted until our obligations under our trust preferred securities are brought current. On February 25, 2013, the Company notified the trustees for its various outstanding trust preferred securities that it intends to pay all deferred interest on its subordinated debentures and related dividend payments on its trust preferred securities and will resume quarterly payments as of the next, respective interest payment due date for each outstanding trust.

Additionally, our ability to pay dividends depends on our ability to obtain dividends from our bank. As a Hawaii state-chartered bank, the bank may only pay dividends to the extent it has retained earnings as defined under Hawaii banking law ("Statutory Retained Earnings"), which differs from GAAP retained earnings. As of December 31, 2012, the bank had Statutory Retained Earnings of $96.5 million. In light of the Company's improved capital position and financial condition, our Board of Directors is currently evaluating a variety of alternatives to strategically manage the Company's capital levels, including the Company's prospects and ability to pay cash dividends to our stockholders commencing in 2013. Any decision to pay dividends or otherwise take any action with respect to our capital position, is subject to the discretion of our Board of Directors as well as any applicable regulatory and contractual limitations

See "Part I, Item 1. Business – Supervision and Regulation – Regulatory Actions" for a discussion on regulatory restrictions. For additional information regarding our election to defer payments on our trust preferred securities, see Notes 2 and 15 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data."

Issuer Purchases of Equity Securities

There were no repurchases of the Company's common stock during the fourth quarter of 2012.

Information relating to compensation plans under which equity securities of the Registrant are authorized for issuance is set forth under "Part III, Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected financial information for each of the years in the five-year period ended December 31, 2012. This information is not necessarily indicative of results of future operations and should be read in conjunction with "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes contained in "Part II, Item 8. Financial Statements and Supplementary Data."

	Year Ended December 31,				
Selected Financial Data	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)				
Statement of Operation Data:					
Total interest income	$ 128,445	$ 136,450	$ 160,754	$ 242,237	$ 303,952
Total interest expense	8,734	18,629	42,101	67,715	101,997
Net interest income	119,711	117,821	118,653	174,522	201,955
Provision (credit) for loan and lease losses	(18,885)	(40,690)	159,548	348,801	171,668
Net interest income (loss) after provision for loan and lease losses	138,596	158,511	(40,895)	(174,279)	30,287
Other operating income	55,744	50,181	57,036	57,413	54,808
Goodwill impairment	-	-	102,689	50,000	94,279
Other operating expense (excluding goodwill impairment)	146,919	172,121	164,405	166,876	178,543
Income (loss) before income taxes	47,421	36,571	(250,953)	(333,742)	(187,727)
Income taxes (benefit)	-	-	-	(19,995)	(49,313)
Net income (loss)	47,421	36,571	(250,953)	(313,747)	(138,414)
Balance Sheet Data (Year-End):					
Interest-bearing deposits in other banks	$ 120,902	$ 180,839	$ 729,014	$ 400,470	$ 475
Investment securities (1)	1,698,593	1,493,925	705,345	924,359	751,297
Loans and leases	2,203,944	2,064,447	2,169,444	3,041,980	4,030,266
Allowance for loan and lease losses	96,413	122,093	192,854	205,279	119,878
Goodwill	-	-	-	102,689	152,689
Other intangible assets	37,499	41,986	44,639	45,390	39,783
Total assets	4,370,368	4,132,865	3,938,051	4,869,522	5,432,361
Core deposits (2)	3,006,657	2,786,215	2,796,144	2,951,119	2,805,347
Total deposits	3,680,772	3,443,528	3,132,947	3,568,916	3,911,566
Long-term debt	108,281	158,298	459,803	657,874	649,257
Total shareholders' equity	504,822	456,440	66,052	335,963	526,291
Per Share Data:					
Basic earnings (loss) per share	$ 1.14	$ 3.36	$ (171.13)	$ (220.56)	$ (96.56)
Diluted earnings (loss) per share	1.13	3.31	(171.13)	(220.56)	(96.56)
Cash dividends declared	-	-	-	-	14.00
Book value	12.06	10.93	(42.18)	136.50	366.34
Diluted weighted average shares outstanding (in thousands)	42,084	36,342	1,516	1,459	1,433
Financial Ratios:					
Return (loss) on average assets	1.13 %	0.90 %	(5.74) %	(5.87) %	(2.45) %
Return (loss) on average shareholders' equity	9.81	9.83	(140.73)	(54.99)	(23.07)
Net income (loss) to average tangible shareholders' equity	10.17	10.41	(193.24)	(77.60)	(37.00)
Average shareholders' equity to average assets	11.49	9.17	4.08	10.67	10.61
Efficiency ratio (3)	78.89	92.06	82.88	63.52	53.93
Net interest margin (4)	3.10	3.09	2.91	3.62	4.02
Net loan charge-offs to average loans and leases	0.32	1.42	6.33	7.03	3.42
Nonaccrual loans to total loans and leases and loans held for sale (5)	3.54	6.33	10.96	15.13	3.26
Allowance for loan and lease losses to total loans and leases	4.37	5.91	8.89	6.75	2.97
Allowance for loan and lease losses to nonaccrual loans (5)	121.53	91.17	78.62	43.41	90.43
Dividend payout ratio	N/A	N/A	N/A	N/A	N/A

(1) Held-to-maturity securities at amortized cost, available-for-sale securities at fair value.

(2) Noninterest-bearing demand, interest-bearing demand and savings deposits, and time deposits under $100,000.

(3) The efficiency ratio is a non-GAAP financial measure which should be read and used in conjunction with the Company's GAAP financial information. Comparison of our efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently. Our efficiency ratio is derived by dividing other operating expense (excluding amortization, impairment and write-down of intangible assets, goodwill, loans held for sale and foreclosed property, loss on early extinguishment of debt, loss on investment transaction and loss on sale of commercial real estate loans) by net operating revenue (net interest income on a taxable equivalent basis plus other operating income before securities transactions). See Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 7. Reconciliation to Efficiency Ratio.

(4) Computed on a taxable equivalent basis using an assumed income tax rate of 35%.

(5) Nonaccrual loans include loans held for sale.

Five Year Performance Comparison

The significant items affecting the comparability of the five years' performance include:

- Credit to the provision for loan and lease losses of $18.9 million and $40.7 million in 2012 and 2011, respectively, compared to a charge of $159.5 million, $348.8 million and $171.7 million in 2010, 2009 and 2008, respectively;
- Valuation allowance against net deferred tax assets ("DTAs") of $147.5 million, $162.3 million, $178.8 million and $104.6 million in 2012, 2011, 2010 and 2009, respectively;
- Contributions to the Central Pacific Bank Foundation of $0.8 million and $8.5 million in 2012 and 2011, respectively;
- FDIC insurance premiums of $4.9 million, $6.8 million, $12.6 million, $12.2 million and $3.3 million in 2012, 2011, 2010, 2009 and 2008, respectively;
- Credit to the provision for repurchased residential mortgage loans of $2.0 million in 2012, compared to a charge of $5.0 million and $6.1 million in 2011 and 2010, respectively;
- Write down of assets of $2.6 million, $4.6 million, $1.5 million, $5.0 million and $23.8 million in 2012, 2011, 2010, 2009 and 2008, respectively;
- Foreclosed asset expense of $1.9 million, $4.6 million, $9.0 million, $8.7 million and $7.4 million in 2012, 2011, 2010, 2009 and 2008, respectively;
- Share-based compensation expense of $4.6 million, $2.6 million, $0.4 million, $0.4 million and $2.1 million recognized in 2012, 2011, 2010, 2009 and 2008, respectively;
- Loss on ineffective portion of derivative of $0.1 million in 2012, compared to a gain on ineffective portion of derivative of $1.0 million, $3.4 million and $2.1 million in 2011, 2009 and 2008, respectively;
- Loss on early extinguishment of debt of $6.2 million and $5.7 million in 2011 and 2010, respectively;
- Goodwill impairment charges of $102.7 million, $50.0 million and $94.3 million in 2010, 2009 and 2008, respectively;
- Gain on sale of property of $7.7 million and $3.6 million in 2010 and 2009, respectively;
- Tax contingency settlement benefits of $2.3 million in 2009;
- Mortgage servicing rights impairment charge of $3.4 million in 2008;
- Loss on counterparty financing agreement of $2.8 million in 2008; and
- Executive retirement expenses of $2.4 million incurred in 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We are a bank holding company that, through our banking subsidiary, Central Pacific Bank, offers full service commercial banking in the state of Hawaii.

Our products and services consist primarily of the following:

- *Loans*: Our loans consist of residential, commercial, commercial mortgage, and construction loans to small and medium-sized companies, business professionals and real estate developers. Our lending activities contribute to a key component of our revenues—interest income.

- *Deposits*: We strive to provide exceptional customer service and products that meet our customers' needs, like our Free Plus Checking, as well as our Exceptional Checking & Savings and Super Savings accounts. We also maintain a broad branch and ATM network in the state of Hawaii. The interest paid on such deposits has a significant impact on our interest expense, an important factor in determining our earnings. In addition, fees and service charges on deposit accounts contribute to our revenues.

Additionally, we offer wealth management products and services, such as non-deposit investment products, annuities, insurance, investment management, asset custody and general consultation and planning services.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in the forward-looking statements. Important factors that could, among others, cause our results to differ, possibly materially, from those indicated in the forward-looking statements are discussed above under "Part 1. Forward-Looking Statements and Factors that Could Affect Future Results" and "Part I, Item 1A. Risk Factors—Factors that May Affect our Business."

Executive Overview

We continued to make significant progress toward a full recovery of our Company in 2012. After three years of net losses in 2008 to 2010, we recorded our eighth consecutive profitable quarter in the fourth quarter of 2012. During fiscal 2012, we reported net income of $47.4 million, compared to net income of $36.6 million in fiscal 2011 and a net loss of $251.0 million during fiscal 2010. We also saw continued improvement in our asset quality as we reduced our nonperforming assets by $105.6 million to $90.0 million at December 31, 2012 from $195.6 million at December 31, 2011.

As a result of the continued improvement in our credit risk profile, we were able to reduce our allowance for loan and lease losses (the "Allowance"), which resulted in a positive impact to earnings. Our total credit costs during fiscal 2012, which include the provision for loan and lease losses (the "Provision"), write-downs of loans classified as held for sale, write-downs of foreclosed property and the change in the reserve for unfunded loan commitments, totaled a credit of $16.1 million, compared to a credit of $29.9 million in 2011.

With the stabilizing market conditions in Hawaii, together with our efforts to increase market share, we realized strong loan growth of $139.5 million, or 6.8%, as well as a solid increase of $220.4 million, or 7.9% in our core deposit base in 2012. Our capital position remained strong, supported by two years of profitability and the improvements in our asset quality. As a result of our stable financial performance, the Bank MOU was terminated on October 26, 2012, and the Written Agreement was terminated on February 12, 2013.

Basis of Presentation

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements under "Part II, Item 8. Financial Statements and Supplementary Data."

Business Environment

While there remains continued uncertainty in the global macroeconomic environment, the U.S. economy has continued to stabilize following the economic downturn caused by disruptions in the financial system in 2008.

Despite recent signs of stabilization, concerns about the global and U.S. economies still remain, including concerns over the European sovereign debt crisis. Growing United States government indebtedness, high unemployment rates, a large budget deficit and ongoing concerns over the federal debt ceiling continue to add to the uncertainty surrounding a sustained economic recovery. In addition, downgrades of ratings in U.S. and foreign debt instruments could raise borrowing costs and adversely impact the mortgage and housing markets.

The majority of our operations are concentrated in the state of Hawaii. As a result, our performance is significantly influenced by conditions in the banking industry, macroeconomic conditions and the real estate markets in Hawaii. A favorable business environment is generally characterized by expanding gross state product, low unemployment and rising personal income; while an unfavorable business environment is characterized by the reverse.

Tourism continues to be Hawaii's center of strength and its most significant economic driver. Hawaii's economy continued to improve in 2012 primarily due to a strong visitor industry which broke records for arrivals and visitor spending in 2012. According to the Hawaii Tourism Authority ("HTA"), 8.0 million total visitors arrived in the state in 2012. This was an increase of 9.6% from the number of visitor arrivals in 2011 and exceeded the previous high of 7.6 million visitors in 2006. The HTA also reported that total spending by visitors increased to $14.3 billion in 2012, an increase of $2.2 billion, or 18.7%, from 2011. According to the Hawaii Department of Business Economic Development & Tourism ("DBEDT"), total visitor arrivals and visitor spending are expected to gain 3.9% and 5.2% in 2013, respectively.

The Department of Labor and Industrial Relations reported that Hawaii's seasonally adjusted annual unemployment rate continued to improve to 5.2% in December 2012, which was the lowest it has been since October 2008, compared to 6.3% in December 2011. In addition, Hawaii's unemployment rate in December 2012 of 5.2% remained below the national seasonally adjusted unemployment rate of 7.8%. Real personal income and real gross state product grew by 1.8% and 1.6%, respectively, in 2012. DBEDT projects real personal income and real gross state product to grow by a modest 2.3% and 2.4%, respectively, in 2013. Based on the recent developments in the national and global economy, the performance of Hawaii's tourism industry, the labor market conditions in the state and growth of personal income and tax revenues, DBEDT expects Hawaii's economy will continue positive growth in 2013.

Historically, real estate lending has been a primary focus for us, including construction, residential mortgage and commercial mortgage loans. As a result, we are dependent on the strength of Hawaii's real estate market. According to the Honolulu Board of Realtors, Oahu unit sales volume increased 6.5% for single-family homes and increased 8.2% for condominiums in 2012 from 2011. The median resale price in 2012 for single-family homes on Oahu was $620,000, representing an increase of 7.8% from the median resale price of $575,000 in 2011. The median resale price for condominiums on Oahu was $317,500, representing a increase of 5.8% from the median resale price of $300,000 in 2011. Experts predict the Hawaii real estate market will continue to show improvements in 2013, however, there can be no assurance that this will occur.

California, like the rest of the nation, is also in the midst of an economic recovery that is modest by historical standards. However, the state's recovery has gathered momentum because of better real estate conditions, faster job growth, and improved consumer attitudes. The state's housing market recovery effectively began early in 2012. The California Association of Realtors ("CAR") reported that for 2012, unit home sales increased by 0.9% from 2011 to 522,510, and the statewide median price increased by 27.0% to $366,930, from the $288,950 recorded in 2011. The substantial increase in price was due in large part to a significant increase of higher-priced properties, while inventory constraints continued to constrict sales of lower-priced homes. Price increases are not expected to continue at a high pace in 2013. CAR anticipates the recovery to continue in 2013, and forecasts California's annual unit home sales to increase to 530,000, but median sales price to decrease to $335,000. California personal income improved in 2012. According to the California Department of Finance, average personal income is projected to have increased by 5.1% in 2012 from 2011 and projections for 2013 call for an increase of 4.3% from 2012. Employment also improved in 2012. California's seasonally adjusted unemployment rate in December 2012 decreased to 10.6% from 11.1% in the prior year, but continues to be well above the national unemployment rate of 8.1%. California's seasonally adjusted unemployment rate is expected to improve to 9.6% in 2013 but continue to remain above the national unemployment rate.

As we have seen in the past, our operating results are significantly impacted by the economy in Hawaii and, to a lesser extent, California and the composition of our loan portfolio. Loan demand, deposit growth, Provision, asset quality, noninterest income and noninterest expense are all affected by changes in economic conditions. If the residential and commercial real estate markets we have exposure to deteriorate as they did in 2008 through 2010, our results of operations would be negatively impacted. See "—Overview of Results of Operations—Concentrations of Credit Risk" for a further discussion on how a deteriorating real estate market, combined with the elevated concentration risk within our portfolio, could have a significant negative impact on our asset quality and credit losses.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires that management make certain judgments and use certain estimates and assumptions that affect amounts reported and disclosures made. Accounting estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period and would materially impact our consolidated financial statements as of or for the periods presented. Management has discussed the development and selection of the critical accounting estimates noted below with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the accompanying disclosures.

Allowance for Loan and Lease Losses

The Allowance is management's estimate of credit losses inherent in our loan and lease portfolio at the balance sheet date. We maintain our Allowance at an amount we expect to be sufficient to absorb probable losses inherent in our loan and lease portfolio based on a projection of probable net loan charge-offs.

For loans classified as impaired, an estimated impairment loss is calculated. To estimate loan charge-offs on other loans, we evaluate the level and trend of nonperforming and potential problem loans and historical loss experience. We also consider other relevant economic conditions and borrower-specific risk characteristics, including current repayment patterns of our borrowers, the fair value of collateral securing specific loans, changes in our lending and underwriting standards and general economic factors, nationally and in the markets we serve, including the real estate market generally and the residential and commercial construction markets in particular. Estimated loss rates are determined by loan category and risk profile, and an overall required Allowance is calculated, which includes amounts for imprecision and uncertainty. Based on our estimate of the level of Allowance required, a corresponding charge or credit to the Provision is recorded to maintain the Allowance at an appropriate level.

Our policy is to charge a loan off in the period in which the loan is deemed to be uncollectible. We consider a loan to be uncollectible when it is probable that a loss has been incurred and the Company can make a reasonable estimate of the loss. In these instances, the likelihood of and/or timeframe for recovery of the amount due is uncertain, weak, or protracted.

Our process for determining the reserve for unfunded commitments is consistent with our process for determining the Allowance and is adjusted for estimated loan funding probabilities. Reserves for unfunded commitments are recorded separately through a valuation allowance included in other liabilities. Credit losses for off-balance sheet credit exposures are deducted from the allowance for credit losses on off-balance sheet credit exposures in the period in which the liability is settled. The allowance for credit losses on off-balance sheet credit losses is established by a charge to other operating expense.

Since we cannot predict with certainty the amount of loan and lease charge-offs that will be incurred and because the eventual level of loan and lease charge-offs are impacted by numerous conditions beyond our control, we use our historical loss experience adjusted for current conditions to determine the Allowance and Provision. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review our Allowance. The determination of the Allowance requires us to make estimates of losses that are highly uncertain and involves a high degree of judgment. Accordingly, actual results could differ from those estimates. Changes in the estimate of the Allowance and related Provision could materially affect our operating results.

Loans Held for Sale

Loans held for sale consists of the following two types: (1) Hawaii residential mortgage loans that are originated with the intent to sell them in the secondary market and (2) non-residential mortgage loans in both Hawaii and the U.S. Mainland that were originated with the intent to be held in our portfolio but were subsequently transferred to the held for sale category. Hawaii residential mortgage loans classified as held for sale are carried at the lower of cost or fair value on an aggregate basis while the non-residential Hawaii and U.S. Mainland loans are recorded at the lower of cost or fair value on an individual basis.

When a non-residential mortgage loan is transferred to the held for sale category, the loan is recorded at the lower of cost or fair value. Any reduction in the loan's value is reflected as a write-down of the recorded investment resulting in a new cost basis, with a corresponding reduction in the Allowance. In subsequent periods, if the fair value of a loan classified as held for sale is less than its cost basis, a valuation adjustment is recognized in our consolidated statement of operations in other operating expense and the carrying value of the loan is adjusted accordingly. The valuation adjustment may be recovered in the event that the fair value increases, which is also recognized in our consolidated statement of operations in other operating expense.

The fair value of loans classified as held for sale are generally based upon quoted prices for similar assets in active markets, acceptance of firm offer letters with agreed upon purchase prices, discounted cash flow models that take into account market observable assumptions, or independent appraisals of the underlying collateral securing the loans. We report the fair values of Hawaii and U.S. Mainland construction and commercial real estate loans net of applicable selling costs on our consolidated balance sheets.

Reserve for Residential Mortgage Loan Repurchase Losses

We sell residential mortgage loans on a "whole-loan" basis to government-sponsored entities ("GSEs" or "Agencies") Fannie Mae and Freddie Mac and also to non-agency investors. These loan sales occur under industry standard contractual provisions that include various representations and warranties, which typically cover ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan and other similar matters. We may be required to repurchase certain loans sold with identified defects, indemnify the investor, or reimburse the investor for any credit losses incurred. We establish mortgage repurchase reserves related to various representations and warranties that reflect management's estimate for which we have repurchase obligation. The reserves are established by a charge to other operating expense in our consolidated statements of operation. At December 31, 2012 and 2011, this reserve totaled $3.6 million and $6.8 million, respectively, and is included in other liabilities on our consolidated balance sheets.

The repurchase reserve is applicable to loans we originated and sold with representations and warranties, which is representative of the entire sold portfolio. Originations for agency and non-agency investors for vintages 2005 through 2012 were approximately $4.1 billion and $3.3 billion, respectively. Representations and warranties relating to borrower fraud generally are enforceable for the life of the loan, whereas early payment default clauses generally expire after 90 days, depending on the sales contract. We estimate that outstanding loans sold that have early payment default clauses as of December 31, 2012 total approximately $167.9 million.

The repurchase loss liability is estimated by origination year to capture certain characteristics of each vintage. To the extent that repurchase demands are made by investors, we may be able to successfully appeal such repurchase demands. However, our appeals success may be affected by the reasons for repurchase demands, the quality of the demands, and our appeals strategies. Repurchase and loss estimates are stratified by vintage, based on actual experience and certain assumptions relative to potential investor demand volume, appeals success rates, and losses recognized on successful repurchase demands.

Loans repurchased during the year ended December 31, 2012 totaled approximately $5.5 million. In 2012, additional reserves were established as an unallocated component in recognition of the recent emergence of make-whole demands. The establishment of an unallocated component considers anticipated future losses and our lack of historical experience with the make-whole demands. Repurchase activity by vintage and investor type are depicted in Table 1 below.

Table 1. Repurchase Demands, Appeals, Repurchased and Pending Resolution

	Government Sponsored Entities				**Non-GSE Investors**			
Vintage	**Repurchase Demands**	**Appeals Granted**	**Repurchased**	**Pending Resolution**	**Repurchase Demands**	**Appeals Granted**	**Repurchased**	**Pending Resolution**
Year ended December 31, 2012 [1]								
2005 and prior	-	-	-	-	-	-	-	-
2006	3	1	1	1	2	2	-	-
2007	7	1	4	2	4	1	3	-
2008	7	3	4	-	2	1	1	-
2009	-	-	-	-	-	-	-	-
2010	1	-	1	-	-	-	-	-
2011	5	3	2	-	-	-	-	-
2012	5	3	1	1	1	-	1	-
Total	28	11	13	4	9	4	5	-
Year ended December 31, 2011 [2]								
2005 and prior	5	-	5	-	4	-	4	-
2006	4	1	3	-	1	-	1	-
2007	4	-	1	3	7	1	4	2
2008	18	8	8	2	8	2	6	-
2009	7	4	3	-	-	-	-	-
2010	9	3	6	-	-	-	-	-
2011	6	4	2	-	-	-	-	-
Total	53	20	28	5	20	3	15	2

[1] Based on repurchase requests received between January 1, 2012 and December 31, 2012.

[2] Based on repurchase requests received between January 1, 2011 and December 31, 2011.

The reserve for residential mortgage loan repurchase losses of $3.6 million at December 31, 2012 represents our best estimate of the probable loss that we may incur due to the representations and warranties in our loan sales contracts with investors. This represents a decrease of $3.3 million from December 31, 2011. The table below shows changes in the repurchase losses liability.

Table 2. Changes in the Reserve for Residential Mortgage Loan Repurchase Losses

	Year Ended December 31,	
	2012	2011
	(Dollars in thousands)	
Balance, beginning of period	$ 6,802	$ 5,014
Change in estimate	(2,022)	5,065
Utilizations	(1,228)	(3,277)
Balance, end of period	$ 3,552	$ 6,802

Our capacity to estimate repurchase losses is improving as we record additional experience. Repurchase losses depend upon economic factors and other external conditions that may change over the life of the underlying loans. Additionally, lack of access to the servicing records of loans sold on a service released basis adds difficulty to the estimation process, thus requiring considerable management judgment. To the extent that future investor repurchase demand and appeals success differ from past experience, we could have increased demands and increased loss severities on repurchases, causing future additions to the repurchase reserve.

Goodwill and Other Intangible Assets

During the first quarter of 2010, we determined than an impairment test on our remaining goodwill was required because of the uncertainty regarding our ability to continue as a going concern at that time combined with the fact that our market capitalization remained depressed. As a result of that impairment test, we determined that the remaining goodwill associated with our Banking Operations reporting unit was impaired and we recorded a non-cash impairment charge of $102.7 million. Since that time, no goodwill remains on our consolidated balance sheet.

Prior to the first quarter of 2010, we reviewed the carrying amount of goodwill for impairment on an annual basis and performed additional assessments on a quarterly basis whenever indicators of impairment were evident. Goodwill attributable to each of our reporting units was tested for impairment by comparing their respective fair values to their carrying values. When determining fair value, we utilized a discounted cash flow methodology for our Banking Operations reporting unit. Absent any impairment indicators, we performed our annual goodwill impairment tests during the fourth quarter of each fiscal year.

Other intangible assets include a core deposit premium and mortgage servicing rights.

We utilize the amortization method to measure our mortgage servicing rights. Under the amortization method, we amortize our mortgage servicing rights in proportion to and over the period of net servicing income. Income generated as the result of new mortgage servicing rights is reported as gains on sales of loans. Amortization of the servicing rights is reported as amortization of other intangible assets in our consolidated statements of operations. Ancillary income is recorded in other income. Mortgage servicing rights are recorded when loans are sold to third-parties with servicing of those loans retained and we classify our entire mortgage servicing rights into one class.

Initial fair value of the servicing right is calculated by a discounted cash flow model prepared by a third party service provider based on market value assumptions at the time of origination and we assess the servicing right for impairment using current market value assumptions at each reporting period. Critical assumptions used in the discounted cash flow model include mortgage prepayment speeds, discount rates, costs to service and ancillary income. Variations in our assumptions could materially affect the estimated fair values. Changes to our assumptions are made when current trends and market data indicate that new trends have developed. Current market value assumptions based on loan product types (fixed rate, adjustable rate and balloon loans) include average discount rates and national prepayment speeds. Many of these assumptions are subjective and require a high level of management judgment. Our mortgage servicing rights portfolio and valuation assumptions are periodically reviewed by management.

Prepayment speeds may be affected by economic factors such as home price appreciation, market interest rates, the availability of other credit products to our borrowers and customer payment patterns. Prepayment speeds include the impact of all borrower prepayments, including full payoffs, additional principal payments and the impact of loans paid off due to foreclosure liquidations. Because of the depressed interest rate environment, prepayment speeds have increased as customers continue to refinance existing mortgages under more favorable interest rate terms. The increased prepayment speeds reduced the amount of cash flows we expected to realize from our mortgage servicing rights and increased the amount of amortization expense that we incurred during the year ended December 31, 2012.

We perform an impairment assessment of our other intangible assets whenever events or changes in circumstance indicate that the carrying value of those assets may not be recoverable. Our impairment assessments involve, among other valuation methods, the estimation of future cash flows and other methods of determining fair value. Estimating future cash flows and determining fair values is subject to judgments and often involves the use of significant estimates and assumptions. The variability of the factors we use to perform our impairment tests depend on a number of conditions, including uncertainty about future events and cash flows. All such factors were interdependent and, therefore, do not change in isolation. Accordingly, our accounting estimates may materially change from period to period due to changing market factors.

During the second quarter of 2012, we evaluated the recoverability of the intangible assets related to our customer relationships and non-compete agreements. Upon completion of this review, we determined that the intangible assets related to our customer relationships and non-compete agreements were both fully impaired, and thus, we recorded impairment charges to other operating expense totaling $0.9 million during the second quarter of 2012.

Deferred Tax Assets and Tax Contingencies

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance may be required if, based on the weight of available evidence, it is more likely than not that some portion or all of the DTAs will not be realized. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years, to the extent that carrybacks are permitted under current tax laws, as well as estimates of future taxable income and tax planning strategies that could be implemented to accelerate taxable income, if necessary. If our estimates of future taxable income were materially overstated or if our assumptions regarding the tax consequences of tax planning strategies were inaccurate, some or all of our DTAs may not be realized, which would result in a charge to earnings. In 2009, we established a full valuation allowance against our net DTAs. See "— Overview of Results of Operations — Income Taxes" below. As noted in "— Executive Overview —," we have reported eight consecutive quarters of profitability since our recapitalization in February of 2011. As a result of this positive trend and based on our expectation that we will remain profitable, we may be able to begin reversing the valuation allowance during the first quarter of 2013.

We have established income tax contingency reserves for potential tax liabilities related to uncertain tax positions. Tax benefits are recognized when we determine that it is more likely than not that such benefits will be realized. Where uncertainty exists due to the complexity of income tax statutes and where the potential tax amounts are significant, we generally seek independent tax opinions to support our positions. If our evaluation of the likelihood of the realization of benefits is inaccurate, we could incur additional income tax and interest expense that would adversely impact earnings, or we could receive tax benefits greater than anticipated which would positively impact earnings.

Defined Benefit Retirement Plan

Defined benefit plan obligations and related assets of our defined benefit retirement plan are presented in Note 17 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data." In 2002, the defined benefit retirement plan was curtailed and all plan benefits were fixed as of that date. Plan assets, which consist primarily of marketable equity and debt securities, are typically valued using market quotations. Plan obligations and the annual pension expense are determined by independent actuaries through the use of a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate and the expected long-term rate of return on plan assets. In determining the discount rate, we utilize a yield that reflects the top 50% of the universe of bonds, ranked in the order of the highest yield. Asset returns are based upon the anticipated average rate of earnings expected on the invested funds of the plans.

At December 31, 2012, we used a weighted-average discount rate of 4.0% and an expected long-term rate of return on plan assets of 8.0%, which affected the amount of pension liability recorded as of year-end 2012 and the amount of pension expense to be recorded in 2013. At December 31, 2011, a weighted-average discount rate of 4.8% and an expected long-term rate of return on plan assets of 8.0% were used in determining the pension liability recorded as of year-end 2011 and the amount of pension expense recorded in 2012. For both the discount rate and the asset return rate, a range of estimates could reasonably have been used which would affect the amount of pension expense and pension liability recorded.

An increase in the discount rate or asset return rate would reduce pension expense in 2012, while a decrease in the discount rate or asset return rate would have had the opposite effect. A 0.25% change in the discount rate assumption would impact 2013 pension expense by less than $0.1 million and year-end 2012 pension liability by $1.0 million, while a 0.25% change in the asset return rate would impact 2013 pension expense by less than $0.1 million.

Overview of Results of Operations

2012 vs. 2011 Comparison

In 2012, we recognized net income of $47.4 million, or $1.13 per diluted common share, compared to net income of $36.6 million, or $3.31 per diluted common share, in 2011. Our net income per diluted share for 2011 included the impact of a one-time accounting adjustment totaling $85.1 million related to the previously mentioned TARP Exchange. Total credit costs, which include the Provision, write-downs of loans classified as held for sale, write-downs of foreclosed property and the change in the reserve for unfunded loan commitments, amounted to a credit of $16.1 million in 2012 compared to a credit of $29.9 million in 2011. Our operating results in 2012 were positively impacted by increases in net interest income and other operating income of $1.9 million and $5.6 million, respectively, and a decrease in other operating expense of $25.2 million. Our net income on average assets and average shareholders' equity for 2012 was 1.13% and 9.81%, respectively, compared to 0.90% and 9.83%, respectively, in 2011.

2011 vs. 2010 Comparison

In 2011, we recognized net income of $36.6 million, or $3.31 per diluted common share, compared to a net loss of $251.0 million, or $171.13 per diluted common share, in 2010. Total credit costs, which include the Provision, write-downs of loans classified as held for sale, write-downs of foreclosed property and the change in the reserve for unfunded loan commitments, were reduced from a charge of $168.9 million in 2010 to a credit of $29.9 million in 2011. The significant improvement in our operating results was directly attributable to the decrease in credit costs and the fact that we recognized a $102.7 million non-cash goodwill impairment charge in 2010, partially offset by decreases in net interest income and other operating income of $0.8 million and $6.9 million, respectively. Our net income on average assets and average shareholders' equity for 2011 was 0.90% and 9.83%, respectively, compared to a net loss on average assets and average shareholders' equity of 5.74% and 140.73%, respectively, in 2010.

Net Interest Income

The following table sets forth information concerning average interest earning assets and interest-bearing liabilities and the yields and rates thereon. Net interest income, when expressed as a percentage of average interest earning assets, is referred to as "net interest margin." Interest income, which includes loan fees and resultant yield information, is expressed on a taxable equivalent basis using an assumed income tax rate of 35%. Table 4 presents an analysis of changes in components of net interest income between years. For each category of interest earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume of the asset multiplied by the prior year's rate) and (ii) changes in rates (change in rate multiplied by the current year's volume).

Table 3. Average Balances, Interest Income and Expense, Yields and Rates (Taxable Equivalent)

	2012			2011			2010		
	Average Balance	Average Yield/ Rate	Amount of Interest	Average Balance	Average Yield/ Rate	Amount of Interest	Average Balance	Average Yield/ Rate	Amount of Interest
	(Dollars in thousands)								
Assets									
Interest earning assets:									
Interest-bearing deposits in other banks	$ 114,438	0.25 %	$ 285	$ 412,351	0.26 %	$ 1,052	$ 726,346	0.26 %	$ 1,862
Federal funds sold & securities purchased under agreements to resell	-	-	-	-	-	-	-	-	-
Taxable investment securities (1)	1,521,164	1.89	28,819	1,227,181	2.25	27,571	586,719	3.36	19,710
Tax-exempt investment securities (1)	83,663	4.25	3,557	12,537	9.05	1,135	21,803	7.54	1,643
Loans and leases, including loans held for sale (2)	2,130,758	4.55	97,029	2,121,544	5.05	107,089	2,716,090	5.09	138,114
Federal Home Loan Bank stock	48,654	-	-	48,797	-	-	48,797	-	-
Total interest earning assets	3,898,677	3.33	129,690	3,822,410	3.58	136,847	4,099,755	3.94	161,329
Nonearning assets	308,978			232,218			268,504		
Total assets	$ 4,207,655			$ 4,054,628			$ 4,368,259		
Liabilities and Equity									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 615,960	0.05 %	$ 339	$ 539,519	0.09 %	$ 500	$ 619,070	0.14 %	$ 885
Savings and money market deposits	1,163,963	0.09	1,006	1,117,183	0.18	2,044	1,092,378	0.50	5,514
Time deposits under $100,000	326,288	0.59	1,937	395,500	0.99	3,900	515,264	1.57	8,077
Time deposits $100,000 and over	652,339	0.27	1,751	484,734	0.65	3,166	450,371	1.40	6,313
Short-term borrowings	11	0.67	-	35,810	0.57	204	219,823	0.54	1,177
Long-term debt	109,791	3.37	3,701	352,677	2.50	8,815	634,217	3.17	20,135
Total interest-bearing liabilities	2,868,352	0.30	8,734	2,925,423	0.64	18,629	3,531,123	1.19	42,101
Noninterest-bearing deposits	773,768			675,604			581,857		
Other liabilities	72,131			71,687			66,943		
Total liabilities	3,714,251			3,672,714			4,179,923		
Shareholders' equity	483,435			371,922			178,321		
Non-controlling interests	9,969			9,992			10,015		
Total equity	493,404			381,914			188,336		
Total liabilities and equity	$ 4,207,655			$ 4,054,628			$ 4,368,259		
Net interest income			$ 120,956			$ 118,218			$ 119,228
Net interest margin		3.10 %			3.09 %			2.91 %	

(1) At amortized cost.
(2) Includes nonaccrual loans.

Table 4. Analysis of Changes in Net Interest Income (Taxable Equivalent)

	2012 Compared to 2011			2011 Compared to 2010		
	Increase (Decrease) Due to Change In:			Increase (Decrease) Due to Change In:		
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Dollars in thousands)					
Interest earning assets						
Interest-bearing deposits in other banks	$ (760)	$ (7)	$ (767)	$ (810)	$ -	$ (810)
Taxable investment securities	6,615	(5,367)	1,248	21,520	(13,659)	7,861
Tax-exempt investment securities	6,437	(4,015)	2,422	(699)	191	(508)
Loans and leases, including loans held for sale	465	(10,525)	(10,060)	(30,262)	(763)	(31,025)
Total interest earning assets	12,757	(19,914)	(7,157)	(10,251)	(14,231)	(24,482)
Interest-bearing liabilities						
Interest-bearing demand deposits	69	(230)	(161)	(111)	(274)	(385)
Savings and money market deposits	84	(1,122)	(1,038)	124	(3,594)	(3,470)
Time deposits under $100,000	(685)	(1,278)	(1,963)	(1,880)	(2,297)	(4,177)
Time deposits $100,000 and over	1,089	(2,504)	(1,415)	481	(3,628)	(3,147)
Short-term borrowings	(204)	-	(204)	(994)	21	(973)
Long-term debt	(6,072)	958	(5,114)	(8,925)	(2,395)	(11,320)
Total interest-bearing liabilities	(5,719)	(4,176)	(9,895)	(11,305)	(12,167)	(23,472)
Net interest income	$ 18,476	$ (15,738)	$ 2,738	$ 1,054	$ (2,064)	$ (1,010)

Net interest income is our primary source of earnings and is derived primarily from the difference between the interest we earn on loans and investments versus the interest we pay on deposits and borrowings. Net interest income (expressed on a taxable-equivalent basis) totaled $121.0 million in 2012, increasing by $2.7 million, or 2.3%, from $118.2 million in 2011, which decreased by $1.0 million, or 0.8%, from net interest income of $119.2 million recognized in 2010. The increase in net interest income for 2012 was primarily the result of a significant increase in average taxable and tax-exempt investment securities and a significant decrease in long-term debt as we redeployed our excess liquidity into higher yielding investment securities (including tax-exempt municipal securities) and reduced our overall funding costs.

Average rates paid on our interest-bearing liabilities declined by 34 basis points ("bp") in the year ended December 31, 2012, from the year ended December 31, 2011. The decline exceeded the 25 bp decline in average yields earned on our interest-earning assets in the year ended December 31, 2012, compared to the same period in 2011. The decrease in average yields earned on our interest earning assets in 2012 was directly attributable to the depressed interest rate environment, reductions in our higher yielding commercial real estate and construction loan portfolios and the corresponding increase in our lower yielding investment securities portfolio.

In the fourth quarter of 2010, we paid down long-term borrowings at the FHLB totaling $106.7 million with a weighted average interest rate of 4.78%. Prepaying these long-term borrowings resulted in the recognition of a loss on the early extinguishment of debt totaling $5.7 million.

Similarly, in the third quarter of 2011, we paid down long-term borrowings at the FHLB totaling $120.5 million with a weighted average interest rate of 4.36%. Prepaying these long-term borrowings resulted in the recognition of a loss on the early extinguishment of debt totaling $6.2 million. The prepayments of these higher rate long-term borrowings contributed to the improvement in our net interest margin in 2011 compared to 2010.

In the third quarter of 2012, we completed an investment securities portfolio repositioning to reduce net interest income volatility and enhance the potential for prospective earnings and an improved net interest margin. In connection with the repositioning, we sold $124.7 million in available-for-sale mortgage-backed securities with an average net yield of 0.60% and a weighted average life of 1.3 years and reinvested the proceeds in $133.2 million of similarly typed investment securities with an average yield of 1.88% and a weighted average life of 5.3 years. The new securities were classified in the held-to-maturity portfolio and a net gain of $0.7 million was realized on the transaction.

Interest Income

Our primary sources of interest income include interest on loans and leases, which represented 74.8%, 78.3% and 85.6% of interest income in 2012, 2011 and 2010, respectively, as well as interest earned on investment securities, which represented 25.0%, 21.0% and 13.2% of interest income, respectively. Interest income expressed on a taxable-equivalent basis of $129.7 million in 2012 decreased by $7.2 million, or 5.2%, from the $136.8 million earned in 2011, which decreased by $24.5 million, or 15.2%, from the $161.3 million earned in 2010.

As depicted in Table 4, the decrease in interest income in 2012 from the prior year was primarily due to a significant decrease in average loan yields and the significant decrease in average taxable investment securities yields, partially offset by a significant increase in average investment securities balances. The 50 bp decrease in average loan yields in 2012 contributed to $10.5 million of the current year reduction in interest income. The 36 bp decrease in average taxable investment securities yields in 2012 contributed to $5.4 million of the current reduction in interest income. These increases were partially offset by the $294.0 million increase in average taxable investment securities which contributed to an increase of $6.6 million of current year interest income and the $71.1 million increase in average tax-exempt investment securities which contributed to an increase of $6.4 million of current year interest income.

As depicted in Table 4, the drop in interest income in 2011 from 2010 was largely due to a significant decrease in average loan and lease balances and to a lesser extent the average loan yields earned thereon and the significant decrease in average taxable investment securities yields, partially offset by a significant increase in average investment securities balances. The $594.5 million decrease in average loan and lease balances contributed to $30.3 million of the reduction in interest income, while the 4 bp decrease in average loan yields in 2011 contributed to $0.8 million of the reduction in interest income. The $640.5 million increase in average taxable investment securities contributed to an increase of $21.5 million of the increase in interest income, which was partially offset by the 111 bp decrease in average taxable investment securities yields in 2011 which contributed to $13.7 million of the reduction in interest income.

Interest Expense

In 2012, interest expense of $8.7 million decreased by $9.9 million, or 53.1%, compared to $18.6 million in 2011, which decreased by $23.5 million, or 55.8%, compared to $42.1 million in 2010.

Declines in average rates paid on interest-bearing liabilities were reflective of the FRB's notably low interest rate policy that existed throughout 2012, 2011 and 2010 and contributed to the overall reduction in interest expense during the periods. In 2012, the average rate paid on interest-bearing liabilities decreased by 34 bp to 0.30%, compared to 0.64% in 2011. Decreases in the average balances of long-term borrowings of $242.9 million, time deposits under $100,000 of $69.2 million and short-term borrowings of $35.8 million were the primary drivers of the overall decrease in interest expense. Decreases in the average rates paid on savings and money market deposits of 9 bp, time deposits under $100,000 of 40 bp and time deposits $100,000 and over of 38 bp also contributed to the reduction of interest expense in 2012.

In 2011, the average rate paid on interest-bearing liabilities decreased by 55 bp to 0.64%, compared to 1.19% in 2010. Decreases in average rates paid on savings and money market deposits of 32 bp, time deposits under $100,000 of 58 bp, time deposits $100,000 and over of 75 bp and long-term borrowings of 67 bp were the primary drivers of the overall decrease in interest expense. Decreases in the average balances of time deposits under $100,000 of $119.8 million, short-term borrowings of $184.0 million and long-term borrowings of $281.5

million also contributed to the reduction of interest expense in 2011.

Net Interest Margin

Our net interest margin was 3.10%, 3.09%, and 2.91% in 2012, 2011 and 2010, respectively. As described above, the improvement in our net interest margin in 2012 reflected our deployment of excess liquidity into higher yielding investment securities and an overall reduction in our funding costs, which included the aforementioned prepayment of long-term borrowings at the FHLB in the third quarter of 2011, partially offset by lower yields earned on our interest earning assets due to the depressed interest rate environment.

The improvement in our net interest margin in 2011 was attributed to lower funding costs on our interest-bearing liability balances due primarily to the aforementioned prepayment of long-term borrowings, partially offset by lower yields earned on our interest earning assets as we continued our efforts to reduce our higher yielding commercial real estate portfolio to improve our credit risk profile.

The historically low interest rate environment that we continue to operate in is the result of the target Fed Funds rate of 0% to 0.25% initially set by the Federal Reserve in the fourth quarter of 2008 and other economic policies implemented by the FRB, which continued through year end 2012. With the expected prolonged low interest rate environment, we expect further compression in our net interest margin over the near term as we will continue to experience downward yield pressure on our interest-earning assets, without significant benefit from the downward re-pricing of our interest-bearing liabilities.

Other Operating Income

The following table sets forth components of other operating income and the total as a percentage of average assets for the periods indicated.

Table 5. Components of Other Operating Income

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Other service charges and fees	$ 17,569	$ 17,239	$ 15,418
Net gain on sales of residential loans	17,095	8,050	8,468
Service charges on deposit accounts	8,367	10,024	11,831
Income from bank-owned life insurance	2,899	4,139	4,809
Income from fiduciary activities	2,599	2,794	3,204
Investment securities gains	789	1,306	831
Loan placement fees	690	541	391
Equity in earnings of unconsolidated subsidiaries	574	458	468
Fees on foreign exchange	551	664	659
Gain on sale of property	-	-	7,698
Other	4,611	4,966	3,259
Total other operating income	$ 55,744	$ 50,181	$ 57,036
Total other operating income as a percentage of average assets	1.32%	1.24%	1.31%

Total other operating income of $55.7 million in 2012 increased by $5.6 million, or 11.1%, from the $50.2 million earned in 2011, which decreased by $6.9 million, or 12.0%, from the $57.0 million earned in 2010.

In 2012, we recorded higher net gains on sales of residential mortgage loans of $9.0 million. Offsetting this increase in 2012 were lower service charges on deposit accounts of $1.7 million and lower income from bank-owned life insurance of $1.2 million.

In 2011, we recorded lower service charges on deposit accounts of $1.8 million, lower income from bank-owned life insurance of $0.7 million and no gain on sale of property. In 2010 we recorded a gain on sale of property of $7.7 million. Offsetting these decreases in 2011 were higher other service charges and fees of $1.8 million and higher non-cash gains related to the ineffective portion of a cash flow hedge of $1.0 million.

Other Operating Expense

The following table sets forth components of other operating expense and the total as a percentage of average assets for the periods indicated.

Table 6. Components of Other Operating Expense

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Salaries and employee benefits	$ 69,344	$ 63,675	$ 56,613
Net occupancy	13,920	13,793	13,650
Legal and professional services	13,824	13,506	17,840
Amortization and impairment of other intangible assets	10,179	7,033	7,061
Equipment	3,966	4,702	5,337
Computer software expense	3,961	3,629	3,625
Advertising expense	3,516	2,961	2,531
Communication expense	3,428	3,517	3,985
Write down of assets	2,586	4,624	1,460
Foreclosed asset expense	1,888	4,557	8,982
Loss on early extinguishment of debt	-	6,234	5,685
Other	20,307	43,890	37,636
Total other operating expense (excluding goodwill impairment)	146,919	172,121	164,405
Goodwill impairment	-	-	102,689
Total other operating expense	$ 146,919	$ 172,121	$ 267,094
Total other operating expense as a percentage of average assets	3.49%	4.25%	6.11%

Total other operating expense of $146.9 million in 2012 decreased by $25.2 million, or 14.6%, from total operating expense of $172.1 million in 2011, which decreased by $95.0 million, or 35.6%, compared to 2010. Excluding goodwill impairment charges, total other operating expense as a percentage of average assets was 3.76% in 2010.

The decrease in total other operating expense in 2012, compared to 2011, was the result of lower contributions to the Central Pacific Bank Foundation of $7.8 million, lower credit-related charges (which include write-downs of loans held for sale, foreclosed asset expense, and reserves on unfunded commitments) of $8.0 million, lower reserves for repurchased loans of $7.0 million, lower loss on early extinguishment of debt of $6.2 million and lower FDIC insurance expense of $2.0 million, partially offset by higher salaries and employee benefits of $5.7 million and higher amortization and impairment of other intangible assets of $3.1 million.

The decrease in total other operating expense in 2011, compared to 2010, was the result of a non-cash goodwill impairment charge of $102.7 million recorded in 2010, lower FDIC insurance expense of $5.8 million, lower legal and professional services of $4.3 million and lower reserves for repurchased loans of $1.3 million, partially offset by contributions to the Central Pacific Bank Foundation of $8.5 million, higher salaries and employee benefits of $7.1 million and lower credit-related charges (which include write-downs of loans held for sale, foreclosed asset expense, and reserves on unfunded commitments) of $1.5 million.

A key measure of operating efficiency tracked by management is the efficiency ratio. The efficiency ratio, as used by management, differs from comparable measures calculated and presented in accordance with GAAP in that it excludes unusual or non-recurring charges, losses, credits or gains. Management believes that the efficiency ratio provides useful supplemental information that is important to a proper understanding of the company's core business results by investors. Our efficiency ratio should not be viewed as a substitute for results determined in accordance with GAAP, nor is it necessarily comparable to the efficiency ratio presented by other companies. Our efficiency ratio decreased to 78.89% in 2012, compared to 92.06% in 2011 and 82.88% in 2010. The decrease in our efficiency ratio was primarily driven by the aforementioned decrease in other operating expenses and increase in net interest income and other operating income.

The following table sets forth a reconciliation of total operating expenses as a percentage of net operating revenue to our efficiency ratio for each of the dates indicated:

Table 7. Reconciliation to Efficiency Ratio

	Year Ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Total operating expenses as a percentage of net operating revenue	83.52 %	103.01 %	152.25 %	91.61 %	105.18 %
Goodwill impairment	-	-	(58.53)	(21.12)	(36.35)
Amortization and impairment of other intangible assets	(2.09)	(1.72)	(1.64)	(1.21)	(1.07)
Foreclosed asset expense	(1.07)	(2.73)	(5.13)	(3.65)	(2.84)
Write down of assets	(1.47)	(2.77)	(0.83)	(2.11)	(9.17)
Loss on early extinguishment of debt	-	(3.73)	(3.24)	-	-
Loss on counterparty financing transaction	-	-	-	-	(1.10)
Loss on commercial real estate loans	-	-	-	-	(0.72)
Efficiency ratio	78.89 %	92.06 %	82.88 %	63.52 %	53.93 %

Income Taxes

We did not recognize any income tax benefit in 2012, 2011 and 2010, as we had a full valuation allowance established against our net DTAs throughout 2012, 2011 and 2010. A full valuation allowance was established against our net DTAs during the third quarter of 2009 based upon the level of our NOLs and the existence of a three-year cumulative loss, which led to our conclusion that it was more likely than not that our DTAs would not be fully realized. In determining the extent of the valuation allowance, management also considered, among other things, carryback/carryforward periods available to the Company and trends in income/loss of the Company's earnings.

In 2012, we decreased our valuation allowance against our net DTAs by $14.8 million, or 9.1% to $147.5 million at December 31, 2012 from $162.3 million at December 31, 2011. Of the total decrease to the valuation allowance, $15.9 million was recognized as a non-cash credit to income tax expense, while $1.1 million was charged against accumulated other comprehensive income (loss) ("AOCI").

In 2011, we decreased our valuation allowance against our net DTAs by $16.6 million, or 9.3% to $162.3 million at December 31, 2011 from $178.8 million at December 31, 2010. Of the total decrease to the valuation allowance, $9.9 million was recognized as a non-cash credit to income tax expense, while the remaining $6.7 million was credited against AOCI.

Our effective tax rate was 0% in 2012, 2011 and 2010. Because we continue to recognize a full valuation allowance against our net DTAs, we did not record any income tax expense or benefit in 2012, 2011 and 2010.

As noted in "— Executive Overview," we have reported eight consecutive quarters of profitability since our recapitalization in February of 2011. As a result of this positive trend and based on our expectation that we will remain profitable, we may be able to begin reversing the valuation allowance during the first quarter of 2013.

Financial Condition

Total assets of $4.4 billion at December 31, 2012 increased by $237.5 million, or 5.7%, from the $4.1 billion at year-end 2011, and total liabilities of $3.9 billion at December 31, 2012 increased by $189.1 million, or 5.2%, from the prior year. The increase in total assets in 2012 was due primarily to our deposit growth and subsequent deployment of these proceeds into higher yielding assets.

Loan Portfolio

Our lending activities have historically been focused on residential, commercial, commercial mortgage and construction loans to local homebuyers, small and middle-market companies, and business professionals. Our strategy for generating commercial loans has traditionally relied upon teams of commercial real estate and commercial banking officers organized by geographical and industry lines who are responsible for client prospecting and business development.

To manage credit risk (i.e., the inability of borrowers to repay their loan obligations), management analyzes the borrower's financial condition, repayment source, collateral and other factors that could impact credit quality, such as national and local economic conditions and industry conditions related to respective borrowers.

Loans and leases totaled $2.2 billion at December 31, 2012, increasing by $139.5 million, or 6.8%, from the $2.1 billion at year-end 2011, which decreased by $105.0 million, or 4.8%, from the $2.2 billion held at year-end 2010. The increase in our loan portfolio in 2012 was representative of our continued effort to deploy excess liquidity into higher yielding assets. The increase in loans and leases was primarily due to net increases in the residential mortgage, commercial, financial and agricultural and consumer loan portfolios totaling $139.3 million, or 15.5%, $65.5 million, or 36.3% and $34.6 million, or 31.8%, respectively, partially offset by a net reduction in the construction and development loan, commercial mortgage loan and lease portfolios totaling $64.9 million, or 40.3%, $27.8 million, or 4.0% and $7.2 million, or 40.7%, respectively. The net increases in these portfolios reflect transfers of 20 portfolio loans to other real estate totaling $4.8 million, the transfer of three portfolio loans, two of which were non-performing, to the held-for-sale category of $1.5 million and charge-offs of loans and leases of $17.4 million.

The following table sets forth information regarding outstanding loans by category as of the dates indicated.

Table 8. Loans by Categories

	December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
	(Dollars in thousands)				
Commercial, financial and agricultural	$ 246,218	$ 180,704	$ 207,980	$ 260,924	$ 384,423
Real estate:					
Construction	96,194	161,063	313,785	811,895	1,124,976
Mortgage:					
- residential	1,035,397	896,099	746,261	820,983	1,070,429
- commercial	672,248	700,069	760,306	970,285	1,211,896
Consumer	143,383	108,810	112,949	136,090	180,131
Leases	10,504	17,702	28,163	41,803	58,411
Total loans and leases	2,203,944	2,064,447	2,169,444	3,041,980	4,030,266
Allowance for loan and lease losses	(96,413)	(122,093)	(192,854)	(205,279)	(119,878)
Net loans	$ 2,107,531	$ 1,942,354	$ 1,976,590	$ 2,836,701	$ 3,910,388

The following table sets forth the geographic distribution of our loan portfolio and related Allowance as of December 31, 2012.

Table 9. Geographic Distribution

	Hawaii	U.S. Mainland	Total
	(Dollars in thousands)		
Commercial, financial and agricultural	$ 244,561	$ 1,657	$ 246,218
Real estate:			
Construction	59,708	36,486	96,194
Mortgage:			
- residential	1,035,397	-	1,035,397
- commercial	473,311	198,937	672,248
Consumer	143,383	-	143,383
Leases	10,504	-	10,504
Total loans and leases	1,966,864	237,080	2,203,944
Allowance for loan and lease losses	(69,862)	(26,551)	(96,413)
Net loans and leases	$ 1,897,002	$ 210,529	$ 2,107,531

Commercial, Financial and Agricultural

Loans in this category consist primarily of term loans and lines of credit to small and middle-market businesses and professionals located in the state of Hawaii. The borrower's business is typically regarded as the principal source of repayment, although our underwriting policy and practice generally requires additional sources of collateral, including real estate and other business assets, as well as personal guarantees where possible to mitigate risk. Risks of credit losses could be greater in this loan category relative to secured loans where a greater percentage of the loan amount is usually covered by collateral. Nonetheless, any collateral or personal guarantees obtained on commercial loans can mitigate the increased risk and help to reduce credit losses.

Our historical approach to commercial lending involves teams of lending and cash management personnel who focused on relationship development including loans, deposits and other bank services to new and existing commercial clients.

Real Estate—Construction

Construction loans include both residential and commercial development projects. Each construction project is evaluated for economic viability. Construction loans pose higher credit risks than typical secured loans. In addition to the financial strength of the borrower, construction loans have the added element of completion risk, which is the risk that the project will not be completed on time and within budget, resulting in additional costs that could affect the economic viability of the project and market risk at the time construction is complete.

The increase in our construction loan portfolio from 2005 through 2007 was representative of our historical focus on this segment and a real estate market that had been strong with increased development activity in all of our markets. However, beginning in the second half of 2007, some of our residential construction loans in California began exhibiting heightened levels of risk with some borrowers abandoning their construction plans and defaulting on their loans due to a range of factors, including declining real estate values. New construction lending was therefore substantially curtailed. In 2008 through 2010, real estate values continued to deteriorate in Hawaii and California, adding considerable pressure on our construction loan portfolio. In 2011 and continuing in 2012, real estate values began to show signs of stabilization. However, as required by the Bank MOU, we further reduced our exposure to this sector and decreased our construction loan portfolio by $152.7 million in 2011 and an additional $64.9 million in 2012.

Real Estate—Mortgage

The following table sets forth information with respect to the composition of the Real Estate—Mortgage loan portfolio as of the dates indicated.

Table 10. Mortgage Loan Portfolio Composition

	December 31,									
	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Residential:										
1-4 units	$ 968,194	56.7%	$ 846,953	53.1%	$ 692,515	46.0%	$ 716,753	40.0%	$ 896,631	39.0%
5 or more units	67,203	3.9	49,146	3.1	53,746	3.6	104,230	5.8	173,798	8.0
Commercial, industrial and other	672,248	39.4	700,069	43.8	760,306	50.4	970,285	54.2	1,211,896	53.0
Total	$ 1,707,645	100.0%	$ 1,596,168	100.0%	$ 1,506,567	100.0%	$ 1,791,268	100.0%	$ 2,282,325	100.0%

Residential

Residential mortgage loans include both fixed- and adjustable-rate loans primarily secured by single-family owner-occupied residences. Maximum loan-to-value ratios of 80% are typically required, although higher levels are permitted with accompanying mortgage insurance. We emphasize residential mortgage loans for owner-occupied primary residences. First mortgage loans secured by residential properties generally carry a moderate level of credit risk. With an average loan size of approximately $0.4 million, marketable collateral and a Hawaii residential real estate market that has been relatively stable, credit losses on residential mortgages had been minimal during the past several years. However, economic conditions including unemployment levels, future changes in interest rates and other market factors can impact the marketability and value of collateral and thus the level of credit risk inherent in the portfolio.

Residential mortgage loan balances as of December 31, 2012 totaled $1.0 billion, increasing by $139.3 million, or 15.5%, from the $896.1 million held at year-end 2011, which increased by $149.8 million, or 20.1%, from the $746.3 million held at year-end 2010. As previously mentioned, residential mortgage originations remained strong throughout most of 2012 fueled by the historically low interest rate environment driving strong refinancing activity.

Residential mortgage loans held for sale at December 31, 2012 totaled $38.3 million, an increase of $0.4 million, or 1.1%, from the December 31, 2011 balance of $37.9 million, which increased by $3.5 million, or 9.9%, from the December 31, 2010 balance of $34.4 million. In 2012, 2011 and 2010, we did not securitize any residential mortgage loans.

Commercial

Real estate mortgage loans secured by commercial properties continue to represent the largest component of our loan portfolio. Our historical policy with respect to commercial mortgages is that loans be made for sound purposes, have a definite source and/or plan of repayment established at inception, and be backed up by reliable secondary sources of repayment and satisfactory collateral with good marketability. Loans secured by commercial property carry a greater risk than loans secured by residential property due to operating income risk. Operating income risk is the risk that the borrower will be unable to generate sufficient cash flow from the operation of the property. The commercial real estate market and interest rate conditions through economic cycles will impact risk levels.

Consumer Loans

The following table sets forth the major components of our consumer loan portfolio as of the dates indicated.

Table 11. Consumer Loan Portfolio Composition

	December 31,									
	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Automobile	$ 70,219	48.9%	$ 64,343	59.1%	$ 66,955	59.2%	$ 87,721	64.5%	$ 129,092	71.7%
Other revolving credit plans	35,074	24.5	34,505	31.7	34,396	30.5	36,665	26.9	36,445	20.2
Other	38,090	26.6	9,962	9.2	11,598	10.3	11,704	8.6	14,594	8.1
Total	$ 143,383	100.0%	$ 108,810	100.0%	$ 112,949	100.0%	$ 136,090	100.0%	$ 180,131	100.0%

For consumer loans, credit risk is managed on a pooled basis. Considerations include an evaluation of the quality, character and inherent risks in the loan portfolio, current and projected economic conditions and past loan loss experience. Consumer loans represent a moderate credit risk. Loans in this category are generally either unsecured or secured by personal assets such as automobiles. The average loan size is generally small and risk is diversified among many borrowers. Our policy is to utilize credit-scoring systems for most of our consumer loans, which offer the ability to modify credit exposure based on our risk tolerance and loss experience.

Consumer loans totaled $143.4 million at December 31, 2012, increasing by $34.6 million, or 31.8%, from 2011's year-end balance of $108.8 million, which decreased by $4.1 million, or 3.7%, compared to the $112.9 million held at year-end 2010. At December 31, 2012, automobile loans, primarily indirect dealer loans, comprised 48.9% of consumer loans outstanding.

Total automobile loans of $70.2 million at year-end 2012 increased by $5.9 million, or 9.1%, from 2011's year-end balance of $64.3 million, which decreased by $2.6 million, or 3.9%, from $67.0 million at year-end 2010. Consistent with national trends, the increase in automobile loans in 2012 is consistent with the increase in automobile purchases experienced in Hawaii.

Interest Reserves

Our policies require interest reserves for construction loans, including loans to build commercial buildings, residential developments (both large tract projects and individual houses), and multi-family projects.

The outstanding principal balance of loans with interest reserves was $59.4 million at December 31, 2012, compared to $156.6 million in the prior year, while remaining interest reserves was $0.1 million at December 31, 2012, compared to $0.9 million at December 31, 2011. Our remaining interest reserves have decreased considerably over the past few years and as of December 31, 2012, only represented 0.2% of the principal balance of loans with interest reserves. The decrease in our level of interest reserves is a direct result of our reduced construction lending activity.

Interest reserves allow the Company to advance funds to borrowers to make scheduled payments during the construction period. These advances typically are capitalized and added to the borrower's outstanding loan balance, although we have the right to demand payment under certain circumstances. Our policy is to determine if interest reserve amounts are appropriately included in each project's construction budget and are adequate to cover the expected duration of the construction period.

The amount, terms, and conditions of the interest reserve are established when a loan is originated, although we generally have the option to demand payment if the credit profile of the borrower changes. We evaluate the viability and appropriateness of the construction project based on the project's complexity and feasibility, the timeline, as well as the creditworthiness of the borrowers, sponsors and/or guarantors, and the value of the collateral.

In the event that unfavorable circumstances alter the original project dynamics (e.g., cost overruns, project delays, etc.), our policy is to evaluate whether or not it is appropriate to maintain interest capitalization or demand payment of interest in cash and will work with the borrower to explore various restructuring options, which may include obtaining additional equity and/or requiring additional collateral. We may also require borrowers to directly pay scheduled interest payments.

Our process for determining that construction projects are moving as planned are detailed in our lending policies and guidelines. Prior to approving a loan, the Company and borrower generally agree on a construction budget, a pro forma monthly disbursement schedule, and sales/leaseback assumptions. As each project progresses, the projections are measured against actual disbursements and sales/lease results to determine if the project is on track and performing as planned.

The specific monitoring requirements for each loan vary depending on the size and complexity of the project and the experience and financial strength of the borrower, sponsor and/or guarantor. At a minimum, to ensure that loan proceeds are properly disbursed and to assess whether it is appropriate to capitalize interest or demand cash payment of interest, our monitoring process generally includes:

- Physical inspection of the project to ensure work has progressed to the stage for which payment is being requested;
- Verification that the work completed is in conformance with plans and specifications and items for which disbursement is requested are within budget; and
- Determination that there continues to be satisfactory project progress.

In certain rare circumstances, we may decide to extend, renew, and/or restructure the terms of a construction loan. Reasons for the restructure can range from cost overruns to project delays and the restructuring can result in additional funds being advanced or an extension of the maturity date of the loan. Prior to the loan being restructured, our policy is to perform a detailed analysis to ensure that the economics of the project remain feasible and that the risks to the Company are within acceptable lending guidelines.

Concentrations of Credit Risk

As of December 31, 2012, approximately $1.8 billion, or 82% of loans outstanding were real estate related, including construction loans, residential mortgage loans and commercial mortgage loans.

Substantially all of our loans are made to companies and individuals with headquarters in, or residing in, the states of Hawaii and California. Consistent with our focus of being a Hawaii-based bank, 89% of our loan portfolio was concentrated in the Hawaii market while 11% was concentrated in the U.S. Mainland as of December 31, 2012.

Our foreign credit exposure as of December 31, 2012 was minimal and did not exceed 1% of total assets.

Maturities and Sensitivities of Loans to Changes in Interest Rates

Table 12 sets forth the maturity distribution of the loan portfolio at December 31, 2012. Table 13 sets forth the sensitivity of amounts due after one year to changes in interest rates at December 31, 2012. Both tables exclude real estate loans (other than construction loans) and consumer loans.

Table 12. Maturity Distribution of Commercial and Construction Loans

	Maturing			
	One year or less	Over one through five years	Over five years	Total
	(Dollars in thousands)			
Commercial, financial and agricultural	$ 41,914	$ 112,192	$ 92,112	$ 246,218
Real estate - construction	59,895	25,814	10,485	96,194
Total	$ 101,809	$ 138,006	$ 102,597	$ 342,412

At year-end 2012, 29.7% of our commercial and construction loans had maturities of one year or less, decreasing from the prior year's proportion of 47.1%. Meanwhile, loans in the one-through-five-years category increased to 40.3% in 2012 from 30.6% at year-end 2011 and loans in the greater-than-five-years category increased to 30.0% from 22.3% due to the aforementioned decrease in the one year or less maturity category.

Table 13. Maturity Distribution of Fixed and Variable Rate Loans

	Maturing		
	Over one through five years	Over five years	Total
	(Dollars in thousands)		
With fixed interest rates	$ 50,821	$ 27,659	$ 78,480
With variable interest rates	87,185	74,938	162,123
Total	$ 138,006	$ 102,597	$ 240,603

Of the loans with maturities in excess of one year at year-end 2012, 32.6% had fixed interest rates, while 67.4% had variable rates, which compares to 36.4% and 63.6%, respectively, at year-end 2011.

Provision and Allowance for Loan and Lease Losses

As described above under "—Critical Accounting Policies and Use of Estimates," the Provision is determined by management's ongoing evaluation of the loan portfolio and our assessment of the ability of the Allowance to cover inherent losses. Our methodology for determining the adequacy of the Allowance and Provision takes into account many factors, including the level and trend of nonperforming and potential problem loans, net charge-off experience, current repayment by borrowers, fair value of collateral securing specific loans, changes in lending and underwriting standards and general economic factors, nationally and in the markets we serve.

The Allowance consists of two components: allocated and unallocated. To calculate the allocated component, we combine specific reserves required for individual loans (including impaired loans), reserves required for pooled graded loans and loan concentrations, and reserves required for homogeneous loans (e.g., consumer loans and residential mortgage loans). We use a loan grading system whereby loans are segregated by risk. Certain graded commercial and commercial real estate loans are analyzed on an individual basis. Other graded loans are analyzed on an aggregate basis based on loss experience for the specific loan type; risks inherent in concentrations by geographic location, collateral or property type; and recent changes in loan grade and delinquencies. The determination of an allocated Allowance for homogeneous loans is done on an aggregate level based upon various factors including historical loss experience, delinquency trends, and economic conditions and are adjusted for qualitative factors including migration and volatility risks. The unallocated component of the Allowance incorporates our judgment of the determination of the risks inherent in the loan portfolio, economic uncertainties and imprecision in the estimation process.

The following table sets forth certain information with respect to the Allowance as of the dates or for the periods indicated.

Table 14. Allowance for Loan and Lease Losses

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Average amount of loans outstanding	$ 2,130,758	$ 2,121,544	$ 2,716,090	$ 3,745,964	$ 4,209,045
Allowance for loan and lease losses:					
Balance at beginning of year	$ 122,093	$ 192,854	$ 205,279	$ 119,878	$ 92,049
Charge-offs:					
Commercial, financial and agricultural	3,779	2,401	7,550	20,168	2,097
Real estate:					
Construction	8,435	31,371	126,829	188,581	139,557
Mortgage - residential	1,664	4,347	21,042	16,563	383
Mortgage - commercial	2,033	1,298	41,280	34,156	-
Consumer	1,490	2,116	3,242	4,058	3,518
Leases	28	10	19	2,182	131
Total	17,429	41,543	199,962	265,708	145,686
Recoveries:					
Commercial, financial and agricultural	1,614	1,805	2,421	453	295
Real estate:					
Construction	6,622	6,518	13,902	450	40
Mortgage - residential	876	1,684	1,016	85	103
Mortgage - commercial	488	383	9,303	26	12
Consumer	1,029	1,082	1,259	1,294	1,397
Leases	5	-	88	-	-
Total	10,634	11,472	27,989	2,308	1,847
Net loans charged off	6,795	30,071	171,973	263,400	143,839
Provision (credit) charged to operations	(18,885)	(40,690)	159,548	348,801	171,668
Balance at end of year	$ 96,413	$ 122,093	$ 192,854	$ 205,279	$ 119,878
Ratios:					
Allowance for loan and lease losses to loans and leases outstanding at end of year	4.37%	5.91%	8.89%	6.75%	2.97%
Net loans charged off during year to average loans and leases outstanding during year	0.32%	1.42%	6.33%	7.03%	3.42%

Our Allowance at December 31, 2012 totaled $96.4 million, which represented a decrease of $25.7 million, or 21.0%, from year-end 2011. When expressed as a percentage of total loans, our Allowance decreased to 4.37% at December 31, 2012, from 5.91% at year-end 2011. The decrease in our Allowance during 2012 was a result of a credit to the Provision of $18.9 million recognized during the year and $6.8 million in net loan charge-offs during the year, concentrated primarily on loans with direct exposure to the commercial construction markets in California and Hawaii. The decrease in our Allowance as a percentage of total loans and leases from year-end 2011 to year-end 2012 is consistent with our improved credit risk profile as evidenced by a decrease in our nonperforming assets, lower net loan charge-off activity, and is consistent with our belief that we have begun to see signs of stabilization in our loan portfolio, the overall economy and the commercial real estate markets both in Hawaii and on the U.S. Mainland.

Our Allowance as a percentage of our nonperforming assets increased from 62.42% at December 31, 2011 to 107.10% at December 31, 2012. Our Allowance as a percentage of our nonaccrual loans, including loans held for sale, increased from 91.17% at December 31, 2011 to 121.53% at December 31, 2012.

During 2010, we adjusted the general reserve factors used to calculate the Allowance for our commercial mortgage portfolios both in Hawaii and on the U.S. Mainland, as well our residential mortgage loan portfolio, including the owner occupied, investor, and home equity segments. Our decision to increase the general reserves established for these loan categories were made after considering various quantitative and qualitative factors. These considerations included, but were not limited to, our recent loss history, a revised assessment of projected national and local economic and market conditions, the potential negative impact that the weak commercial and residential real estate markets may have on these portfolios, and input from our regulators. We did not implement any material enhancements to our reserve factors in 2012 and 2011.

Depending on the overall performance of the local and national economies, the strength of the Hawaii and California commercial real estate markets and the accuracy of our assumptions and judgments concerning our loan portfolio, further adverse credit migration may continue due to the upcoming maturity of additional loans, the possibility of further declines in collateral values and the potential impact of continued financial stress on our borrowers, sponsors and guarantors as they attempt to endure the challenges of the current economic environment. While we have seen preliminary signs of stabilization, we cannot determine when, or if, the challenging market conditions that we experienced over the past four years will improve and whether or not the recent signs of an economic recovery will continue.

In accordance with GAAP, loans held for sale and other real estate assets are not included in our assessment of the Allowance.

The following table sets forth the allocation of the Allowance by loan category as of the dates indicated. Our practice is to make specific allocations on impaired loans and general allocations to each loan category based on management's risk assessment and estimated loss rate.

During fiscal 2010, we enhanced our existing methodology for computing general reserves to include a more granular segmentation of our loan categories with the recognition of specific risk characteristics by loan type, risk migration history and geography. While our overall Allowance methodology did not change from previous periods, we believe the application of our existing methodology to a more detailed segmentation of our loan portfolio improves the quality of our Allowance calculation to better reflect the risks inherent in each of our loan categories. When segmenting the Company's loan portfolio, management considers the guidance contained in Accounting Standards Codification ("ASC") 310-10-55-16 through 310-10-55-18 by grouping loans that contain similar risk characteristics into various loan categories. The loan categories used are consistent with the internal reports evaluated by the Company's management and Board of Directors to monitor risk and performance within the various segments of its loan portfolio. The factors considered when establishing the Company's various loan segments include, but are not limited to, the category of the borrower, loan type, geographic location and collateral type.

The unallocated portion of the Allowance is maintained to provide for additional credit risk which may exist but may not be adequately accounted for in the specific and unspecified allocations due to the amount of judgment involved in the determination of the Allowance, the absence of perfect knowledge of all credit risks and the amount of uncertainty in predicting the strength of the economy and the sustainability of that strength.

Table 15. Allocation of Allowance for Loan and Lease Losses

	December 31,									
	2012		2011		2010		2009		2008	
	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans	Allowance for loan and lease losses	Percent of loans in each category to total loans
	(Dollars in thousands)									
Commercial, financial and agricultural	$ 4,987	11.2%	$ 6,110	8.7%	$ 13,426	9.6%	$ 11,026	8.6%	$ 11,100	9.5%
Real estate:										
Construction	4,510	4.3	28,630	7.8	76,556	14.5	114,256	26.7	71,800	27.9
Mortgage:										
Residential	29,910	47.0	32,736	43.4	31,830	34.4	23,930	27.0	6,600	26.6
Commercial	48,500	30.5	47,729	33.9	64,308	35.0	44,308	31.9	19,100	30.1
Consumer	2,421	6.5	2,335	5.3	3,155	5.2	4,555	4.4	3,900	4.5
Leases	85	0.5	553	0.9	1,579	1.3	1,079	1.4	1,300	1.4
Unallocated	6,000	-	4,000	-	2,000	-	6,125	-	6,078	-
Total	$ 96,413	100.0%	$ 122,093	100.0%	$ 192,854	100.0%	$ 205,279	100.0%	$ 119,878	100.0%

The methodology applied in determining the level of Allowance and the allocation among loan categories in 2012 was consistent with that applied in 2011.

The Allowance allocated to commercial loans at year-end 2012 totaled $5.0 million, compared to $6.1 million at year-end 2011, representing 2.0% and 3.4% of total commercial loans, respectively.

The Allowance allocated to construction loans totaled $4.5 million, or 4.7%, of construction loans at year-end 2012, compared to $28.6 million, or 17.8%, of construction loans outstanding at year-end 2011. The decreases in the ending Allowance amount and the Allowance as a percentage of construction loans were primarily due to net charge-offs recorded during 2012 and the significant decreases in the construction loan portfolio and nonaccrual construction loans as of year-end 2012.

The Allowance allocated to our residential mortgage loans decreased to $29.9 million, or 2.9%, of total residential mortgage loans at December 31, 2012, compared to $32.7 million, or 3.7%, of related loans at year-end 2011. The decreases in the ending Allowance amount and the Allowance as a percentage of residential mortgage loans were primarily due to net charge-offs recorded during 2012 and the significant decrease in nonaccrual residential mortgage loans as of year-end 2012.

Commercial mortgage loans were allocated an Allowance of $48.5 million, or 7.2%, of those loans at December 31, 2012, compared to $47.7 million, or 6.8%, of commercial mortgage loans at year-end 2011.

The allocated Allowance for consumer loans at December 31, 2012 increased to $2.4 million from $2.3 million in the prior year, representing 1.7% of total consumer loans in 2012, compared to 2.1% in 2011.

We also allocated an Allowance for leases of $0.1 million, or 0.8%, of total leases, compared to $0.6 million, or 3.1%, of total leases as of year-end 2011.

We increased the unallocated portion of the Allowance to $6.0 million at December 31, 2012, compared to $4.0 million at December 31, 2011. Despite the fact that more known and perceived risks attributable to particular market segments and geographical risk considerations have been incorporated into the determination of the allocated Allowance, we believe that the increase in the unallocated portion of the Allowance was appropriate due to the overall volatility of present and future economic conditions and the inherent uncertainty of the estimates and assumptions incorporated into our assessments of the likelihood and magnitude of potential losses.

Nonperforming Assets, Accruing Loans Delinquent for 90 Days or More, Restructured Loans Still Accruing Interest

The following table sets forth nonperforming assets, accruing loans delinquent for 90 days or more and restructured loans still accruing interest at the dates indicated.

Table 16. Nonperforming Assets, Past Due and Restructured Loans

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Nonaccrual loans					
Commercial, financial & agricultural	$ 3,510	$ 1,367	$ 982	$ 8,377	$ 1,426
Real estate:					
Construction	38,742	69,765	182,073	362,557	119,178
Mortgage - residential	27,499	47,128	47,560	55,603	6,162
Mortgage - commercial	9,487	15,653	14,464	45,847	5,462
Consumer	-	-	225	-	-
Leases	94	-	-	466	335
Total nonaccrual loans	79,332	133,913	245,304	472,850	132,563
Other real estate	10,686	61,681	57,507	26,954	11,220
Total nonperforming assets	90,018	195,594	302,811	499,804	143,783
Accruing loans delinquent for 90 days or more					
Real estate:					
Construction	-	-	6,550	228	-
Mortgage - residential	387	-	1,800	2,680	582
Consumer	116	28	181	232	488
Leases	-	-	-	152	-
Total accruing loans delinquent for 90 days or more	503	28	8,531	3,292	1,070
Restructured loans still accruing interest					
Commercial, financial & agricultural	447	-	-	-	-
Real estate:					
Construction	9,522	5,170	-	2,745	-
Mortgage - residential	15,366	3,093	13,401	3,565	-
Mortgage - commercial	6,425	-	-	-	-
Total restructured loans still accruing interest	31,760	8,263	13,401	6,310	-
Total nonperforming assets, accruing loans delinquent for 90 days or more and restructured loans still accruing interest	$ 122,281	$ 203,885	$ 324,743	$ 509,406	$ 144,853
Total nonperforming assets as a percentage of loans and leases, loans held for sale and other real estate	4.00%	8.99%	13.18%	15.85%	3.52%
Total nonperforming assets and accruing loans delinquent for 90 days or more as a percentage of loans and leases, loans held for sale and other real estate	4.02%	8.99%	13.56%	15.96%	3.55%
Total nonperforming assets, accruing loans delinquent for 90 days or more and restructured loans still accruing interest as a percentage of loans and leases, loans held for sale and other real estate	5.43%	9.37%	14.14%	16.16%	3.55%

Nonperforming assets, which includes nonaccrual loans and leases, nonperforming loans classified as held for sale and other real estate, totaled $90.0 million at December 31, 2012, compared to $195.6 million at year-end 2011. Nonperforming assets at December 31, 2012 were comprised of $79.3 million in nonaccrual loans, none of which were loans classified as held for sale, and $10.7 million in other real estate.

The decrease in 2012 was attributable to $57.1 million in repayments, the sale of $53.0 million in other real estate, $26.2 million in loans restored to accrual status, the sale of $9.9 million in loans classified as held for sale, charge-offs of $9.8 million and write-downs of loans classified as held for sale and other real estate totaling $5.8 million. All of these decreases were partially offset by $46.6 million in gross additions. California construction and development loans to a single borrower totaling $25.7 million accounted for the significant majority of the gross additions during 2012.

Net changes to nonperforming assets by category during 2012 included net decreases in Hawaii construction and development assets totaling $68.4 million, Hawaii residential mortgage assets totaling $22.5 million, U.S. Mainland construction and development assets totaling $10.9 million and Hawaii commercial mortgage assets totaling $6.7 million. Partially offsetting these decreases were net increases in Hawaii commercial assets totaling $2.1 million, U.S. Mainland commercial mortgage assets totaling $0.7 million and Hawaii leases of $0.1 million.

Loans delinquent for 90 days or more still accruing interest totaled $0.5 million at December 31, 2012, compared to $28 thousand at December 31, 2011.

Investment Portfolio

The following table sets forth the amounts and distribution of investment securities held as of the dates indicated.

Table 17. Distribution of Investment Securities

	December 31,					
	2012		2011		2010	
	Held to maturity (at amortized cost)	Available for sale (at fair value)	Held to maturity (at amortized cost)	Available for sale (at fair value)	Held to maturity (at amortized cost)	Available for sale (at fair value)
	(Dollars in thousands)					
U.S. Government sponsored entities debt securities	$ -	$ 280,939	$ -	$ 373,177	$ -	$ 201,855
States and political subdivisions	-	185,911	-	12,994	500	12,619
U.S. Government sponsored entities mortgage-backed securities	161,848	941,043	931	1,097,302	2,328	486,964
Corporate securities	-	127,946	-	8,551	-	-
Non-agency collateralized mortgage obligations	-	-	-	-	-	17
Other	-	906	-	970	-	1,062
Total	$ 161,848	$ 1,536,745	$ 931	$ 1,492,994	$ 2,828	$ 702,517

Investment securities totaled $1.7 billion at December 31, 2012, increasing by $204.7 million, or 13.7%, from the $1.5 billion held at December 31, 2011, which increased by $788.6 million, or 111.8%, from the $705.3 million at year-end 2010.

During the year ended December 31, 2012, we sold certain available for sale investment securities and received gross proceeds of $130.1 million. Gross realized gains and losses on the sales of the available for sale investment securities were $1.7 million and $0.9 million, respectively. The specific identification method was used as the basis for determining the cost of all securities sold.

In the third quarter of 2012, we completed an investment securities portfolio repositioning to reduce net interest income volatility and enhance the potential for prospective earnings and an improved net interest margin. In connection with the repositioning, we sold $124.7 million in available-for-sale mortgage-backed securities with an average net yield of 0.60% and a weighted average life of 1.3 years and reinvested the proceeds in $133.2 million of investment securities with an average yield of 1.88% and a weighted average life of 5.3 years. The new securities were classified in the held-to-maturity portfolio and a net gain of $0.7 million was realized on the transaction.

During the year ended December 31, 2011, we sold certain available for sale investment securities and received gross proceeds of $138.0 million. Gross realized gains and losses on the sales of the available for sale investment securities were $1.4 million and $0.1 million, respectively. The specific identification method was used as the basis for determining the cost of all securities sold.

The net increase in investment securities in 2011 was reflective of our intent to continue to deploy our excess cash and cash equivalents into higher yielding assets as our liquidity needs diminished.

Maturity Distribution of Investment Portfolio

The following table sets forth the maturity distribution of the investment portfolio and weighted average yields by investment type and maturity grouping at December 31, 2012.

Table 18. Maturity Distribution of Investment Portfolio

Portfolio Type and Maturity Grouping	Carrying value	Weighted average yield (1)
	(Dollars in thousands)	
Held-to-maturity portfolio:		
U.S. Government sponsored entities mortgage-backed securities:		
Within one year	$ 153	3.73 %
After one but within five years	-	-
After five but within ten years	-	-
After ten years	161,695	1.97
Total U.S. Government sponsored entities mortgage-backed securities	161,848	1.97
Total held-to-maturity portfolio	$ 161,848	1.97 %
Available-for-sale portfolio:		
U.S. Government sponsored entities debt securities:		
Within one year	$ 170,933	0.90 %
After one but within five years	110,006	1.31
After five but within ten years	-	-
After ten years	-	-
Total U.S. Government sponsored entities debt securities	280,939	1.06
States and political subdivisions:		
Within one year	-	-
After one but within five years	7,436	7.90
After five but within ten years	37,457	2.43
After ten years	141,018	3.47
Total States and political subdivisions	185,911	3.44
U.S. Government sponsored entities mortgage-backed securities:		
Within one year	26	4.34
After one but within five years	879	4.79
After five but within ten years	96,502	2.23
After ten years	843,636	2.22
Total U.S. Government sponsored entities mortgage-backed securities	941,043	2.22
Corporate securities:		
Within one year	-	-
After one but within five years	50,916	2.38
After five but within ten years	77,030	2.61
After ten years	-	-
Total Corporate securities	127,946	2.52
Other:		
Within one year	-	-
After one but within five years	-	-
After five but within ten years	-	-
After ten years	906	0.00
Total Other	906	0.00
Total available-for-sale portfolio	$ 1,536,745	1.97 %
Total investment securities	$ 1,698,593	1.97 %

(1) Weighted average yields are computed on an annual basis, and yields on tax-exempt obligations are computed on a taxable-equivalent basis using an assumed tax rate of 35%.

During 2012, the weighted average yield of the investment portfolio decreased by 21 bp to 1.97% from the prior year. The decrease in yield reflects the declining interest rate environment throughout 2012.

Deposits

The primary source of our funding comes from deposits in the state of Hawaii. In this competitive market, we strive to distinguish ourselves by providing quality customer service in our branch offices and establishing long-term relationships with businesses and their principals. Our focus has been to develop a large, stable base of core deposits, which are comprised of non-interest bearing and interest-bearing demand deposits, savings and money market deposits, and time deposits less than $100,000. Time deposits in amounts of $100,000 and greater are generally considered to be more price-sensitive than relationship-based and are thus given less focus in our marketing and sales efforts.

Total deposits of $3.7 billion at December 31, 2012 reflected an increase of $237.2 million, or 6.9%, from total deposits of $3.4 billion at December 31, 2011. Total deposits at December 31, 2011 increased by $310.6 million, or 9.9%, over the year-end 2010 balance of $3.1 billion. The increase in deposits in 2012 reflects increases in non-interest bearing demand deposits, interest-bearing demand deposits, savings and money market deposits and government-owned time deposits of $114.1 million, $103.5 million, $49.8 million and $36.9 million, respectively, offset by decreases in other time deposits of $67.1 million.

Core deposits, which we define as demand deposits, savings and money market deposits, and time deposits less than $100,000, totaled $3.0 billion at December 31, 2012 and increased by $220.4 million, or 7.9%, from December 31, 2011, which decreased by $9.9 million or 0.4% from December 31, 2010. Core deposits as a percentage of total deposits was 81.7% at December 31, 2012, compared to 80.9% at December 31, 2011, and 89.2% at December 31, 2010.

The table below sets forth information regarding the average deposits and average rates paid for certain deposit categories for each of the years indicated. Average balances are computed using daily average balances. The average rate on time deposits, which are most sensitive to changes in market rates, decreased by 42 bp in 2012, while savings and money market and interest-bearing demand deposit rates decreased by 9 bp and 4 bp, respectively. The average rate paid on all deposits in 2012 decreased to 0.14% from 0.30% in 2011 and 0.64% in 2010. The drop in average rates paid in 2012 was attributable to the depressed interest rate environment in which we, as well as other financial institutions throughout the country, operated in during 2012.

Table 19. Average Balances and Average Rates on Deposits

	Year Ended December 31,					
	2012		2011		2010	
	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid
	(Dollars in thousands)					
Noninterest-bearing demand deposits	$ 773,768	- %	$ 675,604	- %	$ 581,857	- %
Interest-bearing demand deposits	615,960	0.05	539,519	0.09	619,070	0.14
Savings and money market deposits	1,163,963	0.09	1,117,183	0.18	1,092,378	0.50
Time deposits	978,627	0.38	880,234	0.80	965,635	1.49
Total	$ 3,532,318	0.14 %	$ 3,212,540	0.30 %	$ 3,258,940	0.64 %

We expect overall deposit rates to remain suppressed in 2013 in response to the FRB's current monetary policy of keeping interest rates at low levels. In addition to the external interest rate environment, the overall direction of rate movements in our deposit base will largely depend on the level of deposit growth we need to maintain adequate liquidity and competitive pricing considerations, which may be impacted by the repeal of federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts as part of the Dodd-Frank Act as further described in "Item 1A. Risk Factors."

Contractual Obligations

The following table sets forth contractual obligations (excluding deposit liabilities) as of December 31, 2012.

Table 20. Contractual Obligations

	Payments Due By Period				
	Less Than One Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(Dollars in thousands)				
Long-term debt	$ 20	$ 12	$ -	$ 108,249	$ 108,281
Pension plan and SERP obligations	2,557	5,151	5,382	32,993	46,083
Operating leases	7,867	13,142	9,303	25,718	56,030
Purchase obligations	12,093	6,389	2,353	-	20,835
Total	$ 22,537	$ 24,694	$ 17,038	$ 166,960	$ 231,229

Components of short-term borrowings and long-term debt are discussed in Notes 13 and 14, respectively, to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data." Operating leases represent leases on bank premises as discussed in Note 19 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data." Purchase obligations represent other contractual obligations to purchase goods or services at specified terms over a period in excess of one year including, but not limited to, software licensing agreements, equipment maintenance contracts and professional service contracts. Pension plan obligations include obligations under our defined benefit retirement plan and Supplemental Executive Retirement Plans, which are discussed in Note 17 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data."

Capital Resources

Common and Preferred Equity

Shareholders' equity totaled $504.8 million at December 31, 2012, an increase of $48.4 million, or 10.6%, from the $456.4 million at December 31, 2011, which increased by $390.4 million, or 591.0%, from 2010. When expressed as a percentage of total assets, shareholders' equity increased to 11.6% at December 31, 2012, from 11.0% at December 31, 2011 and 1.7% at December 31, 2010.

The significant increase in shareholders' equity from 2010 was directly attributable to the completion of the Private Placement, Rights Offering and TARP Exchange during the first half of 2011 as part of our recapitalization plan. Also contributing to the increase was net income of $47.4 million and $36.6 million for the years ended December 31, 2012 and 2011, respectively.

On June 22, 2011, the United States Department of the Treasury (the "Treasury") completed a public underwritten offering of 2,850,000 shares of our common stock it received in the TARP Exchange. On April 4, 2012, the Treasury completed another public underwritten offering of its remaining 2,770,117 shares of our common stock it received in the TARP Exchange. The Company did not receive any proceeds from either of these offerings. The Treasury continues to hold a warrant to purchase 79,288 shares of our common stock.

Our tangible common equity ratio was 11.24% at December 31, 2012, compared to 10.63% at December 31, 2011 and (2.20)% at December 31, 2010. Our book value per share was $12.06, $10.93 and $(42.18) at year-end 2012, 2011 and 2010, respectively. As mentioned above, the significant increases in our tangible common equity ratio and book value per share from 2010 were directly attributable to the completion of the Private Placement, Rights Offering and TARP Exchange in 2011, and the $47.4 million and $36.6 million in net income recorded in 2012 and 2011, respectively. The tangible common equity ratio is a non-GAAP financial measure which should be read and used in conjunction with the Company's GAAP financial information. Comparison of our tangible common equity ratio with those of other companies may not be possible because other companies may calculate the tangible common equity ratio differently. Our tangible common equity ratio is derived by dividing common shareholders' equity, less intangible assets (excluding mortgage servicing rights), by total assets, less intangible assets (excluding mortgage servicing rights).

The following table sets forth a reconciliation of our tangible common equity ratio for each of the dates indicated:

Table 21. Reconciliation to Tangible Common Equity Ratio

	December 31,		
	2012	**2011**	**2010**
	(Dollars in thousands)		
Total shareholders' equity	$ 504,822	$ 456,440	$ 66,052
Less: Preferred stock	-	-	(130,458)
Less: Other intangible assets (excluding mortgage servicing rights)	(15,378)	(19,053)	(21,927)
Tangible common equity	489,444	437,387	(86,333)
Total assets	4,370,368	4,132,865	3,938,051
Less: Other intangible assets (excluding mortgage servicing rights)	(15,378)	(19,053)	(21,927)
Tangible assets	4,354,990	4,113,812	3,916,124
Tangible common equity / Tangible assets	11.24 %	10.63 %	(2.20) %

Trust Preferred Securities

We have five statutory trusts, CPB Capital Trust I, CPB Capital Trust II, CPB Statutory Trust III, CPB Capital Trust IV and CPB Statutory Trust V, which issued a total of $105.0 million in trust preferred securities. Our obligations with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of the each trust's obligations with respect to its trust preferred securities. Subject to certain exceptions and limitations, we may elect from time to time to defer subordinated debenture interest payments, which would result in a deferral of dividend payments on the related trust preferred securities, for up to 20 consecutive quarterly periods without default or penalty. We began deferring interest and dividend payments on the subordinated debentures and the trust preferred securities in the third quarter of 2009. During the deferral period, which currently stands at 14 consecutive quarters, the respective trusts will likewise suspend the declaration and payment of dividends on the trust preferred securities. Also during the deferral period, we may not, among other things and with limited exceptions, pay cash dividends on or repurchase our common stock or preferred stock or make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. During the deferral period, we will continue to accrue, and reflect in our consolidated financial statements, the deferred interest payments on our junior subordinated debentures. At December 31, 2012, accrued interest on our outstanding junior subordinated debentures relating to our trust preferred securities was $12.2 million.

On February 25, 2013, the Company notified the trustees for its various outstanding trust preferred securities that it intends to pay all deferred interest on its subordinated debentures and related dividend payments on its trust preferred securities and will resume quarterly payments as of the next, respective interest payment due date for each outstanding trust.

Recovery Plan

As previously discussed, we adopted and implemented a recovery plan in March 2010 in an effort to improve our overall financial health and meet the conditions of the Consent Order and Written Agreement. As part of our recovery plan, we aggressively pursued all available alternatives to improve our capital ratios, including raising a substantial amount of new capital and reducing classified assets. In February 2011, we successfully completed a $325 million capital raise and concurrently exchanged our TARP preferred stock and accrued and unpaid dividends thereon for common stock. Further details about our recovery plan and the progress we have made to date can be found in Note 3 of accompanying consolidated financial statements under the caption "Recovery Plan Progress."

Capital Requirements

In order to ensure adequate levels of capital, we conduct an ongoing assessment of projected sources and uses of capital in conjunction with an analysis of the size and quality of our assets and the level of risk. As part of this ongoing assessment, the Board of Directors reviews our capital position on an ongoing basis to ensure it is adequate.

Holding Company Capital Resources

CPF is required to act as a source of strength to the bank under the Dodd-Frank Act. All of the funds CPF received from the sale of the TARP preferred stock were contributed by CPF to the bank as capital. CPF is obligated to pay its expenses and payments on its junior subordinated debentures which fund payments on the outstanding trust preferred securities. As described above, CPF deferred the payment of dividends on our TARP preferred stock and trust preferred securities (along with interest on the related junior subordinated debentures) beginning in the third quarter of 2009. On February 25, 2013, the Company notified the trustees for its various outstanding trust preferred securities that it intends to pay all deferred interest on its subordinated debentures and related dividend payments on its trust preferred securities and will resume quarterly payments as of the next, respective interest payment due date for each outstanding trust.

In the past, CPF has primarily relied upon dividends from the bank for its cash flow needs. CPF has not received dividends from the bank since September 2008. As a Hawaii state-chartered bank, the bank may only pay dividends to the extent it has retained earnings as defined under Hawaii banking law ("Statutory Retained Earnings"), which differs from GAAP retained earnings. As of December 31, 2012, the bank had Statutory Retained Earnings of $96.5 million. In light of the Company's improved capital position and financial condition, our Board of Directors is currently evaluating a variety of alternatives to strategically manage the Company's capital levels, including the Company's prospects and ability to pay cash dividends to our stockholders commencing in 2013. Any decision to pay dividends or otherwise take any action with respect to our capital position, is subject to the discretion of our Board of Directors as well as any applicable regulatory and contractual limitations. For further information, see "Dividends – Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities."

As of December 31, 2012, on a stand-alone basis, CPF had an available cash balance of approximately $46.7 million in order to meet its ongoing obligations.

Asset/Liability Management and Interest Rate Risk

Our earnings and capital are sensitive to risk of interest rate fluctuations. Interest rate risk arises when rate-sensitive assets and rate-sensitive liabilities mature or reprice during different periods or in differing amounts. In the normal course of business, we are subjected to interest rate risk through the activities of making loans and taking deposits, as well as from our investment securities portfolio and other interest-bearing funding sources. Asset/liability management attempts to coordinate our rate-sensitive assets and rate-sensitive liabilities to meet our financial objectives.

Our Asset/Liability Management Policy seeks to maximize the risk-adjusted return to shareholders while maintaining consistently acceptable levels of liquidity, interest rate risk and capitalization. Our Asset/Liability Management Committee, or ALCO, monitors interest rate risk through the use of interest rate sensitivity gap, net interest income and market value of portfolio equity simulation and rate shock analyses. This process is designed to measure the impact of future changes in interest rates on net interest income and market value of portfolio equity. Adverse interest rate risk exposures are managed through the shortening or lengthening of the duration of assets and liabilities.

Interest rate risk can be analyzed by monitoring an institution's interest rate sensitivity gap and changes in the gap over time. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities maturing or repricing within a specified time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, the earnings of an institution with a positive gap theoretically may be positively affected due to its interest-earning assets repricing to a greater extent than its interest-bearing liabilities. An adverse impact would be expected for an institution with a negative gap.

The following table sets forth information regarding our interest rate sensitivity gap at December 31, 2012. The assumptions used in determining interest rate sensitivity of various asset and liability products had a significant impact on the resulting table. For purposes of this presentation, assets and liabilities are classified by the earliest repricing date or maturity. All interest-bearing demand and savings balances are included in the three-months-or-less category, even though repricing of these accounts is not contractually required and may not actually occur during that period. Since all interest rates and yields do not adjust at the same velocity or magnitude, and since volatility is subject to change, the interest rate sensitivity gap is only a general indicator of interest rate risk.

Table 22. Rate Sensitivity of Assets, Liabilities and Equity

	Three Months or Less	Over Three Through Six Months	Over Six Through Twelve Months	Over One Through Three Years	Over Three Years	Nonrate Sensitive	Total
				(Dollars in thousands)			
Assets							
Interest-bearing deposits in other banks	$ 120,902	$ -	$ -	$ -	$ -	$ -	$ 120,902
Investment securities	156,515	131,536	181,780	381,658	824,364	22,740	1,698,593
Loans held for sale	38,283	-	-	-	-	-	38,283
Loans and leases	591,114	198,790	276,741	555,667	503,736	77,896	2,203,944
Federal Home Loan Bank stock	-	-	-	-	-	47,928	47,928
Other assets	-	-	-	-	-	260,718	260,718
Total assets	$ 906,814	$ 330,326	$ 458,521	$ 937,325	$ 1,328,100	$ 409,282	$ 4,370,368
Liabilities and Equity							
Noninterest-bearing deposits	$ -	$ -	$ -	$ -	$ -	$ 843,292	$ 843,292
Interest-bearing deposits	2,241,025	282,381	191,677	104,900	17,497	-	2,837,480
Long-term debt	108,255	5	9	12	-	-	108,281
Other liabilities	-	-	-	-	-	66,536	66,536
Equity	-	-	-	-	-	514,779	514,779
Total liabilities and equity	$ 2,349,280	$ 282,386	$ 191,686	$ 104,912	$ 17,497	$ 1,424,607	$ 4,370,368
Interest rate sensitivity gap	$ (1,442,466)	$ 47,940	$ 266,835	$ 832,413	$ 1,310,603	$ (1,015,325)	$ -
Cumulative interest rate sensitivity gap	$ (1,442,466)	$ (1,394,526)	$ (1,127,691)	$ (295,278)	$ 1,015,325	$ -	$ -

ALCO also utilizes a detailed and dynamic simulation model to measure and manage interest rate risk exposures. The monthly simulation process is designed to measure the impact of future changes in interest rates on net interest income and market value of portfolio equity and to allow ALCO to model alternative balance sheet strategies. The following reflects our net interest income sensitivity analysis as of December 31, 2012, over a one-year horizon, assuming no balance sheet growth and given both a 200 bp upward and 100 bp downward parallel shift in interest rates.

Rate Change	Estimated Net Interest Income Sensitivity
+200bp	1.85 %
-100bp	(5.10)%

Table 23. Interest Rate Sensitivity

	Expected Maturity Within							
	One Year	Two Years	Three Years	Four Years	Five Years	Thereafter	Book Value	Total Fair Value
	(Dollars in thousands)							
Interest-sensitive assets								
Interest-bearing deposits in other banks	$ 120,902	$ -	$ -	$ -	$ -	$ -	$ 120,902	$ 120,902
Weighted average interest rates	0.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.25%	
Fixed rate investments	$ 466,408	$ 245,318	$ 136,340	$ 162,021	$ 115,578	$ 545,899	$ 1,671,564	$ 1,694,801
Weighted average interest rates	1.61%	1.90%	2.07%	2.03%	2.10%	2.25%	1.97%	
Variable rate investments	$ 470	$ 414	$ 364	$ 321	$ 282	$ 1,572	$ 3,423	$ 3,566
Weighted average interest rates	2.14%	2.28%	2.28%	2.28%	2.28%	2.28%	2.26%	
Equity investments	$ -	$ -	$ -	$ -	$ -	$ 866	$ 866	$ 906
Weighted average interest rates	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Fixed rate loans	$ 422,033	$ 220,686	$ 144,366	$ 104,931	$ 73,602	$ 224,184	$ 1,189,802	$ 1,133,472
Weighted average interest rates	4.80%	4.69%	4.66%	4.65%	4.65%	4.58%	4.70%	
Variable rate loans	$ 417,722	$ 176,653	$ 114,294	$ 83,237	$ 61,324	$ 121,107	$ 974,337	$ 910,237
Weighted average interest rates	4.45%	4.15%	3.95%	3.94%	3.96%	4.25%	4.24%	
Total - December 31, 2012	$ 1,427,535	$ 643,071	$ 395,364	$ 350,510	$ 250,786	$ 893,628	$ 3,960,894	$ 3,863,884
Total - December 31, 2011	$ 1,295,523	$ 815,292	$ 498,578	$ 290,355	$ 258,120	$ 475,639	$ 3,633,507	$ 3,449,561
Interest-sensitive liabilities								
Interest-bearing demand and savings deposits	$ 1,858,849	$ -	$ -	$ -	$ -	$ -	$ 1,858,849	$ 1,858,849
Weighted average interest rates	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	
Time deposits	$ 855,745	$ 60,804	$ 44,552	$ 4,991	$ 12,484	$ 55	$ 978,631	$ 981,059
Weighted average interest rates	0.22%	0.89%	1.06%	1.26%	1.18%	0.47%	0.32%	
Long-term debt	$ 20	$ 12	$ -	$ -	$ -	$ 108,249	$ 108,281	$ 43,156
Weighted average interest rates	8.22%	8.22%	0.00%	0.00%	0.00%	2.92%	2.92%	
Total - December 31, 2012	$ 2,714,614	$ 60,816	$ 44,552	$ 4,991	$ 12,484	$ 108,304	$ 2,945,761	$ 2,883,064
Total - December 31, 2011	$ 2,628,480	$ 91,996	$ 25,011	$ 13,793	$ 5,136	$ 108,295	$ 2,872,711	$ 2,807,352

The preceding sensitivity analysis does not represent our forecast and should not be relied upon as being indicative of expected operating results. These estimates are based upon numerous assumptions including: the magnitude and timing of interest rate changes, prepayments on loans and investment securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment of asset and liability cashflows and others.

The table above presents information on financial instruments held that are sensitive to changes in interest rates.

For purposes of this presentation, expected maturities of interest-sensitive assets and liabilities are contractual maturities. Interest-bearing demand and savings deposits, which have indeterminate maturities, are included in the earliest maturity category. The resulting table is based on numerous assumptions including prepayment rates on mortgage-related assets and forecasted market interest rates. See Note 25 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data" for a discussion of the calculation of fair values.

Maturities and fair values of interest-sensitive assets and liabilities may vary from expectation if actual experience differs from the assumptions used.

Liquidity

Our objective in managing liquidity is to maintain a balance between sources and uses of funds in order to economically meet the cash requirements of customers for loans and deposit withdrawals and participate in lending and investment opportunities as they arise. We monitor our liquidity position in relation to changes in loan and deposit balances on a daily basis to assure maximum utilization, maintenance of an adequate level of readily marketable assets and access to short-term funding sources. We have employed, and continue to employ, a number of measures to improve our liquidity position, which includes reducing our reliance on non-core funding sources and decreasing our loan-to-deposit ratio from 60.0% at December 31, 2011 to 59.9% at December 31, 2012. Our liquidity may be negatively impacted by unforeseen demands on cash or if our deposit customers withdraw funds due to uncertainties surrounding our financial condition or prospects.

The consolidated statements of cash flows identify the three major categories of sources and uses of cash as operating, investing and financing activities. As presented in the consolidated statements of cash flows, cash provided by operating activities has provided a significant source of funds during the past three years. Cash provided by operating activities totaled $39.4 million in 2012, $23.1 million in 2011 and $221.4 million in 2010. The primary source of cash provided by operating activities continues to be our net operating income, exclusive of non-cash items such as the Provision and asset impairments.

Net cash used in investing activities amounted to $306.3 million and $687.2 million in 2012 and 2011, respectively, compared to $755.6 million provided by investing activities in 2010. Investment securities and lending activities generally comprise the largest components of investing activities, although the level of investment securities activities are impacted by the relationship of loan and deposit growth during the period. In 2012, net loan originations accounted for $152.4 million of cash used in investing activities, compared to net loan principal repayments of $19.4 million and $347.3 million in 2011 and 2010, respectively, of cash provided by investing activities. Net purchases of investment securities totaled $220.8 million and $775.7 million in 2012 and 2011, respectively, compared to net proceeds received from sales and maturities of investment securities totaling $164.2 million in 2010. Investing activities included proceeds from sales of loans originated for investment of $10.3 million in 2012, $26.7 million in 2011 and $193.4 million in 2010 and other real estate of $56.9 million in 2012, $42.4 million in 2011 and $30.4 million in 2010. Investing activities in 2010 also included proceeds from the sale of premises and equipment of $19.7 million.

Cash provided by financing activities totaled $187.2 million and $130.5 million in 2012 and 2011, respectively, compared to cash used in financing activities totaling $674.7 million in 2010. Deposit activities, borrowings and capital transactions represent the major components of financing activities. In 2012 and 2011, we increased net deposits by $237.2 million and $310.6 million, respectively. Net deposit contraction in 2010 resulted in cash outflows of $436.0 million. Net cash outflows from short-term debt totaled $34,000 in 2012, $202.4 million in 2011 and $40.0 million in 2010. Net cash outflows from long-term debt totaled $50.0 million in 2012, $301.2 million in 2011 and $197.9 million in 2010. As with investment securities, the level of net borrowings is impacted by the levels of loan and deposit growth/contraction during the period. Capital transactions, primarily the issuance of preferred and common stock, dividends and stock repurchases totaled $323.5 million in cash flows in 2011, resulting mainly from the Private Placement and Rights Offering, compared to $0.9 million in cash outflows in 2010.

For the holding company on a stand-alone basis, the primary source of funds in 2011 was the $302.8 million of net proceeds from the Private Placement, of which we subsequently advanced $283.0 million to the bank, and the $18.9 million of net proceeds from the Rights Offering.

Core deposits have historically provided us with a sizeable source of relatively stable and low cost funds but are subject to competitive pressure in our market. In addition to core deposit funding, we also have access to a variety of other short-term and long-term funding sources, which include proceeds from maturities of our investment securities, as well as secondary funding sources such as the FHLB, secured repurchase agreements and the Federal Reserve discount window, available to meet our liquidity needs. While we historically have had access to these other funding sources, continued access to these sources may not be guaranteed due to the current volatile market conditions and the Company's and bank's financial positions.

The bank is a member of and maintained an $838.0 million line of credit with the FHLB as of December 31, 2012. At December 31, 2012, long-term borrowings under this arrangement totaled $32,000, compared to $50.0 million in long-term borrowings at December 31, 2011. We did not have any short-term borrowings under this arrangement at December 31, 2012 and 2011. FHLB advances outstanding at December 31, 2012 were secured by unencumbered investment securities with a fair value of $120.5 million and certain real estate loans totaling $1.09 billion in accordance with the collateral provisions of the Advances, Security and Deposit Agreement with the FHLB. At December 31, 2012, $838.0 million was undrawn under this arrangement.

As previously mentioned, during the third quarter of 2011 and the fourth quarter of 2010, the bank paid down long-term borrowings at the FHLB totaling $120.5 million and $106.7 million, respectively, with a weighted average interest rate of 4.36% and 4.78%, respectively. Prepaying these long-term borrowings resulted in the recognition of charges on the early extinguishment of debt totaling $6.2 million and $5.7 million in the third quarter of 2011 and the fourth quarter of 2010, respectively. See Note 14 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data" for additional information regarding our long-term borrowings.

In February 2009, the bank's collateral arrangement with the FHLB converted from a blanket pledge arrangement to a physical possession arrangement whereby the bank was required to deliver certain original loan documents to the FHLB for the collateral securing advances. In December 2010, the FHLB expanded the physical possession collateral arrangement to require copies of all loan documents for the collateral securing advances. In September 2011, the FHLB upgraded the bank from a physical possession collateral arrangement to a listing arrangement whereby the bank maintains custody of the loan collateral documentation and is required to submit a monthly file listing loans pledged with certain data fields.

The bank also maintained a $24.9 million line of credit with the Federal Reserve discount window as of December 31, 2012. There were no advances outstanding under this arrangement at December 31, 2012 and 2011. Advances under this arrangement would have been secured by certain commercial and commercial real estate loans with a carrying value totaling $41.7 million. The Federal Reserve does not have the right to sell or repledge these loans. In September 2011, the bank was upgraded from the Federal Reserve's secondary credit facility to the primary credit facility, and regained its eligibility for the Borrower-in-Custody program. As of December 31, 2012, the bank continues to have access to the primary credit facility and remains eligible for the Borrower-in-Custody program. See Note 13 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data" for additional information regarding our short-term borrowings.

Our ability to maintain adequate levels of liquidity is dependent on the successful execution of our recovery plan, and more specifically, our ability to continue to improve our risk profile, maintain our capital base, and comply with the provisions of our agreement with the regulators. Beyond the challenges specific to our situation, our liquidity may also be negatively impacted by weakness in the financial markets and industry-wide reductions in liquidity.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into off-balance sheet arrangements to meet the financing needs of our banking customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees written, forward foreign exchange contracts, forward interest rate contracts and interest rate swaps and options. These instruments and the related off-balance sheet exposures are discussed in detail in Note 24 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data." In the unlikely event that we must satisfy a significant amount of outstanding commitments to extend credit, liquidity will be adversely impacted, as will credit risk. The remaining components of off-balance sheet arrangements, primarily interest rate options and forward interest rate contracts related to our mortgage banking activities, are not expected to have a material impact on our consolidated financial position or results of operations.

Impact of New Accounting Standards

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *"Disclosures about Offsetting Assets and Liabilities."* ASU 2011-11 expands the disclosure requirements for financial instruments and derivatives that may be offset in accordance with enforceable master netting agreements or similar arrangements. The disclosures are required regardless of whether the instruments have been offset (or netted) in the balance sheet. Under ASU 2011-11, companies must describe the nature of offsetting arrangements and provide quantitative information about those agreements, including the gross and net amounts of financial instruments that are recognized in the balance sheet. ASU 2011-11 is effective for the Company's reporting period beginning on January 1, 2013, with retrospective application required. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, *"Testing Indefinite-Lived Intangible Assets for Impairment."* The provisions of ASU 2012-02 permit an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test, as is currently required by GAAP. ASU 2012-02 is effective for annual and interim impairment tests performed for the Company's reporting period beginning on January 1, 2013. As the Company does not have any indefinite-lived assets, we do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, *"Amendments to Topic 220, Other Comprehensive Income."* The amendments in ASU 2013-02 supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. ASU 2013-02 is effective for the Company's reporting period beginning on January 1, 2013. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk is set forth under "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset/Liability Management and Interest Rate Risk" and in Note 25 to the Consolidated Financial Statements under "Part II, Item 8. Financial Statements and Supplementary Data."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Central Pacific Financial Corp.:

We have audited the accompanying consolidated balance sheets of Central Pacific Financial Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Pacific Financial Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Central Pacific Financial Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Honolulu, Hawaii
February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Central Pacific Financial Corp.:

We have audited Central Pacific Financial Corp.'s (the Company's) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Central Pacific Financial Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Honolulu, Hawaii
February 28, 2013

CENTRAL PACIFIC FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Assets		
Cash and due from banks	$ 56,473	$ 76,233
Interest-bearing deposits in other banks	120,902	180,839
Investment securities:		
Available for sale, at fair value	1,536,745	1,492,994
Held to maturity, at amortized cost (fair value of $162,528 at December 31, 2012 and $976 at December 31, 2011)	161,848	931
Total investment securities	1,698,593	1,493,925
Loans held for sale	38,283	50,290
Loans and leases	2,203,944	2,064,447
Allowance for loan and lease losses	(96,413)	(122,093)
Net loans and leases	2,107,531	1,942,354
Premises and equipment, net	48,759	51,414
Accrued interest receivable	13,896	11,674
Investment in unconsolidated subsidiaries	10,975	12,697
Other real estate	10,686	61,681
Other intangible assets	37,499	41,986
Bank-owned life insurance	147,411	144,474
Federal Home Loan Bank stock	47,928	48,797
Other assets	31,432	16,501
Total assets	$ 4,370,368	$ 4,132,865
Liabilities and Equity		
Deposits:		
Noninterest-bearing demand	$ 843,292	$ 729,149
Interest-bearing demand	672,838	569,371
Savings and money market	1,186,011	1,136,180
Time	978,631	1,008,828
Total deposits	3,680,772	3,443,528
Short-term borrowings	-	34
Long-term debt	108,281	158,298
Other liabilities	66,536	64,585
Total liabilities	3,855,589	3,666,445
Equity:		
Common stock, no par value, authorized 185,000,000 shares, issued and outstanding 41,867,046 and 41,749,116 shares at December 31, 2012 and 2011, respectively	784,512	784,539
Surplus	70,567	66,585
Accumulated deficit	(349,427)	(396,848)
Accumulated other comprehensive income (loss)	(830)	2,164
Total shareholders' equity	504,822	456,440
Non-controlling interest	9,957	9,980
Total equity	514,779	466,420
Total liabilities and equity	$ 4,370,368	$ 4,132,865

See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands, except per share data)		
Interest income:			
Interest and fees on loans and leases	$ 97,029	$ 107,089	$ 138,114
Interest and dividends on investment securities:			
Taxable interest	28,803	27,559	19,699
Tax-exempt interest	2,312	738	1,068
Dividends	16	12	11
Interest on deposits in other banks	285	1,052	1,862
Total interest income	128,445	136,450	160,754
Interest expense:			
Interest on deposits:			
Demand	339	500	885
Savings and money market	1,006	2,044	5,514
Time	3,688	7,066	14,390
Interest on short-term borrowings	-	204	1,177
Interest on long-term debt	3,701	8,815	20,135
Total interest expense	8,734	18,629	42,101
Net interest income	119,711	117,821	118,653
Provision (credit) for loan and lease losses	(18,885)	(40,690)	159,548
Net interest income (loss) after provision for loan and lease losses	138,596	158,511	(40,895)
Other operating income:			
Other service charges and fees	17,569	17,239	15,418
Net gain on sales of residential loans	17,095	8,050	8,468
Service charges on deposit accounts	8,367	10,024	11,831
Income from bank-owned life insurance	2,899	4,139	4,809
Income from fiduciary activities	2,599	2,794	3,204
Investment securities gains	789	1,306	831
Loan placement fees	690	541	391
Equity in earnings of unconsolidated subsidiaries	574	458	468
Fees on foreign exchange	551	664	659
Gain on sale of premises and equipment	-	-	7,698
Other	4,611	4,966	3,259
Total other operating income	55,744	50,181	57,036
Other operating expense:			
Salaries and employee benefits	69,344	63,675	56,613
Net occupancy	13,920	13,793	13,650
Legal and professional services	13,824	13,506	17,840
Amortization and impairment of other intangible assets	10,179	7,033	7,061
Equipment	3,966	4,702	5,337
Computer software expense	3,961	3,629	3,625
Advertising expense	3,516	2,961	2,531
Communication expense	3,428	3,517	3,985
Write down of assets	2,586	4,624	1,460
Foreclosed asset expense	1,888	4,557	8,982
Loss on early extinguishment of debt	-	6,234	5,685
Goodwill impairment	-	-	102,689
Other	20,307	43,890	37,636
Total other operating expense	146,919	172,121	267,094
Income (loss) before income taxes	47,421	36,571	(250,953)
Income tax expense	-	-	-
Net income (loss)	47,421	36,571	(250,953)
Preferred stock dividends, accretion of discount and conversion of preferred stock to common stock	-	(83,897)	8,432
Net income (loss) available to common shareholders	$ 47,421	$ 120,468	$ (259,385)
Per common share data:			
Basic earnings (loss) per share	$ 1.14	$ 3.36	$ (171.13)
Diluted earnings (loss) per share	1.13	3.31	(171.13)

See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net income (loss)	$ 47,421	$ 36,571	$ (250,953)
Other comprehensive income (loss), net of tax			
Net change in unrealized gain on investment securities	(1,271)	21,026	(2,966)
Net change in unrealized loss on derivatives	(434)	(3,235)	(7,377)
Minimum pension liability adjustment	(1,289)	(1,062)	(711)
Other comprehensive income (loss), net of tax	(2,994)	16,729	(11,054)
Comprehensive income (loss)	$ 44,427	$ 53,300	$ (262,007)

See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred Stock	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non Controlling Interests	Total
			(Dollars in thousands, except per share data)				
Balance at December 31, 2009	$ 128,975	$ 405,355	$ 63,075	$ (257,931)	$ (3,511)	$ 10,026	$ 345,989
Net loss	-	-	-	(250,953)	-	-	(250,953)
Other comprehensive loss	-	-	-	-	(11,054)	-	(11,054)
Preferred stock dividends and accretion	1,483	-	-	(8,432)	-	-	(6,949)
Common stock offerings and stock plan costs	-	(1,182)	-	-	-	-	(1,182)
201 shares of common stock purchased by directors' deferred compensation plan	-	(6)	-	-	-	-	(6)
Share-based compensation	-	-	233	-	-	-	233
Non-controlling interests	-	-	-	-	-	(23)	(23)
Balance at December 31, 2010	$ 130,458	$ 404,167	$ 63,308	$ (517,316)	$ (14,565)	$ 10,003	$ 76,055
Net income	-	-	-	36,571	-	-	36,571
Other comprehensive income	-	-	-	-	16,729	-	16,729
Preferred stock dividends and accretion	204	-	-	(1,173)	-	-	(969)
5,620,117 shares of common stock issued in exchange for preferred stock and accrued unpaid dividends	(130,662)	56,201	-	85,070	-	-	10,609
34,599,585 shares of common stock issued under common stock offerings and stock plans, net of costs	-	324,155	-	-	-	-	324,155
193 net shares of common stock sold by directors' deferred compensation plan	-	16	-	-	-	-	16
Share-based compensation	-	-	3,277	-	-	-	3,277
Non-controlling interests	-	-	-	-	-	(23)	(23)
Balance at December 31, 2011	$ -	$ 784,539	$ 66,585	$ (396,848)	$ 2,164	$ 9,980	$ 466,420
Net income	-	-	-	47,421	-	-	47,421
Other comprehensive loss	-	-	-	-	(2,994)	-	(2,994)
4,291 net shares of common stock purchased by directors' deferred compensation plan	-	(27)	-	-	-	-	(27)
Share-based compensation	-	-	3,982	-	-	-	3,982
Non-controlling interests	-	-	-	-	-	(23)	(23)
Balance at December 31, 2012	$ -	$ 784,512	$ 70,567	$ (349,427)	$ (830)	$ 9,957	$ 514,779

See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 47,421	$ 36,571	$ (250,953)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision (credit) for loan and lease losses	(18,885)	(40,690)	159,548
Goodwill impairment	-	-	102,689
Depreciation and amortization	6,351	6,724	7,737
Gain on sale of premises and equipment	-	-	(7,698)
Amortization and impairment of other intangible assets	10,179	7,033	7,061
Write down of assets	2,586	4,624	1,460
Write down of other real estate, net of gain on sale	(358)	528	6,317
Net amortization of investment securities	15,670	9,447	2,802
Share-based compensation	3,982	3,277	233
Net gain on sale of investment securities	(789)	(1,306)	(831)
Net change in trading securities	-	-	49,126
Net gain on sales of residential loans	(17,095)	(8,050)	(8,468)
Proceeds from sales of loans held for sale	969,089	667,052	1,069,104
Originations of loans held for sale	(952,402)	(662,429)	(955,291)
Equity in earnings of unconsolidated subsidiaries	(574)	(458)	(468)
Increase in cash surrender value of bank-owned life insurance	(4,934)	(2,337)	(4,554)
Net change in other assets and liabilities	(20,853)	3,137	43,619
Net cash provided by operating activities	39,388	23,123	221,433
Cash flows from investing activities:			
Proceeds from maturities of and calls on investment securities available for sale	437,471	401,556	333,005
Proceeds from sales of investment securities available for sale	130,076	137,980	439,403
Purchases of investment securities available for sale	(627,356)	(1,317,112)	(610,081)
Proceeds from maturities of and calls on investment securities held to maturity	2,487	1,881	1,843
Purchases of investment securities held to maturity	(163,498)	-	-
Net loan principal repayments (loan originations)	(152,350)	19,435	347,252
Proceeds from sales of loans originated for investment	10,340	26,721	193,390
Proceeds from sales of other real estate	56,915	42,362	30,394
Proceeds from bank-owned life insurance	1,997	158	2,069
Proceeds from sale of premises and equipment	-	-	19,715
Purchases of premises and equipment	(3,696)	(747)	(1,954)
Distributions from unconsolidated subsidiaries	467	522	726
Contributions to unconsolidated subsidiaries	-	-	(136)
Proceeds from redemptiom of FHLB stock	869	-	-
Net cash provided by (used in) investing activities	(306,278)	(687,244)	755,626
Cash flows from financing activities:			
Net increase (decrease) in deposits	237,244	310,581	(435,969)
Proceeds from long-term debt	-	-	50,000
Repayments of long-term debt	(50,017)	(301,219)	(247,893)
Net decrease in short-term borrowings	(34)	(202,446)	(39,949)
Net proceeds from issuance of common stock and stock option exercises	-	323,538	(1,023)
Other, net	-	-	147
Net cash provided by (used in) financing activities	187,193	130,454	(674,687)
Net increase (decrease) in cash and cash equivalents	(79,697)	(533,667)	302,372
Cash and cash equivalents:			
At beginning of year	257,072	790,739	488,367
At end of year	$ 177,375	$ 257,072	$ 790,739
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 5,622	$ 18,138	$ 41,553
Income taxes	5	86	-
Cash received during the year for:			
Income taxes	430	55	37,993
Supplemental disclosure of noncash investing and financing activities:			
Net change in common stock held by directors' deferred compensation plan	$ 27	$ (16)	$ 6
Reclassification of loans to other real estate	4,846	47,064	67,264
Reclassification of loans held for sale to other real estate	716	-	-
Transfer of loans to loans held for sale	1,487	13,639	74,894
Transfer of investment securities available for sale to trading	-	-	49,126
Dividends accrued on preferred stock	-	969	7,096
Accretion of preferred stock discount	-	204	1,336
Preferred stock and accrued unpaid dividends converted to common stock	-	142,988	-
Common stock issued in exchange for preferred stock and accrued unpaid dividends	-	56,201	-

See accompanying notes to consolidated financial statements.

CENTRAL PACIFIC FINANCIAL CORP. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2012, 2011 and 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Central Pacific Financial Corp. is a bank holding company. Our principal operating subsidiary, Central Pacific Bank, is a full-service commercial bank with 34 branches and 116 ATMs located throughout the state of Hawaii. The bank engages in a broad range of lending activities including originating commercial loans, commercial and residential mortgage loans and consumer loans. The bank also offers a variety of deposit products and services. These include personal and business checking and savings accounts, money market accounts and time certificates of deposit. Other products and services include debit cards, internet banking, cash management services, traveler's checks, safe deposit boxes, international banking services, night depository facilities and wire transfers. Wealth management products and services include non-deposit investment products, annuities, insurance, investment management, asset custody and general consultation and planning services.

When we refer to "the Company," "we," "us" or "our," we mean Central Pacific Financial Corp. & Subsidiaries (consolidated). When we refer to "Central Pacific Financial Corp." or to the holding company, we are referring to the parent company on a standalone basis. When we refer to "our bank" or "the bank," we mean "Central Pacific Bank."

The banking business depends on rate differentials, the difference between the interest rates paid on deposits and other borrowings and the interest rates received on loans extended to customers and investment securities held in our portfolio. These rates are highly sensitive to many factors that are beyond our control. Accordingly, the earnings and growth of the Company are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

We have the following three reportable segments: (1) Banking Operations, (2) Treasury and (3) All Others. The Banking Operations segment includes construction and real estate development lending, commercial lending, residential mortgage lending and servicing, indirect auto lending, trust services, retail brokerage services, and our retail branch offices, which provide a full range of deposit and loan products, as well as various other banking services. The Treasury segment is responsible for managing the Company's investment securities portfolio and wholesale funding activities. The All Others segment consists of all activities not captured by the Banking Operations and Treasury segments described above and includes activities such as electronic banking, data processing and management of bank owned properties. For further information, see Note 26.

In an effort to improve our overall financial position, we adopted and implemented a recovery plan in March 2010 to improve our financial health by completing a significant recapitalization, reducing our credit risk exposure and returning to profitability by focusing on our core businesses and traditional markets in Hawaii. Further details about our recovery plan and the progress we have made to date can be found in Note 3.

With respect to our capital raising efforts, we completed a number of key milestones during 2011. We completed our previously announced capital raise of $325 million through a private placement offering (the "Private Placement") in February 2011.

Concurrently with the Private Placement, in February 2011, the U.S. Treasury (the "Treasury") agreed to exchange our Fixed Rate Cumulative Perpetual Preferred Stock (the "TARP Preferred Stock") purchased by the Treasury under the Troubled Assets Relief Program ("TARP") and accrued and unpaid dividends thereon for approximately $56.2 million in our common stock (the "TARP Exchange"). The Company and Treasury also agreed to amend the ten-year warrant to purchase shares of common stock (the "TARP Warrant") issued to the

Treasury in connection with the Treasury's investment in the TARP Preferred Stock to, among other things, reduce the exercise price to the same per share purchase price in the Private Placement.

In anticipation of the completion of the Private Placement and the TARP Exchange, we effected a 1-for-20 reverse split on February 2, 2011 (the "Reverse Stock Split"). The Reverse Stock Split was previously approved by our shareholders at the shareholder meeting on May 24, 2010. No fractional shares of common stock were issued as a result of the Reverse Stock Split. For each holder of common stock, the number of shares held prior to the effectiveness of the Reverse Stock Split were divided by twenty and, if the resulting number was not a whole number, then such number was rounded up to the next nearest whole number. Except as otherwise specified herein, share and per share amounts for historical periods have been restated to give the effect to the Reverse Stock Split.

As part of the recapitalization, we also completed a rights offering (the "Rights Offering") whereby shareholders of record as of the close of business on February 17, 2011 received transferable rights to purchase newly issued shares of our common stock at a purchase price of $10 per share. The rights provided for the purchase of up to $20.0 million of the Company's common stock by holders of such rights. The Rights Offering was fully subscribed and completed in May 2011.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. We acquired Hawaii HomeLoans ("HHL"), which is now known as Central Pacific HomeLoans ("CPHL"), on August 17, 2005 and we acquired Pacific Islands Financial Management LLC ("PIFM") on July 1, 2008. The results of operations of CPHL and PIFM are included in the consolidated financial statements from their respective acquisition dates.

Our former subsidiary CPHL was merged into the bank in February 2012.

We have a 50% ownership interest in the following mortgage brokerage companies: Pacific Access Mortgage, LLC, Gentry HomeLoans, LLC, Haseko HomeLoans, LLC and Island Pacific HomeLoans, LLC. These investments are accounted for using the equity method and are included in investment in unconsolidated subsidiaries. We also have non-controlling equity investments in affiliates that are accounted for under the cost method and are included in investment in unconsolidated subsidiaries.

Our investments in unconsolidated subsidiaries accounted for under the equity and cost methods were $0.7 million and $10.2 million, respectively, at December 31, 2012 and $0.6 million and $12.1 million, respectively, at December 31, 2011. Our policy for determining impairment of these investments includes an evaluation of whether a loss in value of an investment is other than temporary. Evidence of a loss in value includes absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. We perform impairment tests whenever indicators of impairment are present. If the value of an investment declines and it is considered other than temporary, the investment is written down to its respective fair value in the period in which this determination is made.

The Company sponsors the Central Pacific Bank Foundation which is not consolidated in the Company's financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that reflect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance and provision for loan and lease losses, reserves for unfunded commitments, residential mortgage repurchase reserves and deferred income tax assets and income tax expense, as well as the valuation of investment securities, other intangible assets and the related amortization thereon, pension liability and the fair value of certain financial instruments.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, we consider cash and cash equivalents to include cash and due from banks, interest-bearing deposits in other banks, federal funds sold and all highly liquid investments with maturities of three months or less at the time of purchase.

Investment Securities

Investments in debt securities and marketable equity securities are designated as trading, available for sale, or held to maturity. Securities are designated as held to maturity only if we have the positive intent and ability to hold these securities to maturity. Held to maturity debt securities are reported at amortized cost. Trading securities are reported at fair value, with changes in fair value included in earnings. Available-for-sale securities are reported at fair value with net unrealized gains and losses, net of taxes, included in accumulated other comprehensive income (loss) ("AOCI").

We use current quotations, where available, to estimate the fair value of investment securities. Where current quotations are not available, we estimate fair value based on the present value of expected future cash flows. We consider the facts of each security including the nature of the security, the amount and duration of the loss, credit quality of the issuer, the expectations for that security's performance and our intent and ability to hold the security until recovery. Declines in the value of debt securities and marketable equity securities that are considered other than temporary are recorded in other operating income. Realized gains and losses on the sale of investment securities are recorded in other operating income using the specific identification method.

We amortize premiums and accrete discounts associated with investment securities using the interest method over the life of the respective security instrument.

As a member of the Federal Home Loan Bank of Seattle ("FHLB"), the bank is required to obtain and hold a specific number of shares of capital stock of the FHLB based on the amount of outstanding FHLB advances. The securities are reported at cost and are presented separately in the consolidated balance sheets.

Loans Held for Sale

Loans held for sale consists of the following two types: (1) Hawaii residential mortgage loans that are originated with the intent to sell them in the secondary market and (2) non-residential mortgage loans in both Hawaii and the U.S. Mainland that were originated with the intent to be held in our portfolio but were subsequently transferred to the held for sale category. Hawaii residential mortgage loans classified as held for sale are carried at the lower of cost or fair value on an aggregate basis, while the non-residential Hawaii and U.S. Mainland loans are recorded at the lower of cost or fair value on an individual basis. Net fees and costs associated with originating and acquiring the Hawaii residential mortgage loans held for sale are deferred and included in the basis for determining the gain or loss on sales of loans held for sale. We report the fair values of non-residential Hawaii and U.S. Mainland loans net of applicable selling costs on our consolidated balance sheets.

Loans originated with the intent to be held in our portfolio are subsequently transferred to held for sale when our intent to hold for the foreseeable future has changed. At the time of a loan's transfer to the held for sale account, the loan is recorded at the lower of cost or fair value. Any reduction in the loan's value is reflected as a write-down of the recorded investment resulting in a new cost basis, with a corresponding reduction in the allowance for loan and lease losses.

In subsequent periods, if the fair value of a loan classified as held for sale is less than its cost basis, a valuation adjustment is recognized in our consolidated statement of operations in other operating expense and the carrying value of the loan is adjusted accordingly. The valuation adjustment may be recovered in the event that the fair value increases, which is also recognized in our consolidated statement of operations in other operating expense.

The fair value of loans classified as held for sale are generally based upon quoted prices for similar assets in active markets, acceptance of firm offer letters with agreed upon purchase prices, discounted cash flow models that take into account market observable assumptions, or independent appraisals of the underlying collateral securing the loans. Collateral values are determined based on appraisals received from qualified valuation professionals and are obtained periodically or when indicators that property values may be impaired are present.

We sell residential mortgage loans under industry standard contractual provisions that include various representations and warranties, which typically cover ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, and other similar matters. We may be required to repurchase certain loans sold with identified defects, indemnify the investor, or reimburse the investor for any credit losses incurred. Our repurchase risk generally relates to early payment defaults and borrower fraud. We establish residential mortgage repurchase reserves to reflect this risk based on our estimate of losses after considering a combination of factors, including our estimate of future repurchase activity and our projection of expected credit losses resulting from repurchased loans. At December 31, 2012 and 2011, this reserve totaled $3.6 million and $6.8 million, respectively, and is included in other liabilities on our consolidated balance sheets.

Loans

Loans are stated at the principal amount outstanding, net of unearned income. Unearned income represents net deferred loan fees that are recognized over the life of the related loan as an adjustment to yield. Net deferred loan fees are amortized using the interest method over the contractual term of the loan, adjusted for actual prepayments. Unamortized fees on loans paid in full are recognized as a component of interest income.

Interest income on loans is recognized on an accrual basis. For all loan types, the Company determines delinquency status by considering the number of days full payments required by the contractual terms of the loan are past due. Loans are placed on nonaccrual status when interest payments are 90 days past due, or earlier should management determine that the borrowers will be unable to meet contractual principal and/or interest obligations, unless the loans are well-secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income should management determine that the collectibility of such accrued interest is doubtful. All subsequent receipts are applied to principal outstanding and no interest income is recognized unless the financial condition and payment record of the borrowers warrant such recognition. A nonaccrual loan may be restored to an accrual basis when principal and interest payments are current and full payment of principal and interest is expected.

Leases

We provide equipment financing to our customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income. Unearned income on direct financing leases is amortized over the lease terms by methods that approximate the interest method.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses (the "Allowance") is established through provisions for loan and lease losses (the "Provision") charged against income. Our policy is to charge a loan off in the period in which the loan is deemed to be uncollectible and all interest previously accrued but not collected is reversed against current period interest income. We consider a loan to be uncollectible when it is probable that a loss has been incurred and the Company can make a reasonable estimate of the loss. In these instances, the likelihood of and/or timeframe for recovery of the amount due is uncertain, weak, or protracted. Subsequent receipts, if any, are credited first to the remaining principal, then to the Allowance as recoveries, and finally to unaccrued interest.

The Allowance is maintained at a level that management deems sufficient to absorb probable losses inherent in the loan portfolio. Our methodology for determining the adequacy of the Allowance takes into account many factors, including the level and trend of nonperforming and potential problem loans, net charge-off experience, current repayment by borrowers, fair value of collateral securing specific loans, changes in lending and underwriting standards and general economic factors, nationally and in the markets in which we operate. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review our Allowance. Such agencies may require that we recognize additions to the Allowance based on their judgments about information available to them at the time of their examination.

We consider current information and events regarding our borrowers' ability to repay their obligations and treat a loan as impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if the loan is considered to be collateral dependent, based on the fair value of the collateral. Impairment losses are included in the Allowance through a charge to the Provision.

For smaller-balance homogeneous loans (primarily residential real estate and consumer loans), the Allowance is based upon management's evaluation of the quality, character and inherent risks in the loan portfolio, current and projected economic conditions, and past loan loss experience.

Delinquent consumer loans and residential mortgage loans are charged off or written down within 120 days, unless determined to be adequately collateralized or in imminent process of collection. Delinquent commercial loans and commercial mortgage loans are charged off or written down when management determines that collectibility is doubtful and the principal amount of the loans cannot be repaid from proceeds of collateral liquidation.

Our process for determining the reserve for unfunded commitments is consistent with our process for determining the Allowance and is adjusted for estimated loan funding probabilities. Reserves for unfunded commitments are recorded separately through a valuation allowance included in other liabilities. Credit losses for off-balance sheet credit exposures are deducted from the allowance for credit losses on off-balance sheet credit exposures in the period in which the liability is settled. The allowance for credit losses on off-balance sheet credit losses is established by a charge to other operating expense. The reserve for unfunded commitments totaled $5.6 million and $7.3 million at December 31, 2012 and 2011, respectively.

Premises and Equipment

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are included in other operating expense and are computed using the straight-line method over the shorter of the estimated useful lives of the assets or the applicable leases. Useful lives range from five to thirty-nine years for premises and improvements, and one to seven years for equipment. Major improvements and betterments are capitalized, while recurring maintenance and repairs are charged to operating expense. Net gains or losses on dispositions of premises and equipment are included in other operating expense.

Goodwill and Other Intangible Assets

During the first quarter of 2010, we determined than an impairment test on our remaining goodwill was required because of the uncertainty regarding our ability to continue as a going concern at that time combined with the fact that our market capitalization remained depressed. As a result of that impairment test, we determined that the remaining goodwill associated with our Banking Operations reporting unit was impaired and we recorded a non-cash impairment charge of $102.7 million. Since that time, no goodwill remains on our consolidated balance sheet.

Prior to the first quarter of 2010, we reviewed the carrying amount of goodwill for impairment on an annual basis and performed additional assessments on a quarterly basis whenever indicators of impairment were evident. Goodwill attributable to each of our reporting units was tested for impairment by comparing their respective fair values to their carrying values. When determining fair value, we utilized a discounted cash flow methodology for our Banking Operations reporting unit. Absent any impairment indicators, we performed our annual goodwill impairment tests during the fourth quarter of each fiscal year.

Other intangible assets include a core deposit premium and mortgage servicing rights.

We utilize the amortization method to measure our mortgage servicing rights. Under the amortization method, we amortize our mortgage servicing rights in proportion to and over the period of net servicing income. Income generated as the result of new mortgage servicing rights is reported as gains on sales of loans. Amortization of the servicing rights is reported as amortization of other intangible assets in our consolidated statements of operations. Ancillary income is recorded in other income. Mortgage servicing rights are recorded when loans are sold to third-parties with servicing of those loans retained and we classify our entire mortgage servicing rights into one class.

Initial fair value of the servicing right is calculated by a discounted cash flow model prepared by a third party service provider based on market value assumptions at the time of origination and we assess the servicing right for impairment using current market value assumptions at each reporting period. Critical assumptions used in the discounted cash flow model include mortgage prepayment speeds, discount rates, costs to service and ancillary income. Variations in our assumptions could materially affect the estimated fair values. Changes to our assumptions are made when current trends and market data indicate that new trends have developed. Current market value assumptions based on loan product types (fixed rate, adjustable rate and balloon loans) include average discount rates and national prepayment speeds. Many of these assumptions are subjective and require a high level of management judgment. Our mortgage servicing rights portfolio and valuation assumptions are periodically reviewed by management.

Prepayment speeds may be affected by economic factors such as home price appreciation, market interest rates, the availability of other credit products to our borrowers and customer payment patterns. Prepayment speeds include the impact of all borrower prepayments, including full payoffs, additional principal payments and the impact of loans paid off due to foreclosure liquidations. Because of the depressed interest rate environment, prepayment speeds have increased as customers continue to refinance existing mortgages under more favorable interest rate terms. The increased prepayment speeds reduced the amount of cash flows we expected to realize from our mortgage servicing rights and increased the amount of amortization expense that we incurred during the year ended December 31, 2012.

We perform an impairment assessment of our other intangible assets whenever events or changes in circumstance indicate that the carrying value of those assets may not be recoverable. Our impairment assessments involve, among other valuation methods, the estimation of future cash flows and other methods of determining fair value. Estimating future cash flows and determining fair values is subject to judgments and often involves the use of significant estimates and assumptions. The variability of the factors we use to perform our impairment tests depend on a number of conditions, including uncertainty about future events and cash flows. All such factors were interdependent and, therefore, do not change in isolation. Accordingly, our accounting estimates may materially change from period to period due to changing market factors.

During the second quarter of 2012, we evaluated the recoverability of the intangible assets related to our customer relationships and non-compete agreements. Upon completion of this review, we determined that the intangible assets related to our customer relationships and non-compete agreements were both fully impaired, and thus, we recorded impairment charges to other operating expense totaling $0.9 million during the second quarter of 2012.

Other Real Estate

Other real estate is composed of properties acquired through foreclosure proceedings and is initially recorded at fair value less estimated costs to sell the property, thereby establishing the new cost basis of other real estate. Losses arising at the time of acquisition of such properties are charged against the Allowance. Subsequent to acquisition, such properties are carried at the lower of cost or fair value less estimated selling expenses, determined on an individual asset basis. Any deficiency resulting from the excess of cost over fair value less estimated selling expenses is recognized as a valuation allowance. Any subsequent increase in fair value up to its cost basis is recorded as a reduction of the valuation allowance. Increases or decreases in the valuation allowance are included in other operating expense. Net gains or losses recognized on the sale of these properties are included in other operating income.

Non-Controlling Interest

Non-controlling interest is comprised of preferred stock issued to third parties by the Company's subsidiaries, CPB Real Estate, Inc. and Citibank Properties, Inc.

Share Based Compensation

Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. We use the Black-Scholes option-pricing model to determine the fair-value of stock-based awards and we recognize compensation expense for all share-based payment awards on a straight-line basis over their respective vesting period. See Note 16 for further discussion of our stock-based compensation.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance may be required if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years, to the extent that carrybacks are permitted under current tax laws, as well as estimates of future taxable income and tax planning strategies that could be implemented to accelerate taxable income, if necessary. If our estimates of future taxable income were materially overstated or if our assumptions regarding the tax consequences of tax planning strategies were inaccurate, some or all of our deferred tax assets may not be realized, which would result in a charge to earnings. Our continuing practice is to recognize interest and penalties related to income tax matters in interest expense and other expense, respectively.

We establish income tax contingency reserves for potential tax liabilities related to uncertain tax positions. Tax benefits are recognized when we determine that it is more likely than not that such benefits will be realized. Where uncertainty exists due to the complexity of income tax statutes, and where the potential tax amounts are significant, we generally seek independent tax opinions to support our positions. If our evaluation of the likelihood of the realization of benefits is inaccurate, we could incur additional income tax and interest expense that would adversely impact earnings, or we could receive tax benefits greater than anticipated which would positively impact earnings.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock. Diluted earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period, increased by the dilutive effect of stock options and stock awards, less shares held in a Rabbi trust pursuant to a deferred compensation plan for directors.

Forward Foreign Exchange Contracts

We are periodically a party to a limited amount of forward foreign exchange contracts to satisfy customer requirements for foreign currencies. These contracts are not utilized for trading purposes and are carried at market value, with realized gains and losses included in fees on foreign exchange.

Derivatives and Hedging Activities

We recognize all derivatives on the balance sheet at fair value. On the date that we enter into a derivative contract, we designate the derivative as (1) a hedge of the fair value of an identified asset or liability ("fair value hedge"), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to an identified asset or liability ("cash flow hedge") or (3) a transaction not qualifying for hedge accounting ("free standing derivative"). For a fair value hedge, changes in the fair value of the derivative and, to the extent that it is effective, changes in the fair value of the hedged asset or liability, attributable to the hedged risk, are recorded in current period net income in the same financial statement category as the hedged item. For a cash flow hedge, changes in the fair value of the derivative, to the extent that it is effective, is recorded in other comprehensive income (loss) ("OCI"). These changes in fair value are subsequently reclassified to net income in the same period(s) that the hedged transaction affects net income in the same financial statement category as the hedged item. For free standing derivatives, changes in fair values are reported in current period other operating income.

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-03, "*Reconsideration of Effective Control for Repurchase Agreements*." The amendments in this ASU remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. The amendments in this ASU also eliminate the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. This ASU is effective prospectively for transactions, or modifications of existing transactions, that occur on or after January 1, 2012. We adopted this ASU effective January 1, 2012 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*." The amendments in this ASU generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amendments in this ASU are to be applied prospectively effective January 1, 2012. We adopted this ASU effective January 1, 2012 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "*Amendments to Topic 220, Comprehensive Income.*" Under the amendments in ASU 2011-5, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in ASU 2011-5 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 was effective for the interim reporting period beginning on or after January 1, 2012, with retrospective application required. In December 2011, the FASB issued ASU 2011-12, "*Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05.*" The amendments in ASU 2011-12 supersede certain pending paragraphs in ASU 2011-05 to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow FASB time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements. ASU 2011-12, which shares the same effective date as ASU 2011-05, does not defer the requirement for entities to present components of comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. We adopted the provisions of ASU 2011-05 and ASU 2011-12 effective January 1, 2012, which resulted in new consolidated statements of comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010. The adoption of ASU 2011-05 and ASU 2011-12 had no impact on the Company's consolidated balance sheets, statements of operations, statements of changes in equity and statements of cash flows.

2. REGULATORY MATTERS

In May 2011, the regulatory Consent Order (the "Consent Order") that the bank entered into with the Federal Deposit Insurance Corporation ("FDIC") and the State of Hawaii Division of Financial Institutions ("DFI") on December 9, 2009 was lifted. In place of the Consent Order, the Board of Directors of the bank entered into a Memorandum of Understanding (the "Bank MOU") with the FDIC and DFI effective May 5, 2011. Since this time, we have worked closely with both the FDIC and DFI to satisfactorily resolve all outstanding issues contained in the Bank MOU, including but not limited to, maintaining an adequate allowance for loan and lease losses, improving our asset quality, reducing our classified assets, and ensuring that our capital levels exceeded the levels required by the Bank MOU. The bank received a letter from the FDIC and DFI dated October 26, 2012 advising the bank that the Bank MOU was lifted.

The Company entered into a Written Agreement (the "Written Agreement") with the Federal Reserve Bank of San Francisco ("FRBSF") and DFI on July 2, 2010, which superseded in its entirety the Memorandum of Understanding that the Company entered into on April 1, 2009 with the FRBSF and DFI. Among other matters, the Written Agreement provided that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from Central Pacific Bank; (iii) directly or through any non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Written Agreement also required that our Board of Directors fully utilize the Company's financial and managerial resources to ensure that the bank complies with any supervisory action taken by the bank's regulators. We were also required to submit to the FRBSF an acceptable capital plan cash flow projection. On February 12, 2013, the Written Agreement was terminated.

On October 9, 2012, the bank entered into a separate Memorandum of Understanding (the "Compliance MOU") with the FDIC to improve the bank's compliance management system ("CMS"). Under the Compliance MOU, we are required to, among other things, (i) improve the Board of Directors' oversight of the bank's CMS; (ii) ensure the establishment and implementation of the bank's CMS is commensurate with the complexity of the bank's operations; (iii) perform a full review of all compliance policy and procedures, then revise and adopt policy and procedures to ensure compliance with all consumer protection regulations; (iv) enhance the bank's training program relating to consumer protection and fair lending regulations; (v) develop and implement an effective internal monitoring program to ensure compliance with all applicable laws and regulations; (vi) strengthen the compliance audit function to ensure that the compliance audits are appropriately and comprehensively scoped; (vii) develop and implement internal controls for the bank's third-party payment processing activity; (viii) strengthen the Board of Directors and senior management's oversight of third-party relationships and (ix) enhance the bank's overdraft payment program. The bank believes it has already taken substantial steps to comply with the Compliance MOU. In addition to the steps taken to comply with the Compliance MOU, the bank received an "Outstanding" rating in a recently completed Community Reinvestment performance evaluation that measures how financial institutions support their communities in the areas of lending, investment and service.

We cannot assure you whether or when the Company and the bank will be in full compliance with the Compliance MOU or whether or when the Compliance MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators which restrict our activities or may also continue to impose capital ratios or other requirements on our business. The requirements and restrictions of the Compliance MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of additional regulatory requirements or orders; limitations on our activities; the imposition of civil monetary penalties; and further directives which affect our business, including, in the most severe circumstances, termination of the bank's deposit insurance or appointment of a conservator or receiver for the bank.

3. RECOVERY PLAN PROGRESS

As previously discussed, we adopted and implemented a recovery plan in March 2010 to improve our financial health by completing a significant recapitalization, aggressively reducing our credit risk exposure and focusing on our core businesses and traditional markets in Hawaii.

In addition to recapitalizing our Company, key elements of the recovery plan included, but were not limited to:

- Aggressively managing the bank's existing loan portfolios to minimize further credit losses and to maximize recoveries; and
- Lowering operating costs to align with the restructured business model.

Through December 31 2012, we have accomplished a number of key milestones in our recovery plan, including:

- On February 18, 2011, we successfully completed the Private Placement and TARP Exchange.
- On May 6, 2011, we successfully completed a $20 million Rights Offering.
- In May 2011, our Consent Order was lifted and replaced with the Bank MOU. On October 26, 2012, the Bank MOU was terminated.

- In November 2011, the memorandum of understanding relating to compliance with the Bank Secrecy Act (the "BSA MOU") that the bank entered into with the FDIC and DFI was terminated.

- We maintained a strong capital position with tier 1 risk-based capital, total risk-based capital, and leverage capital ratios as of December 31, 2012 of 22.54%, 23.83%, and 14.32%, respectively, compared to 22.94%, 24.24%, and 13.78%, respectively, as of December 31, 2011, and 7.64%, 8.98%, and 4.42%, respectively, as of December 31, 2010. Our capital ratios continue to exceed the levels required for a "well-capitalized" regulatory designation.

- We reported eight consecutive profitable quarters with net income totaling $47.4 million and $36.6 million for the years ended December 31, 2012 and 2011, respectively.

- We reduced our nonperforming assets by $105.6 million to $90.0 million at December 31, 2012 from $195.6 million at December 31, 2011. Our nonperforming assets at December 31, 2011 were reduced by $107.2 million from $302.8 million at December 31, 2010.

- We significantly reduced our construction and development loan portfolio as of December 31, 2012 to $96.2 million, or 4.4% of our total loan portfolio. At December 31, 2011 and 2010, this portfolio totaled $161.1 million and $313.8 million, or 7.8% and 14.5% of our total loan portfolio, respectively.

- We maintained an allowance for loan and lease losses as a percentage of total loans and leases of 4.37% at December 31, 2012, compared to 5.91% and 8.89% at December 31, 2011 and 2010, respectively. In addition, we maintained an allowance for loan and lease losses as a percentage of nonperforming assets of 107.10% at December 31, 2012, compared to 62.42% and 63.69% at December 31, 2011 and 2010, respectively.

- We reduced total outstanding borrowings with the FHLB to $32,000 at December 31, 2012 from $50.0 million at December 31, 2011 and $551.3 million at December 31, 2010.

In addition to the above, see Notes 14 and 15 for further capital preservation initiatives undertaken by management related to the suspension of dividends on common shares, as well as the deferral of interest and dividend payments on the Company's subordinated debentures and trust preferred securities.

The actions described above are designed to improve the overall financial position of our bank. However, there is no assurance that we will be able to successfully implement the remaining aspects of our recovery.

4. RESERVE REQUIREMENTS

The bank is required by the FRBSF to maintain reserves based on the amount of deposits held. The amount held as a reserve by our bank at December 31, 2012 and 2011 was $57.4 million and $66.3 million, respectively.

5. INVESTMENT SECURITIES

A summary of our investment securities portfolio as of December 31, 2012 and 2011 is as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Dollars in thousands)			
2012				
Held to Maturity:				
U.S. Government sponsored entities mortgage-backed securities	$ 161,848	$ 695	$ (15)	$ 162,528
Available for Sale:				
U.S. Government sponsored entities debt securities	$ 278,198	$ 2,741	$ -	$ 280,939
States and political subdivisions	184,274	2,831	(1,194)	185,911
U.S. Government sponsored entities mortgage-backed securities	925,018	17,548	(1,523)	941,043
Corporate securities	125,649	2,360	(63)	127,946
Other	866	40	-	906
Total	$ 1,514,005	$ 25,520	$ (2,780)	$ 1,536,745
2011				
Held to Maturity:				
U.S. Government sponsored entities mortgage-backed securities	$ 931	$ 45	$ -	$ 976
Available for Sale:				
U.S. Government sponsored entities debt securities	$ 370,184	$ 2,993	$ -	$ 373,177
States and political subdivisions	12,265	729	-	12,994
U.S. Government sponsored entities mortgage-backed securities	1,077,146	20,981	(825)	1,097,302
Corporate securities	8,403	148	-	8,551
Other	985	-	(15)	970
Total	$ 1,468,983	$ 24,851	$ (840)	$ 1,492,994

The amortized cost and estimated fair value of our investment securities at December 31, 2012 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012	
	Amortized cost	Estimated fair value
	(Dollars in thousands)	
Held to Maturity		
Mortgage-backed securities	$ 161,848	$ 162,528
Available for Sale		
Due in one year or less	$ 170,435	$ 170,933
Due after one year through five years	164,101	168,358
Due after five years through ten years	113,360	114,487
Due after ten years	140,225	141,018
Mortgage-backed securities	925,018	941,043
Other	866	906
Total	$ 1,514,005	$ 1,536,745

Proceeds from sales of investment securities available for sale were $130.1 million, $138.0 million and $439.4 million in 2012, 2011 and 2010, respectively, resulting in gross realized gains of $1.7 million, $1.4 million and $9.6 million in 2012, 2011 and 2010, respectively, and gross realized losses of $0.9 million, $0.1 million and $8.8 million in 2012, 2011 and 2010, respectively. The specific identification method was used as the basis for determining the cost of all securities sold.

In the third quarter of 2012, we completed an investment securities portfolio repositioning to reduce net interest income volatility and enhance the potential for prospective earnings and an improved net interest margin. In connection with the repositioning, we sold $124.7 million in available for sale mortgage-backed securities with an average net yield of 0.60% and a weighted average life of 1.3 years and reinvested the proceeds in $133.2 million of investment securities with an average yield of 1.88% and a weighted average life of 5.3 years. The new securities were classified in the held to maturity portfolio and a net gain of $0.7 million was realized on the transaction.

Investment securities of $905.5 million and $938.0 million at December 31, 2012 and 2011, respectively, were pledged to secure public funds on deposit, securities sold under agreements to repurchase and other long-term and short-term borrowings.

There were a total of 118 and nine securities in an unrealized loss position at December 31, 2012 and 2011, respectively. Provided below is a summary of investment securities which were in an unrealized loss position at December 31, 2012 and 2011:

Description of Securities	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
At December 31, 2012:						
States and political subdivisions	$ 73,128	$ (1,194)	$ -	$ -	$ 73,128	$ (1,194)
U.S. Government sponsored entities mortgage-backed securities	206,981	(1,538)	-	-	206,981	(1,538)
Corporate securities	23,205	(63)	-	-	23,205	(63)
Total temporarily impaired securities	$ 303,314	$ (2,795)	$ -	$ -	$ 303,314	$ (2,795)
At December 31, 2011:						
U.S. Government sponsored entities mortgage-backed securities	$ 144,520	$ (825)	$ -	$ -	$ 144,520	$ (825)
Other	970	(15)	-	-	970	(15)
Total temporarily impaired securities	$ 145,490	$ (840)	$ -	$ -	$ 145,490	$ (840)

The unrealized losses on the Company's investment securities were caused by market conditions. Investment securities are evaluated on a quarterly basis, and include evaluating the changes in the investment securities' ratings issued by rating agencies and changes in the financial condition of the issuer. Substantially all of these investment securities continue to be investment grade rated by one or more major rating agencies.

Other-than-temporary impairment ("OTTI")

Unrealized losses for all investment securities are reviewed to determine whether the losses are "other-than-temporary." Investment securities are evaluated for OTTI on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other-than-temporary. In conducting this assessment, we evaluate a number of factors including, but not limited to:

- The length of time and the extent to which fair value has been less than the amortized cost basis;

- Adverse conditions specifically related to the security, an industry, or a geographic area;
- The historical and implied volatility of the fair value of the security;
- The payment structure of the debt security and the likelihood of the issuer being able to make payments;
- Failure of the issuer to make scheduled interest or principal payments;
- Any rating changes by a rating agency; and
- Recoveries or additional decline in fair value subsequent to the balance sheet date.

The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized for anticipated credit losses.

The declines in market value were primarily attributable to changes in interest rates and disruptions in the credit and financial markets. Because we have no intent to sell securities in an unrealized loss position and it is not more likely than not that we will be required to sell such securities before recovery of its amortized cost basis, we do not consider our investments to be other-than-temporarily impaired.

6. LOANS AND LEASES

Loans and leases, excluding loans held for sale, consisted of the following:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Commercial, financial & agricultural	$ 246,278	$ 180,571
Real estate:		
Construction	96,240	161,126
Mortgage - residential	1,035,273	896,566
Mortgage - commercial	673,506	701,399
Consumer	143,387	108,810
Leases	10,504	17,702
	2,205,188	2,066,174
Unearned income	(1,244)	(1,727)
Total loans and leases	$2,203,944	$2,064,447

During the year ended December 31, 2012, we transferred three portfolio loans, two of which were non-performing, with a carrying value of $1.5 million, to the held-for-sale category. In addition, we transferred 20 portfolio loans with a carrying value of $4.8 million to other real estate. No portfolio loans were sold or purchased during the year ended December 31, 2012.

During the year ended December 31, 2011, we transferred five portfolio loans, which were non-performing, with a carrying value of $13.6 million, to the held-for-sale category. In addition, we transferred 37 loans with a carrying value of $47.1 million to other real estate. No portfolio loans were sold or purchased during the year ended December 31, 2011.

In the normal course of business, our bank makes loans to certain directors, executive officers and their affiliates under terms that management believes are consistent with its general lending policies. An analysis of the activity of such loans follows:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Balance, beginning of year	$ 4,579	$ 5,974
Additions	2,348	1,382
Repayments	(5,426)	(2,585)
Other	-	(192)
Balance, end of year	$ 1,501	$ 4,579

Impaired Loans

The following table presents by class, the balance in the Allowance and the recorded investment in loans and leases based on the Company's impairment method as of December 31, 2012 and 2011:

	Commercial, financial & agricultural	Real estate Construction	Real estate Mortgage - residential	Real estate Mortgage - commercial	Consumer	Leases	Total
	(Dollars in thousands)						
December 31, 2012							
Allowance for loan and lease losses:							
Ending balance attributable to loans:							
Individually evaluated for impairment	$ 882	$ 1,582	$ 272	$ 270	$ -	$ 5	$ 3,011
Collectively evaluated for impairment	4,105	2,928	29,638	48,230	2,421	80	87,402
	4,987	4,510	29,910	48,500	2,421	85	90,413
Unallocated							6,000
Total ending balance	$ 4,987	$ 4,510	$ 29,910	$ 48,500	$ 2,421	$ 85	$ 96,413
Loans and leases:							
Individually evaluated for impairment	$ 3,957	$ 48,264	$ 42,865	$ 15,911	$ -	$ 95	$ 111,092
Collectively evaluated for impairment	242,321	47,976	992,408	657,595	143,387	10,409	2,094,096
	246,278	96,240	1,035,273	673,506	143,387	10,504	2,205,188
Unearned income	(60)	(46)	124	(1,258)	(4)	-	(1,244)
Total ending balance	$ 246,218	$ 96,194	$ 1,035,397	$ 672,248	$ 143,383	$ 10,504	$ 2,203,944
December 31, 2011							
Allowance for loan and lease losses:							
Ending balance attributable to loans:							
Individually evaluated for impairment	$ -	$ 401	$ -	$ 371	$ -	$ -	$ 772
Collectively evaluated for impairment	6,110	28,229	32,736	47,358	2,335	553	117,321
	6,110	28,630	32,736	47,729	2,335	553	118,093
Unallocated							4,000
Total ending balance	$ 6,110	$ 28,630	$ 32,736	$ 47,729	$ 2,335	$ 553	$ 122,093
Loans and leases:							
Individually evaluated for impairment	$ 1,367	$ 62,569	$ 50,221	$ 18,451	$ -	$ -	$ 132,608
Collectively evaluated for impairment	179,204	98,557	846,345	682,948	108,810	17,702	1,933,566
	180,571	161,126	896,566	701,399	108,810	17,702	2,066,174
Unearned income	133	(63)	(467)	(1,330)	-	-	(1,727)
Total ending balance	$ 180,704	$ 161,063	$ 896,099	$ 700,069	$ 108,810	$ 17,702	$ 2,064,447

The following table presents by class, impaired loans as of December 31, 2012 and 2011:

	Unpaid Principal Balance	Recorded Investment	Allowance Allocated
	(Dollars in thousands)		
December 31, 2012			
Impaired loans with no related allowance recorded:			
Commercial, financial & agricultural	$ 1,225	$ 526	$ -
Real estate:			
Construction	52,352	36,664	-
Mortgage - residential	47,364	41,894	-
Mortgage - commercial	13,616	13,211	-
Total impaired loans with no related allowance recorded	114,557	92,295	-
Impaired loans with an allowance recorded:			
Commercial, financial & agricultural	4,807	3,431	882
Real estate:			
Construction	13,678	11,600	1,582
Mortgage - residential	1,935	971	272
Mortgage - commercial	3,939	2,700	270
Leases	95	95	5
Total impaired loans with an allowance recorded	24,454	18,797	3,011
Total	$ 139,011	$ 111,092	$ 3,011
December 31, 2011			
Impaired loans with no related allowance recorded:			
Commercial, financial & agricultural	$ 2,107	$ 1,367	$ -
Real estate:			
Construction	80,283	47,877	-
Mortgage - residential	57,195	50,221	-
Mortgage - commercial	14,084	13,756	-
Total impaired loans with no related allowance recorded	153,669	113,221	-
Impaired loans with an allowance recorded:			
Real estate:			
Construction	24,262	14,692	401
Mortgage - commercial	6,188	4,695	371
Total impaired loans with an allowance recorded	30,450	19,387	772
Total	$ 184,119	$ 132,608	$ 772

The following table presents by class, the average recorded investment and interest income recognized on impaired loans as of December 31, 2012, 2011 and 2010:

	Average Recorded Investment	Interest Income Recognized
	(Dollars in thousands)	
December 31, 2012		
Commercial, financial & agricultural	$ 3,486	$ 39
Real estate:		
Construction	56,762	771
Mortgage - residential	47,240	308
Mortgage - commercial	18,852	506
Leases	133	-
Total	$ 126,473	$ 1,624
December 31, 2011		
Commercial, financial & agricultural	$ 549	$ -
Real estate:		
Construction	115,612	772
Mortgage - residential	58,262	616
Mortgage - commercial	19,116	469
Total	$ 193,539	$ 1,857
December 31, 2010		
Commercial, financial & agricultural	$ 15,517	$ -
Real estate:		
Construction	242,069	2,082
Mortgage - residential	59,826	-
Mortgage - commercial	51,441	70
Leases	262	-
Total	$ 369,115	$ 2,152

Aging Analysis of Accruing and Non-Accruing Loans and Leases

For all loan types, the Company determines delinquency status by considering the number of days full payments required by the contractual terms of the loan are past due. The following table presents by class, the aging of the recorded investment in past due loans and leases as of December 31, 2012 and 2011:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Accruing Loans Greater than 90 Days Past Due	Nonaccrual Loans	Total Past Due	Loans and Leases Not Past Due	Total
				(Dollars in thousands)			
December 31, 2012							
Commercial, financial & agricultural	$ 123	$ 139	$ -	$ 3,510	$ 3,772	$ 242,446	$ 246,218
Real estate:							
Construction	124	-	-	38,742	38,866	57,328	96,194
Mortgage - residential	8,330	590	387	27,499	36,806	998,591	1,035,397
Mortgage - commercial	219	-	-	9,487	9,706	662,542	672,248
Consumer	249	169	116	-	534	142,849	143,383
Leases	-	-	-	94	94	10,410	10,504
Total	$ 9,045	$ 898	$ 503	$ 79,332	$ 89,778	$ 2,114,166	$ 2,203,944
December 31, 2011							
Commercial, financial & agricultural	$ 180	$ 80	$ -	$ 1,367	$ 1,627	$ 179,077	$ 180,704
Real estate:							
Construction	-	442	-	57,351	57,793	103,270	161,063
Mortgage - residential	2,972	631	-	47,128	50,731	845,368	896,099
Mortgage - commercial	602	-	-	15,653	16,255	683,814	700,069
Consumer	390	79	28	-	497	108,313	108,810
Leases	28	-	-	-	28	17,674	17,702
Total	$ 4,172	$ 1,232	$ 28	$ 121,499	$ 126,931	$ 1,937,516	$ 2,064,447

Interest income totaling $0.7 million, $0.8 million and $0.4 million was recognized on nonaccrual loans, including loans held for sale, in 2012, 2011 and 2010, respectively. Additional interest income of $10.1 million, $14.2 million and $18.6 million would have been recognized in 2012, 2011 and 2010, respectively, had these loans been accruing interest throughout those periods. Additionally, interest income of $0.8 million, $0.7 million and $0.3 million was collected and recognized on charged-off loans in 2012, 2011 and 2010, respectively.

Modifications

TDRs included in nonperforming assets at December 31, 2012 consisted of 60 Hawaii residential mortgage loans with a combined principal balance of $20.4 million, seven Hawaii construction and development loans with a combined principal balance of $13.5 million, one Hawaii commercial mortgage loan with a principal balance of $2.7 million, and one Hawaii commercial loan with a principal balance of $0.1 million. Concessions made to the original contractual terms of these loans consisted primarily of the deferral of interest and/or principal payments due to deterioration in the borrowers' financial condition. The principal balances on these TDRs had matured and/or were in default at the time of restructure and we have no commitments to lend additional funds to any of these borrowers. There were $31.8 million of TDRs still accruing interest at December 31, 2012, none of which were more than 90 days delinquent. At December 31, 2011, there were $8.3 million of TDRs still accruing interest, none of which were more than 90 days delinquent.

The majority of loans modified in a TDR are typically on nonaccrual status. Thus, these loans have already been identified as impaired and have already been evaluated under the Company's Allowance methodology. As a result, the loans modified in a TDR did not have a material effect on our Provision and Allowance during the years ended December 31, 2012 and 2011.

The following table presents by class, information related to loans modified in a TDR during the years ended December 31, 2012 and 2011:

	Number of Contracts	Recorded Investment (as of period end)	Increase in the Allowance
		(Dollars in thousands)	
Year ended December 31, 2012			
Commercial, financial & agricultural	4	$ 447	$ -
Real estate:			
Construction	8	11,120	-
Mortgage - residential	10	3,782	427
Mortgage - commercial	6	9,124	-
Total	28	$ 24,473	$ 427
Year ended December 31, 2011			
Real estate:			
Construction	4	$ 25,457	$ 6,310
Mortgage - residential	25	8,828	447
Total	29	$ 34,285	$ 6,757

The following table presents by class, loans modified as a TDR within the previous twelve months that subsequently defaulted during the years ended December 31, 2012 and 2011:

	Year Ended December 31,			
	2012		2011	
	Number of Contracts	Recorded Investment (as of period end)	Number of Contracts	Recorded Investment (as of period end)
		(Dollars in thousands)		
Real estate:				
Construction	7	$ 5,949	3	$ 20,287
Mortgage - residential	4	893	18	7,175
Mortgage - commercial	2	5,890	-	-
Total	13	$ 12,732	21	$ 27,462

Credit Quality Indicators

The Company categorizes loans and leases into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans and leases individually by classifying the loans and leases as to credit risk. This analysis includes loans and leases with an outstanding balance greater than $0.5 million or $1.0 million, depending on loan type, and non-homogeneous loans and leases, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans and leases classified as special mention, while still adequately protected by the borrower's capital adequacy and payment capability, exhibit distinct weakening trends and/or elevated levels of exposure to external conditions. If left unchecked or uncorrected, these potential weaknesses may result in deteriorated prospects of repayment. These exposures require management's close attention so as to avoid becoming undue or unwarranted credit exposures.

Substandard. Loans and leases classified as substandard are inadequately protected by the borrower's current financial condition and payment capability or of the collateral pledged, if any. Loans and leases so classified have a well-defined weakness or weaknesses that jeopardize the orderly repayment of debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans and leases classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, its classification as an estimate loss is deferred until its more exact status may be determined.

Loss. Loans and leases classified as loss are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future. Losses are taken in the period in which they surface as uncollectible.

Loans and leases not meeting the criteria above that are analyzed individually as part of the process described above are considered to be pass rated loans and leases. Loans and leases listed as not rated are either less than $0.5 million or are included in groups of homogeneous loan pools. The following table presents by class and credit indicator, the recorded investment in the Company's loans and leases as of December 31, 2012 and 2011:

	Pass	Special Mention	Substandard	Doubtful	Loss	Not Rated	Less: Unearned Income	Total
				(Dollars in thousands)				
December 31, 2012								
Commercial, financial & agricultural	$ 192,298	$ 6,609	$ 7,607	$ -	$ -	$ 39,764	$ 60	$ 246,218
Real estate:								
Construction	39,623	9,635	43,986	-	-	2,996	46	96,194
Mortgage - residential	83,535	1,109	30,896	-	-	919,733	(124)	1,035,397
Mortgage - commercial	563,813	65,114	30,754	-	-	13,825	1,258	672,248
Consumer	10,161	-	129	-	-	133,097	4	143,383
Leases	9,860	274	370	-	-	-	-	10,504
Total	$ 899,290	$ 82,741	$ 113,742	$ -	$ -	$ 1,109,415	$ 1,244	$ 2,203,944
December 31, 2011								
Commercial, financial & agricultural	$ 107,419	$ 6,087	$ 15,389	$ -	$ -	$ 51,676	$ (133)	$ 180,704
Real estate:								
Construction	52,882	18,808	84,716	-	-	4,720	63	161,063
Mortgage - residential	62,314	3,823	55,017	-	-	775,412	467	896,099
Mortgage - commercial	557,494	54,170	58,599	-	-	31,136	1,330	700,069
Consumer	4,659	-	79	-	-	104,072	-	108,810
Leases	16,111	327	1,264	-	-	-	-	17,702
Total	$ 800,879	$ 83,215	$ 215,064	$ -	$ -	$ 967,016	$ 1,727	$ 2,064,447

In accordance with applicable Interagency Guidance issued by our primary bank regulators, we define subprime borrowers as typically having weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments, and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria that may encompass borrowers with incomplete credit histories. Subprime loans are loans to borrowers displaying one or more of these characteristics at the time of origination or purchase. Such loans have a higher risk of default than loans to prime borrowers. At December 31, 2012 and 2011, we did not have any loans that we considered to be subprime.

7. ALLOWANCE FOR LOAN AND LEASE LOSSES

The following table presents by class, the activity in the Allowance for the periods indicated:

	Commercial, financial & agricultural	Real estate			Consumer	Leases	Unallocated	Total
		Construction	Mortgage - residential	Mortgage - commercial				
	(Dollars in thousands)							
Year Ended December 31, 2012								
Beginning balance	$ 6,110	$ 28,630	$ 32,736	$ 47,729	$ 2,335	$ 553	$ 4,000	$ 122,093
Provision (credit) for loan and lease losses	1,042	(22,307)	(2,038)	2,316	547	(445)	2,000	(18,885)
	7,152	6,323	30,698	50,045	2,882	108	6,000	103,208
Charge-offs	(3,779)	(8,435)	(1,664)	(2,033)	(1,490)	(28)	-	(17,429)
Recoveries	1,614	6,622	876	488	1,029	5	-	10,634
Net charge-offs	(2,165)	(1,813)	(788)	(1,545)	(461)	(23)	-	(6,795)
Ending balance	$ 4,987	$ 4,510	$ 29,910	$ 48,500	$ 2,421	$ 85	$ 6,000	$ 96,413
Year Ended December 31, 2011								
Beginning balance	$ 13,426	$ 76,556	$ 31,830	$ 64,308	$ 3,155	$ 1,579	$ 2,000	$ 192,854
Provision (credit) for loan and lease losses	(6,720)	(23,073)	3,569	(15,664)	214	(1,016)	2,000	(40,690)
	6,706	53,483	35,399	48,644	3,369	563	4,000	152,164
Charge-offs	(2,401)	(31,371)	(4,347)	(1,298)	(2,116)	(10)	-	(41,543)
Recoveries	1,805	6,518	1,684	383	1,082	-	-	11,472
Net charge-offs	(596)	(24,853)	(2,663)	(915)	(1,034)	(10)	-	(30,071)
Ending balance	$ 6,110	$ 28,630	$ 32,736	$ 47,729	$ 2,335	$ 553	$ 4,000	$ 122,093
Year Ended December 31, 2010								
Beginning balance	$ 11,026	$ 114,256	$ 23,930	$ 44,308	$ 4,555	$ 1,079	$ 6,125	$ 205,279
Provision (credit) for loan and lease losses	7,529	75,227	27,926	51,977	583	431	(4,125)	159,548
	18,555	189,483	51,856	96,285	5,138	1,510	2,000	364,827
Charge-offs	(7,550)	(126,829)	(21,042)	(41,280)	(3,242)	(19)	-	(199,962)
Recoveries	2,421	13,902	1,016	9,303	1,259	88	-	27,989
Net charge-offs	(5,129)	(112,927)	(20,026)	(31,977)	(1,983)	69	-	(171,973)
Ending balance	$ 13,426	$ 76,556	$ 31,830	$ 64,308	$ 3,155	$ 1,579	$ 2,000	$ 192,854

In accordance with GAAP, loans held for sale and other real estate assets are not included in our assessment of the Allowance.

Changes in the allowance for loan and lease losses for impaired loans (included in the above amounts) were as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Balance, beginning of year	$ 772	$ 19,525	$ 38,353
Provision for loan and lease losses	2,520	333	18,249
Other changes	(281)	(19,086)	(37,077)
Balance, end of year	$ 3,011	$ 772	$ 19,525

The amounts included in other changes above represent net charge-offs and net transfers of allocated allowances for loans and leases that were not classified as impaired for the entire year. At December 31, 2012 and 2011, all impaired loans were measured based on the fair value of the underlying collateral for collateral-dependent loans or at the loan's observable market price.

In determining the amount of our Allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as regulatory requirements and input. If our assumptions prove to be incorrect, our current Allowance may not be sufficient to cover future loan losses and we may experience significant increases to our Provision.

8. SECURITIZATIONS

In prior years, we securitized certain residential mortgage loans with a U.S. Government sponsored entity and continue to service the residential mortgage loans. The servicing assets were recorded at their respective fair values at the time of securitization. The fair value of the servicing assets was determined using a discounted cash flow model based on market value assumptions at the time of securitization and is amortized in proportion to and over the period of net servicing income.

All unsold mortgage-backed securities were categorized as available for sale securities and were therefore recorded at their fair value of $6.3 million and $9.9 million at December 31, 2012 and 2011, respectively. The fair values of these mortgage-backed securities were based on quoted prices of similar instruments in active markets. Unrealized gains of $0.4 million and $0.5 million on unsold mortgage-backed securities were recorded in AOCI at December 31, 2012 and 2011, respectively.

9. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following as of December 31, 2012 and 2011:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Land	$ 9,006	$ 9,006
Office buildings and improvements	91,512	89,846
Furniture, fixtures and equipment	34,980	33,730
	135,498	132,582
Accumulated depreciation and amortization	(86,739)	(81,168)
Net premises and equipment	$ 48,759	$ 51,414

Depreciation and amortization of premises and equipment were charged to the following operating expenses:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Net occupancy	$ 3,723	$ 3,641	$ 3,988
Equipment	2,628	3,083	3,749
Total	$ 6,351	$ 6,724	$ 7,737

10. GOODWILL AND OTHER INTANGIBLE ASSETS

During the first quarter of 2010, we determined than an impairment test on our remaining goodwill was required because of the uncertainty regarding our ability to continue as a going concern at that time combined with the fact that our market capitalization remained depressed. As a result of that impairment test, we determined that the remaining goodwill associated with our Banking Operations reporting unit was impaired and we recorded a non-cash impairment charge of $102.7 million. Since that time, no goodwill remains on our consolidated balance sheet.

Other intangible assets include a core deposit premium and mortgage servicing rights. The following table presents changes in other intangible assets for the periods presented:

	Core Deposit Premium	Mortgage Servicing Rights	Customer Relationships	Non-compete Agreements	Total
			(Dollars in thousands)		
Balance as of December 31, 2010	$ 20,727	$ 22,712	$ 1,050	$ 150	$ 44,639
Additions	-	4,380	-	-	4,380
Amortization	(2,674)	(4,159)	(140)	(60)	(7,033)
Balance as of December 31, 2011	$ 18,053	$ 22,933	$ 910	$ 90	$ 41,986
Additions	-	5,692	-	-	5,692
Amortization	(2,675)	(6,504)	(58)	(25)	(9,262)
Impairment charges	-	-	(852)	(65)	(917)
Balance as of December 31, 2012	$ 15,378	$ 22,121	$ -	$ -	$ 37,499

During the second quarter of 2012, we evaluated the recoverability of the intangible assets related to our customer relationships and non-compete agreements, both of which related to the 2008 asset acquisition of Pacific Islands Financial Management. Upon completion of this review, we determined that the intangible assets related to our customer relationships and non-compete agreements, both of which are associated with our Banking Operations reporting unit, were both fully impaired, and thus, we recorded impairment charges to other operating expense of $852,000 and $65,000, respectively.

The gross carrying value, accumulated amortization and net carrying value related to our other intangible assets are presented below:

	December 31, 2012			December 31, 2011		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
			(Dollars in thousands)			
Core deposit premium	$ 44,642	$ (29,264)	$ 15,378	$ 44,642	$ (26,589)	$ 18,053
Mortgage servicing rights	51,739	(29,618)	22,121	46,047	(23,114)	22,933
Customer relationships	1,400	(1,400)	-	1,400	(490)	910
Non-compete agreements	300	(300)	-	300	(210)	90
Total	$ 98,081	$ (60,582)	$ 37,499	$ 92,389	$ (50,403)	$ 41,986

Based on our other intangible assets held as of December 31, 2012, estimated amortization expense for the next five succeeding fiscal years and all years thereafter are as follows:

	Estimated Amortization Expense		
	Core Deposit Premium	Mortgage Servicing Rights	Total
	(Dollars in thousands)		
2013	$ 2,674	$ 6,290	$ 8,964
2014	2,674	5,532	8,206
2015	2,674	4,940	7,614
2016	2,674	4,426	7,100
2017	2,674	933	3,607
Thereafter	2,008	-	2,008
Total	$ 15,378	$ 22,121	$ 37,499

At December 31, 2012, there were no events or changes in circumstances that would indicate that the assets assigned to our Banking Operations reporting unit, which includes the entire core deposit premium, were not recoverable.

We utilize the amortization method to measure our mortgage servicing rights. Under the amortization method, we amortize our mortgage servicing rights in proportion to and over the period of net servicing income. Income generated as the result of new mortgage servicing rights is reported as gains on sales of loans and totaled $5.7 million, $4.4 million and $6.3 million in 2012, 2011 and 2010, respectively. Amortization of the servicing rights is reported as amortization of other intangible assets in our consolidated statements of operations. Ancillary income is recorded in other income. Mortgage servicing rights are recorded when loans are sold to third-parties with servicing of those loans retained and we classify our entire mortgage servicing rights into one class.

Initial fair value of the servicing right is calculated by a discounted cash flow model prepared by a third party service provider based on market value assumptions at the time of origination and we assess the servicing right for impairment using current market value assumptions at each reporting period. Critical assumptions used in the discounted cash flow model include mortgage prepayment speeds, discount rates, costs to service and ancillary income. Variations in our assumptions could materially affect the estimated fair values. Changes to our assumptions are made when current trends and market data indicate that new trends have developed. Current market value assumptions based on loan product types (fixed rate, adjustable rate and balloon loans) include average discount rates and national prepayment speeds. Many of these assumptions are subjective and require a high level of management judgment. Our mortgage servicing rights portfolio and valuation assumptions are periodically reviewed by management.

Prepayment speeds may be affected by economic factors such as home price appreciation, market interest rates, the availability of other credit products to our borrowers and customer payment patterns. Prepayment speeds include the impact of all borrower prepayments, including full payoffs, additional principal payments and the impact of loans paid off due to foreclosure liquidations. As market interest rates decline, prepayment speeds will generally increase as customers refinance existing mortgages under more favorable interest rate terms. As prepayment speeds increase, anticipated cash flows will generally decline resulting in a potential reduction, or impairment, to the fair value of the capitalized mortgage servicing rights. Alternatively, an increase in market interest rates may cause a decrease in prepayment speeds and therefore an increase in fair value of mortgage servicing rights.

The following table presents the fair market value and key assumptions used in determining the fair market value of our mortgage servicing rights:

	Year Ended December 31,	
	2012	2011
	(Dollars in thousands)	
Fair market value, beginning of period	$ 23,149	$ 23,709
Fair market value, end of period	22,356	23,149
Weighted average discount rate	8.0 %	8.5 %
Weighted average prepayment speed assumption	14.0	14.7

Fair values at December 31, 2012 and 2011 reflected approximately $2.7 billion in loans serviced for others.

11. DERIVATIVES

We utilize various designated and undesignated derivative financial instruments to reduce our exposure to movements in interest rates including interest rate swaps, interest rate lock commitments and forward sale commitments. We measure all derivatives at fair value on our consolidated balance sheet. At each reporting period, we record the derivative instruments in other assets or other liabilities depending on whether the derivatives are in an asset or liability position. For derivative instruments that are designated as hedging instruments, we record the effective portion of the changes in the fair value of the derivative in AOCI, net of tax, until earnings are affected by the variability of cash flows of the hedged transaction. We immediately recognize the portion of the gain or loss in the fair value of the derivative that represents hedge ineffectiveness in current period earnings. For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivative are included in current period earnings.

Interest Rate Lock and Forward Sale Commitments

We enter into interest rate lock commitments on certain mortgage loans that are intended to be sold. To manage interest rate risk on interest rate lock commitments, we also enter into forward loan sale commitments. The interest rate lock and forward loan sale commitments are accounted for as undesignated derivatives and are recorded at their respective fair values in other assets or other liabilities, with changes in fair value recorded in current period earnings. These instruments serve to reduce our exposure to movements in interest rates. At December 31, 2012, we were a party to interest rate lock and forward sale commitments on $67.1 million and $49.2 million of mortgage loans, respectively. At December 31, 2011, we were a party to interest rate lock and forward sale commitments on $69.0 million and $33.8 million of mortgage loans, respectively.

The following table presents the location of all assets and liabilities associated with our derivative instruments within the consolidated balance sheet:

		Asset Derivatives		Liability Derivatives	
Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value at December 31, 2012	Fair Value at December 31, 2011	Fair Value at December 31, 2012	Fair Value at December 31, 2011
		(Dollars in thousands)			
Interest rate contracts	Other assets / other liabilities	$ 303	$ 545	$ 551	$ 443

The following tables present the impact of derivative instruments and their location within the consolidated statements of operations:

Derivatives in Cash Flow Hedging Relationship	Amount of Gain Reclassified from AOCI into Earnings (Effective Portion)	
	(Dollars in thousands)	
Year Ended December 31, 2012		
Interest rate contracts	$	433
Year Ended December 31, 2011		
Interest rate contracts	$	3,236

Amounts reclassified from AOCI into income are included in interest income in the consolidated statements of operations. The ineffective portion has been recognized as other operating income in the consolidated statements of operations.

Derivatives not in Cash Flow Hedging Relationship	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives	
	(Dollars in thousands)		
Year Ended December 31, 2012			
Interest rate contracts	Other operating income	$	(350)
Year Ended December 31, 2011			
Interest rate contracts	Other operating income	$	401

12. DEPOSITS

Time deposits of $100,000 or more totaled $674.1 million and $657.3 million at December 31, 2012 and 2011, respectively.

Interest expense on certificates of deposits of $100,000 or more totaled $1.8 million, $3.2 million and $6.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Maturities of time deposits of $100,000 or more as of December 31, 2012 were as follows (in thousands):

Three months or less	$	322,959
Over three through six months		204,140
Over six through twelve months		86,618
2014		24,119
2015		26,547
2016		2,496
2017		7,236
Thereafter		-
Total	$	674,115

At December 31, 2012 and 2011, overdrawn deposit accounts totaling $0.8 million and $0.7 million, respectively, have been reclassified as loans on the consolidated balance sheets.

13. SHORT-TERM BORROWINGS

Securities sold under agreements to repurchase with a weighted average contractual maturity of 365 days or less are treated as financings, and the obligations to repurchase the identical securities sold are reflected as a liability with the dollar amount of securities underlying the agreements remaining in the asset accounts. The underlying securities are held in a custodial account subject to our control. At December 31, 2012 and 2011, we had no securities sold under agreements to repurchase.

At December 31, 2012, we had no other short-term borrowings. At December 31, 2011, other short-term borrowings consist of overdraft balances in due from bank accounts.

At December 31, 2012 and 2011, our bank had additional unused borrowings available at the Federal Reserve discount window of $24.9 million and $31.0 million, respectively. As of December 31, 2012 and 2011, certain commercial real estate and commercial loans totaling $41.7 million and $52.4 million, respectively, were pledged as collateral on our line of credit with the Federal Reserve discount window. The Federal Reserve does not have the right to sell or repledge these loans. In September 2011, the bank was upgraded from the Federal Reserve's secondary credit facility to the primary credit facility, and regained its eligibility for the Borrower-in-Custody program. As of December 31, 2012, the bank continues to have access to the primary credit facility and remains eligible for the Borrower-in-Custody program.

Interest expense on short-term borrowings were nil, $0.2 million and $1.1 million in 2012, 2011 and 2010, respectively.

A summary of our short-term borrowings as of December 31, 2012, 2011 and 2010 is as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Securities sold under agreements to repurchase			
Amount outstanding at December 31	$ -	$ -	$ -
Average amount outstanding during year	-	-	52,214
Highest month-end balance during year	-	-	236,669
Weighted average interest rate on balances outstanding at December 31	-	-	-
Weighted average interest rate during year	-	-	0.21%
Other short-term borrowings			
Amount outstanding at December 31	$ -	$ 34	$ 202,480
Average amount outstanding during year	11	35,809	167,608
Highest month-end balance during year	-	201,962	202,480
Weighted average interest rate on balances outstanding at December 31	0.00%	0.00%	0.58%
Weighted average interest rate during year	0.70%	0.57%	0.64%

14. LONG-TERM DEBT

Long-term debt, which is based on original maturity, consisted of the following at December 31, 2012 and 2011:

	December 31,	
	2012	2011
	(Dollars in thousands)	
FHLB advances	$ 32	$ 50,049
Subordinated debentures	108,249	108,249
	$ 108,281	$ 158,298

FHLB Advances

FHLB advances outstanding at December 31, 2012 and 2011 carried weighted average interest rates of 8.22% and 0.65%, respectively. FHLB advances outstanding at December 31, 2012 were secured by unencumbered investment securities with a fair value of $120.5 million and certain real estate loans totaling $1.09 billion in accordance with the collateral provisions of the Advances, Security and Deposit Agreement with the FHLB. At December 31, 2012, our bank had additional unused FHLB advances available of approximately $838.0 million. Interest expense on FHLB advances were $14 thousand, $5.7 million and $17.0 million in 2012, 2011 and 2010, respectively.

At December 31, 2012, there were no putable FHLB advances outstanding.

In September 2011, the bank prepaid long-term FHLB advances with a weighted average interest rate of 4.36% totaling $120.5 million and, as a result, recognized a charge of $6.2 million on the early extinguishment of this debt.

A similar balance sheet repositioning was completed in December 2010, in which the bank prepaid long-term FHLB advances with a weighted average interest rate of 4.78% totaling $106.7 million and, as a result, recognized a charge of $5.7 million on the early extinguishment of this debt.

In February 2009, the bank's collateral arrangement with the FHLB converted from a blanket pledge arrangement to a physical possession arrangement whereby the bank was required to deliver loan documents to the FHLB for the collateral securing advances. In September 2011, the FHLB upgraded the bank from a physical possession collateral arrangement to a listing arrangement. Under a listing arrangement, the bank maintains custody of the loan collateral documentation and is required to submit a monthly file listing loans pledged with certain data fields. At December 31, 2012, there was no maximum borrowing term limit and the bank has a credit line of 20% of total assets.

Subordinated Debentures

In March 2003, we created a wholly-owned statutory trust, CPB Capital Trust I ("Trust I"). Trust I issued $15.0 million in trust preferred securities. The Trust I trust preferred securities bear an interest rate of three-month LIBOR plus 3.25%, and mature on April 7, 2033. The principal assets of Trust I are $15.5 million of the Company's subordinated debentures with an identical interest rate and maturity as the Trust I trust preferred securities. Trust I issued $0.5 million of common securities to the Company.

In October 2003, we created two wholly-owned statutory trusts, CPB Capital Trust II ("Trust II") and CPB Statutory Trust III ("Trust III"). Trust II issued $20.0 million in trust preferred securities bearing an interest rate of three-month LIBOR plus 2.85% and maturing on October 7, 2033. The principal assets of Trust II are $20.6 million of the Company's subordinated debentures with an identical interest rate and maturity as the Trust II trust preferred securities. Trust II issued $0.6 million of common securities to the Company.

Trust III issued $20.0 million in trust preferred securities bearing an interest rate of three-month LIBOR plus 2.85% and maturing on December 17, 2033. The principal assets of Trust III are $20.6 million of the Company's subordinated debentures with an identical interest rate and maturity as the Trust III trust preferred securities. Trust III issued $0.6 million of common securities to the Company.

In September 2004, we created a wholly-owned statutory trust, CPB Capital Trust IV ("Trust IV"). Trust IV issued $30.0 million in trust preferred securities bearing an interest rate of three-month LIBOR plus 2.45% and maturing on December 15, 2034. The principal assets of Trust IV are $30.9 million of the Company's subordinated debentures with an identical interest rate and maturity as the Trust IV trust preferred securities. Trust IV issued $0.9 million of common securities to the Company.

In December 2004, we created a wholly-owned statutory trust, CPB Statutory Trust V ("Trust V"). Trust V issued $20.0 million in trust preferred securities bearing an interest rate of three-month LIBOR plus 1.87% and maturing on December 15, 2034. The principal assets of Trust V are $20.6 million of the Company's subordinated debentures with an identical interest rate and maturity as the Trust V trust preferred securities. Trust V issued $0.6 million of common securities to the Company.

The trust preferred securities, the subordinated debentures that are the assets of Trusts I, II, III, IV and V and the common securities issued by Trusts I, II, III, IV and V are redeemable in whole or in part on any January 7, April 7, July 7, or October 7 on or after April 7, 2008 for Trust I, on or after October 7, 2008 for Trusts II and III, and on or after December 15, 2009 for Trust IV and V, or at any time in whole but not in part within 90 days following the occurrence of certain events. Our obligations with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of each trust's obligations with respect to its trust preferred securities. Subject to certain exceptions and limitations, we may elect from time to time to defer interest payments on the subordinated debentures, which would result in a deferral of distribution payments on the related trust preferred securities, for up to 20 consecutive quarterly periods without default or penalty.

On August 20, 2009, we began deferring regularly scheduled interest payments on our outstanding junior subordinated debentures relating to our trust preferred securities. The terms of the junior subordinated debentures and the trust documents allow us to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. During the deferral period, which currently stands at 14 consecutive quarters, the respective trusts will likewise suspend the declaration and payment of dividends on the trust preferred securities. Also during the deferral period, we may not, among other things and with limited exceptions, pay cash dividends on or repurchase our common stock or preferred stock or make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. During the deferral period, we will continue to accrue, and reflect in our consolidated financial statements, the deferred interest payments on our junior subordinated debentures. Accrued interest on our outstanding junior subordinated debentures relating to our trust preferred securities was $12.2 million and $8.5 million at December 31, 2012 and 2011, respectively.

On February 25, 2013, the Company notified the trustees for its various outstanding trust preferred securities that it intends to pay all deferred interest on its subordinated debentures and related dividend payments on its trust preferred securities and will resume quarterly payments as of the next, respective interest payment due date for each outstanding trust.

At December 31, 2012, future principal payments on long-term debt based on final maturity are as follows (in thousands):

Year ending December 31:	
2013	$ 20
2014	12
2015	-
2016	-
2017	-
Thereafter	108,249
Total	$ 108,281

15. EQUITY

As further discussed in Notes 1 and 3, we completed a number of significant transactions as part of our recapitalization, including:

- On February 2, 2011, we effected the Reverse Stock Split.
- On February 18, 2011, we completed the Private Placement with investments from (1) affiliates of each of The Carlyle Group ("Carlyle") and Anchorage Capital Group, L.L.C. (together with Carlyle, the "Lead Investors") pursuant to investment agreements with each of the Lead Investors and (2) various other investors, including certain of our directors and officers, pursuant to subscription agreements with each of such investors.
- Concurrently with the closing of the Private Placement, we completed the TARP Exchange whereby 135,000 shares of our TARP Preferred Stock, no par value per share and liquidation preference $1,000 per share, held by the Treasury, and accrued and unpaid dividends thereon were exchanged for 5,620,117 common shares. We also amended the warrant held by the Treasury (the "Amended TARP Warrant") to, among other things, reduce the exercise price from $255.40 per share to $10 per share. The warrant grants the Treasury the right to purchase 79,288 common shares, subject to adjustment.
- On May 6, 2011, we completed the Rights Offering which allowed shareholders of record as of the close of business on February 17, 2011 or their transferees to purchase newly issued common shares at $10 per share.

The TARP Exchange resulted in a non-cash increase in net income available to common shareholders of $85.1 million as the book value of the preferred stock plus accrued and unpaid dividends was greater than the estimated fair value of the common stock issued to the Treasury of $56.2 million and the fair value of the Amended TARP Warrant at the time of the TARP Exchange. This accounting treatment had no effect on our total shareholders' equity or our regulatory capital position.

In addition to adjusting the exercise price of the Amended TARP Warrant, its terms were revised to include a "down-round" provision allowing for the future adjustment to the exercise price for any subsequent issuances of common stock by the Company. Subject to certain exceptions, if the Company subsequently issues common stock, or rights or shares convertible into common stock, at a per share price lower than the $10 exercise price of the warrant, the exercise price of the warrant will be reduced to the per share common stock amount received in connection with the issuance and the number of shares of common stock subject to the warrant will be increased. This provision resulted in the warrant being carried as a derivative liability as compared to a common stock equivalent for balance sheet purposes as it possesses the characteristics of a freestanding derivative financial instrument as defined by Accounting Standards Codification ("ASC") 815-10-15-83, *Accounting for Derivatives and Hedging,* and similar to the example illustrated in ASC 815-40-55-33 and -34. As a derivative liability, the warrant is carried at fair value, with subsequent remeasurements recorded through the current period's earnings. The initial value attributed to the warrant was $1.7 million, with the fair value estimated using the Black-Scholes options pricing model, with the following assumptions: 67% volatility, a risk-free rate of 3.59%, a yield of 1.45% and an estimated life of 10 years. From February 18, 2011 through December 31, 2012, this instrument's estimated fair value decreased, which resulted in the recognition of $1.0 million recorded in other noninterest income during the year ended December 31, 2011, and a $0.1 million charge to other noninterest expense in 2012.

On June 22, 2011, the Treasury completed a public underwritten offering of 2,850,000 shares of our common stock it received in the TARP Exchange. On April 4, 2012, the Treasury completed another public underwritten offering of its remaining 2,770,117 shares of our common stock it received in the TARP Exchange. The Company did not receive any proceeds from either of these offerings. The Treasury continues to hold the above mentioned warrant to purchase 79,288 shares of our common stock but no longer holds any of our common stock.

We have generated considerable tax benefits, including net operating loss carry-forwards and federal and state tax credits. Our use of the tax benefits in the future would be significantly limited if we experience an "ownership change" for U.S. federal income tax purposes. In general, an "ownership change" will occur if there is a cumulative increase in the Company's ownership by "5-percent shareholders" (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

On November 23, 2010, our board declared a dividend of preferred share purchase rights ("Rights") in respect to our common stock which were issued pursuant to a Tax Benefits Preservation Plan, dated as of November 23, 2010 (the "Tax Benefits Preservation Plan"), between the Company and Wells Fargo Bank, National Association, as rights agent. Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/10,000th of a share of our Junior Participating Preferred Stock, Series C, no par value, for $6.00, subject to adjustment. The Tax Benefits Preservation Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person from becoming a beneficial owner of 4.99% or more of our common stock (a "Threshold Holder"). Adoption of the Tax Benefits Preservation Plan was required by our agreements with the Lead Investors.

To further protect our tax benefits, on January 26, 2011, our board approved an amendment to our restated articles of incorporation to restrict transfers of our stock if the effect of an attempted transfer would cause the transferee to become a Threshold Holder or to cause the beneficial ownership of a Threshold Holder to increase (the "Protective Charter Amendment"). At our annual meeting of shareholders on April 27, 2011, we proposed the amendment which shareholders approved. There is no guarantee, however, that the Tax Benefits Preservation Plan or the Protective Charter Amendment will prevent the Company from experiencing an ownership change.

In 2009, our Board of Directors suspended the payment of all cash dividends on our common stock. Our ability to pay dividends with respect to common stock is restricted until our obligations under our trust preferred securities are brought current. Additionally, our ability to pay dividends depends on our ability to obtain dividends from our bank. As a Hawaii state-chartered bank, Central Pacific Bank may only pay dividends to the extent it has retained earnings as defined under Hawaii banking law ("Statutory Retained Earnings"), which differs from GAAP retained earnings. As of December 31, 2012, the bank had Statutory Retained Earnings of $96.5 million. In light of the Company's improved capital position and financial condition, our Board of Directors is currently evaluating a variety of alternatives to strategically manage the Company's capital levels, including the Company's prospects and ability to pay cash dividends to our stockholders commencing in 2013. Any decision to pay dividends or otherwise take any action with respect to our capital position, is subject to the discretion of our Board of Directors as well as any applicable regulatory and contractual limitations.

In January 2008, our Board of Directors authorized the repurchase and retirement of up to 60,000 shares of the Company's common stock (the "2008 Repurchase Plan"). Repurchases under the 2008 Repurchase Plan may be made from time to time on the open market or in privately negotiated transactions. There were no repurchases of common stock during 2012. Although a total of 55,000 shares remained available for repurchase under the 2008 Repurchase Plan at December 31, 2012, the Company is not currently permitted to make any repurchases under the terms of the junior subordinated debentures related to the trust preferred securities as a result of the deferral of interest thereon.

On February 25, 2013, the Company notified the trustees for its various outstanding trust preferred securities that it intends to pay all deferred interest on its subordinated debentures and related dividend payments on its trust preferred securities and will resume quarterly payments as of the next, respective interest payment due date for each outstanding trust.

16. SHARE-BASED COMPENSATION

In accordance with ASC 718, compensation expense is recognized only for those shares expected to vest, based on the Company's historical experience and future expectations. The following table summarizes the effects of share-based compensation to options and awards granted under the Company's equity incentive plans for each of the periods presented:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Salaries and employee benefits	$ 4,432	$ 2,409	$ 319
Directors stock awards	90	153	55
Legal and professional services	59	55	-
Net share-based compensation effect	$ 4,581	$ 2,617	$ 374

The Company's share-based compensation arrangements are described below:

Stock Option Plans

We have adopted stock option plans for the purpose of granting options to purchase the Company's common stock to directors, officers and other key individuals. Option awards are generally granted with an exercise price equal to the market price of the Company's common stock at the date of grant; those option awards generally vest based on three or five years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the stock option plans below). We have historically issued new shares of common stock upon exercises of stock options and purchases of restricted awards.

In February 1997, we adopted the 1997 Stock Option Plan ("1997 Plan") basically as a continuance of the 1986 Stock Option Plan. In April 1997, our shareholders approved the 1997 Plan, which provided 2,000,000 shares of the Company's common stock for grants to employees as qualified incentive stock options and to directors as nonqualified stock options.

In September 2004, we adopted and our shareholders approved the 2004 Stock Compensation Plan ("2004 Plan") making available 1,500,000 shares for grants to employees and directors. Upon adoption of the 2004 Plan, all unissued shares from the 1997 Plan were frozen and no new options will be granted under the 1997 Plan. Optionees may exercise outstanding options granted pursuant to the 1997 Plan until the expiration of the respective options in accordance with the original terms of the 1997 Plan. In May 2007, the 2004 Plan was amended to increase the number of shares available for grant by an additional 1,000,000 shares. In April 2011, the 2004 Plan was amended to increase the number of shares authorized from 1,402,589 to 4,944,831. To satisfy share issuances pursuant to the share-based compensation programs, we issue new shares from the 2004 Plan.

At December 31, 2012, 2011 and 2010, a total of 1,604,198, 2,539,341 and 57,758 shares, respectively, were available for future grants.

The fair value of each option award is estimated on the date of grant based on the following:

Valuation and amortization method—We estimate the fair value of stock options granted using the Black-

Scholes option pricing formula and a single option award approach. We use historical data to estimate option exercise and employee termination activity within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected life—The expected life of options represents the period of time that options granted are expected to be outstanding.

Expected volatility—Expected volatilities are based on the historical volatility of the Company's common stock.

Risk-free interest rate—The risk-free interest rate for periods within the contractual life of the option is based on the Treasury yield curve in effect at the time of grant.

Expected dividend—The expected dividend assumption is based on our current expectations about its anticipated dividend policy.

Stock Option Activity

The fair value of the Company's stock options granted to employees was estimated using the following weighted-average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Expected volatility	77.2 %	- %	- %
Risk free interest rate	1.8 %	- %	- %
Expected dividends	1.0 %	- %	- %
Expected life (in years)	8.0	-	-
Weighted average fair value	$ 9.65	$ -	$ -

No stock options were granted during 2011 and 2010.

The following is a summary of option activity for our stock option plans for the year ended December 31, 2012:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	40,166	$ 428.16		
Changes during the year:				
Granted	319,615	14.33		
Expired	(8,105)	180.49		
Forfeited	(36,307)	14.31		
Outstanding at December 31, 2012	315,369	62.77	8.7	$ 356
Vested and expected to vest at December 31, 2012	283,373	68.24	8.6	315
Exercisable at December 31, 2012	32,061	490.77	2.8	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying option awards and the quoted price of the Company's common stock for the options that were in-the-money at December 31, 2012. During the years ended December 31, 2012, 2011 and 2010, no stock options were exercised.

As of December 31, 2012, the total compensation cost that was not yet recognized related to stock options granted to employees under our stock option plans was approximately $2.3 million, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted-average period of 3.9 years and will be adjusted for subsequent changes in estimated forfeitures. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $14 thousand, $17 thousand and $0.2 million, respectively.

Restricted Stock Awards and Units

Under the 1997 and 2004 Plans, we awarded restricted stock awards and units to our non-officer directors and certain senior management personnel. The awards typically vest over a three or five year period. Compensation expense is measured as the market price of the stock awards on the grant date, and is recognized over the specified vesting periods.

The table below presents the activity of restricted stock awards and units for the year ended December 31, 2012:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	1,015,304	$ 14.86
Changes during the year:		
Granted	365,626	14.39
Forfeited	(84,073)	14.25
Vested	(198,051)	15.66
Nonvested at December 31, 2012	1,098,806	14.61
Vested and expected to vest at December 31, 2012	1,098,806	14.61

As of December 31, 2012, there was $12.6 million of total unrecognized compensation cost related to restricted stock awards and units that is expected to be recognized over a weighted-average period of 3.5 years.

17. PENSION PLANS

Defined Benefit Retirement Plan

The bank has a defined benefit retirement plan that covered substantially all of its employees who were employed during the period that the plan was in effect. The plan was initially curtailed in 1986, and accordingly, plan benefits were fixed as of that date. Effective January 1, 1991, the bank reactivated its defined benefit retirement plan. As a result of the reactivation, employees for whom benefits were fixed in 1986 began to accrue additional benefits under a new formula that became effective January 1, 1991. Employees who were not participants at curtailment, but who were subsequently eligible to join, became participants effective January 1, 1991. Under the reactivated plan, benefits are based upon the employees' years of service and their highest average annual salaries in a 60-consecutive-month period of service, reduced by benefits provided from the bank's terminated money purchase pension plan. The reactivation of the defined benefit retirement plan resulted in an increase of $5.9 million in the unrecognized prior service cost, which was amortized over a period of 13 years. Effective December 31, 2002, the bank curtailed its defined benefit retirement plan, and accordingly, plan benefits were fixed as of that date.

The following tables set forth information pertaining to the defined benefit retirement plan:

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Change in benefit obligation		
Benefit obligation at January 1	$ 34,091	$ 33,633
Interest cost	1,585	1,668
Actuarial loss	2,923	1,014
Benefits paid	(2,460)	(2,224)
Benefit obligation at December 31	36,139	34,091
Change in plan assets		
Fair value of assets at January 1	22,559	23,220
Actual return on plan assets	2,235	168
Employer contributions	1,446	1,395
Benefits paid	(2,460)	(2,224)
Fair value of assets at December 31	23,780	22,559
Funded status	$ (12,359)	$ (11,532)
Amounts recognized in the consolidated balance sheets		
Accrued benefit liability	$ (12,359)	$ (11,532)
Components of accumulated other comprehensive income:		
Unrecognized net actuarial loss	(19,205)	(19,111)
Net amount recognized	$ 6,846	$ 7,579
Benefit obligation actuarial assumptions		
Weighted average discount rate	4.0%	4.8%

	Year Ended December 31, 2012	2011	2010
	(Dollars in thousands)		
Components of net periodic cost			
Interest cost	$ 1,585	$ 1,668	$ 1,790
Expected return on plan assets	(1,791)	(1,821)	(1,710)
Recognized net loss	2,385	2,263	1,962
Net periodic cost	2,179	2,110	2,042
Other changes in plan assets and benefit obligations recognized in other comprehensive income			
Net loss	(93)	(404)	(414)
Total recognized in other comprehensive income	(93)	(404)	(414)
Total recognized in net periodic cost and other comprehensive income	$ 2,272	$ 2,514	$ 2,456
Net periodic cost actuarial assumptions			
Weighted average discount rate	4.8%	5.1%	5.9%
Expected long-term rate of return on plan assets	8.0%	8.0%	8.0%

The unrecognized net actuarial loss included in AOCI expected to be recognized in net periodic pension cost during 2013 is approximately $2.4 million.

The long-term rate of return on plan assets reflects the weighted-average long-term rates of return for the various categories of investments held in the plan. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the plan investments.

The defined benefit retirement plan assets consist primarily of equity and debt securities. Our asset allocations by asset category were as follows:

	December 31,	
	2012	2011
Equity securities	65 %	62 %
Debt securities	32	32
Other	3	6
Total	100 %	100 %

Equity securities included the Company's common stock in the amounts of $59 thousand and $49 thousand at December 31, 2012 and 2011, respectively.

Our investment strategy for the defined benefit retirement plan is to maximize the long-term rate of return on plan assets while maintaining an acceptable level of risk. The investment policy establishes a target allocation for each asset class that is reviewed periodically and rebalanced when considered appropriate.

The fair values of the defined benefit retirement plan as of December 31, 2012 and 2011 by asset category were as follows:

	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)		
December 31, 2012				
Money market accounts	$ 1,022	$ -	$ -	$ 1,022
Mutual funds	9,524	-	-	9,524
Government obligations	-	3,317	-	3,317
Common stocks	6,213	-	-	6,213
Preferred stocks	279	-	-	279
Corporate bonds and debentures	-	3,425	-	3,425
	$ 17,038	$ 6,742	$ -	$ 23,780
December 31, 2011				
Money market accounts	$ 1,869	$ -	$ -	$ 1,869
Mutual funds	439	-	-	439
Government obligations	-	3,264	-	3,264
Common stocks	5,376	-	-	5,376
Exchange traded funds	8,494	-	-	8,494
Preferred stocks	226	-	-	226
Corporate bonds and debentures	-	2,891	-	2,891
	$ 16,404	$ 6,155	$ -	$ 22,559

We expect to contribute approximately $1.7 million to our defined benefit retirement plan in 2013.

Estimated future benefit payments are as follows (in thousands):

Year ending December 31:		
2013	$	2,342
2014		2,372
2015		2,360
2016		2,384
2017		2,362
2018-2022		11,518
Total	$	23,338

Supplemental Executive Retirement Plans

In 1995, 2001, 2004 and 2006, our bank established Supplemental Executive Retirement Plans ("SERP") that provide certain officers of the Company with supplemental retirement benefits. On December 31, 2002, the 1995 and 2001 SERP were curtailed. In conjunction with the merger with CB Bancshares, Inc. ("CBBI"), we assumed CBBI's SERP obligation.

The following tables set forth information pertaining to the SERP:

	December 31,			
	2012		2011	
	(Dollars in thousands)			
Change in benefit obligation				
Benefit obligation at January 1	$	8,558	$	7,755
Interest cost		426		412
Actuarial loss		1,175		606
Benefits paid		(215)		(215)
Benefit obligation at December 31		9,944		8,558
Change in plan assets				
Fair value of assets at January 1		-		-
Employer contributions		215		215
Benefits paid		(215)		(215)
Fair value of assets at December 31		-		-
Funded status	$	(9,944)	$	(8,558)
Amounts recognized in the consolidated balance sheets				
Accrued benefit liability	$	(9,944)	$	(8,558)
Components of accumulated other comprehensive income:				
Unrecognized transition obligation		(181)		(198)
Unamortized prior service cost		(137)		(154)
Unrecognized net actuarial loss		(1,482)		(304)
Net amount recognized	$	(8,144)	$	(7,902)
Benefit obligation actuarial assumptions				
Weighted average discount rate		4.2%		5.0%
Weighted average rate of compensation increase		5.0%		5.0%

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Components of net periodic cost			
Service cost	$ -	$ -	$ 42
Interest cost	426	412	435
Amortization of unrecognized transition obligation	17	17	17
Recognized prior service cost	18	18	17
Recognized net gain	(4)	(17)	(29)
Net periodic cost	457	430	482
Other changes in plan assets and benefit obligations recognized in other comprehensive income			
Net loss	(1,179)	(624)	(307)
Amortization of prior service cost	17	18	17
Amortization of transition obligation	17	18	17
Total recognized in other comprehensive income	(1,145)	(588)	(273)
Total recognized in net periodic cost and other comprehensive income	$ 1,602	$ 1,018	$ 755
Net periodic cost actuarial assumptions			
Weighted average discount rate	5.0%	5.0%	6.1%
Weighted average rate of compensation increase	5.0%	5.0%	5.0%

The estimated amortization of components included in AOCI that will be recognized into net periodic cost for 2013 is as follows (in thousands):

Amortization of transition obligation	$ 17
Amortization of prior service cost	18
Amortization of net actuarial gain	71

The SERP holds no plan assets other than employer contributions that are paid as benefits during the year. We expect to contribute $0.2 million to the SERP in 2013.

Estimated future benefit payments reflecting expected future service for the SERP are as follows (in thousands):

Year ending December 31:	
2013	$ 215
2014	211
2015	208
2016	223
2017	413
2018-2022	2,109
Total	$ 3,379

18. 401(K) RETIREMENT SAVINGS PLAN

We maintain a 401(k) Retirement Savings Plan ("Retirement Savings Plan") that covers substantially all employees of the Company. The Retirement Savings Plan allows employees to direct their own investments among a selection of investment alternatives and is funded by employee elective deferrals, employer matching contributions and employer profit sharing contributions.

We match 100% of an employee's elective deferrals, up to 4% of the employee's pay each pay period. Our employer matching contributions to the Retirement Savings Plan totaled $1.6 million, $1.4 million and $1.4 million in 2012, 2011 and 2010, respectively.

We also have the option of making discretionary profit sharing contributions into the Retirement Savings Plan. Our Board of Directors has sole discretion in determining the annual profit sharing contribution, subject to limitations of the Internal Revenue Code. We did not make any profit sharing contributions in 2012, 2011 and 2010.

19. OPERATING LEASES

We lease certain properties and equipment with lease terms expiring through 2038. In most instances, the property leases provide for the renegotiation of rental terms at fixed intervals, and generally contain renewal options for periods ranging from five to 15 years.

Net rent expense for all operating leases for the years ended December 31, 2012, 2011 and 2010 is summarized as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Rent expense charged to net occupancy	$ 10,053	$ 10,286	$ 10,195
Less sublease income	(25)	(74)	(92)
Net rent expense charged to net occupancy	10,028	10,212	10,103
Rent expense charged to equipment expense	104	162	191
Total net rent expense	$ 10,132	$ 10,374	$ 10,294

The following is a schedule of future minimum rental commitments for all noncancellable operating leases that had initial lease terms in excess of one year at December 31, 2012 (in thousands):

Year ending December 31:	
2013	$ 7,868
2014	7,145
2015	5,998
2016	5,000
2017	4,302
Thereafter	25,718
Total	$ 56,031

In addition, the Company, as lessor, leases certain properties that it owns. The following is a schedule of future minimum rental income for those noncancellable operating leases that had initial lease terms in excess of one year at December 31, 2012 (in thousands):

Year ending December 31:	
2013	$ 3,149
2014	2,489
2015	1,774
2016	877
2017	338
Thereafter	49
Total	$ 8,676

In instances where the lease calls for a renegotiation of rental payments, the lease rental payment in effect prior to renegotiation was used throughout the remaining lease term.

20. INCOME AND FRANCHISE TAXES

Components of income tax benefit for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Current	Deferred	Total
		(Dollars in thousands)	
Year ended December 31, 2012			
Federal	$ -	$ -	$ -
State	-	-	-
Total	$ -	$ -	$ -
Year ended December 31, 2011			
Federal	$ -	$ -	$ -
State	-	-	-
Total	$ -	$ -	$ -
Year ended December 31, 2010			
Federal	$ -	$ -	$ -
State	-	-	-
Total	$ -	$ -	$ -

Income tax expense for the periods presented differed from the "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 35% to income (loss) before income taxes) for the following reasons:

	Year Ended December 31,		
	2012	2011	2010
		(Dollars in thousands)	
Computed "expected" tax expense (benefit)	$ 16,598	$ 12,802	$ (87,834)
Increase (decrease) in taxes resulting from:			
Goodwill impairment (not deductible for tax purposes)	-	-	35,941
Tax-exempt interest	(820)	(273)	(420)
Other tax-exempt income	(976)	(1,441)	(1,669)
Low-income housing and energy tax credits	(1,607)	(1,678)	(8,023)
State income taxes, net of Federal income tax effect, excluding impact of deferred tax valuation allowance	2,540	546	(8,724)
Change in the beginning-of-the-year balance of the valuation allowance for deferred tax assets allocated to income tax expense	(15,862)	(9,870)	70,506
Other	127	(86)	223
Total	$ -	$ -	$ -

At December 31, 2012, current Federal income taxes payable was $9 thousand. At December 31, 2011, current Federal income taxes receivable was $46 thousand. Current state income taxes receivable was $1.8 million and $2.3 million at December 31, 2012 and 2011, respectively.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Deferred tax assets		
Allowance for loan and lease losses	$ 33,418	$ 42,589
Accrued expenses	6,727	5,417
Employee retirement benefits	8,952	8,439
Federal and state tax credit carryforwards	35,305	34,616
Investment write-downs and write-offs	3,051	3,021
Interest on nonaccrual loans	4,047	5,703
Federal and state net operating loss carryforwards	86,339	98,409
Other	26,289	25,213
Total deferred tax assets	$ 204,128	$ 223,407
Deferred tax liabilities		
Intangible assets	$ 14,962	$ 16,308
FHLB stock dividends received	12,345	12,345
Net unrealized gain on derivatives recognized through AOCI	1,786	1,959
Leases	3,599	4,494
Deferred gain on curtailed retirement plan	3,339	3,339
Liability on utilization of state tax credits	7,475	7,851
Other	13,123	14,851
Total deferred tax liabilities	$ 56,629	$ 61,147
Deferred tax valuation allowance	$ 147,499	$ 162,260
Net deferred tax assets	$ -	$ -

The valuation allowance for deferred tax assets as of December 31, 2012 and 2011 was $147.5 million and $162.3 million, respectively. The net change in the total valuation allowance was a decrease of $14.8 million and $16.6 million in 2012 and 2011, respectively. Of the total decrease in the valuation allowance in 2012, $15.9 million was recognized as income tax benefit and $1.1 million was charged against AOCI, compared to $9.9 million recognized as income tax benefit and a $6.7 million benefit for AOCI in 2011.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Based upon the Company's cumulative three year loss position and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will be unable to realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period change.

At December 31, 2012, the Company had net operating loss carryforwards for Federal income tax purposes of $197.1 million, which are available to offset future Federal taxable income, if any, through 2030. At December 31, 2012, the Company had net operating loss carryforwards for Hawaii and California state income tax purposes of $193.5 million and $40.4 million, respectively, which are available to offset future state taxable income through 2030 for Hawaii and 2031 for California. In addition, we have state tax credit carryforwards of $22.9 million that do not expire, and federal tax credit carryforwards of $12.4 million, of which $10.4 million expire in 20 years, and $2.0 million do not expire.

As further described in Note 15, to help protect the Company's tax benefits, the Company implemented the Tax Benefits Preservation Plan on November 23, 2011 and the Protective Charter Amendment on January 26, 2011.

At December 31, 2012, we have no unrecognized tax benefits that, if recognized would favorably affect the effective income tax rate in future periods. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

We are subject to U.S. Federal income tax as well as income tax of multiple state jurisdictions. Taxable years through 2008 are closed.

21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of AOCI, net of taxes, for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Unrealized holding gains on available for sale investment securities	$ 22,740	$ 24,011	$ 2,985
Unrealized holding losses on derivatives	(10,993)	(10,559)	(7,324)
Pension liability adjustments	(12,577)	(11,288)	(10,226)
Accumulated other comprehensive income (loss), net of tax	$ (830)	$ 2,164	$ (14,565)

Changes in AOCI, net of taxes, for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Available for sale securities:			
Change in unrealized gain/loss during the period	$ (2,653)	$ 22,190	$ (5,357)
Reclassification adjustment for gain/loss included in net income	1,382	(1,164)	2,391
Change in accumulated gain/loss on effective cash flow hedging derivatives	(434)	(3,235)	(7,377)
Change in the net actuarial gain/loss on defined benefit post-retirement benefit plans	(1,289)	(1,062)	(711)
Change in accumulated other comprehensive income	$ (2,994)	$ 16,729	$ (11,054)

22. EARNINGS (LOSS) PER SHARE

The table below presents the information used to compute basic and diluted earnings (loss) per share for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Net income (loss)	$ 47,421	$ 36,571	$(250,953)
Preferred stock dividends, accretion of discount and conversion of preferred stock to common stock	-	(83,897)	8,432
Net income (loss) available to common shareholders	$ 47,421	$ 120,468	$(259,385)
Weighted average shares outstanding - basic	41,720	35,891	1,516
Dilutive effect of employee stock options and awards	278	415	-
Dilutive effect of deferred salary restricted stock units	64	16	-
Dilutive effect of Treasury warrants	22	20	-
Weighted average shares outstanding - diluted	42,084	36,342	1,516
Basic earnings (loss) per share	$ 1.14	$ 3.36	$ (171.13)
Diluted earnings (loss) per share	$ 1.13	$ 3.31	$ (171.13)

A total of 316,188, 40,166 and 128,677 potentially dilutive securities have been excluded from the dilutive share calculation for the year ended December 31, 2012, 2011 and 2010, respectively, as their effect was antidilutive.

23. CONTINGENT LIABILITIES AND OTHER COMMITMENTS

The Company and its subsidiaries are involved in legal actions arising in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate disposition of those matters will not have a material adverse effect on our consolidated financial statements.

In the normal course of business there are outstanding contingent liabilities and other commitments such as unused letters of credit, items held for collections and unsold traveler's checks, which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material losses as a result of these transactions.

24. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees written, forward foreign exchange contracts, and interest rate contracts. Those instruments involve, to varying degrees, elements of credit, interest rate and foreign exchange risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. For forward foreign exchange contracts and interest rate contracts, the contract amounts do not represent exposure to credit loss. We control the credit risk of these contracts through credit approvals, limits and monitoring procedures. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We hold collateral supporting those commitments for which collateral is deemed necessary.

Interest rate options issued on residential mortgage loans expose us to interest rate risk, which is economically hedged with forward interest rate contracts. These derivatives are carried at fair value with changes in fair value recorded as a component of other operating income in the consolidated statements of operations.

Forward interest rate contracts represent commitments to purchase or sell loans at a future date at a specified price. Risks arise from the possible inability of counter-parties to meet the terms of their contracts and from movements in market rates. Management reviews and approves the creditworthiness of the counterparties to its forward interest rate contracts.

Forward foreign exchange contracts represent commitments to purchase or sell foreign currencies at a future date at a specified price. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in foreign currency exchange rates. Management reviews and approves the creditworthiness of its forward foreign exchange counterparties.

At December 31, 2012 and 2011, financial instruments with off-balance sheet risk were as follows:

	December 31,	
	2012	2011
	(Dollars in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 554,477	$ 451,378
Standby letters of credit and financial guarantees written	13,813	13,159
Financial instruments whose contract amounts exceed the amount of credit risk:		
Interest rate options	67,072	68,979
Forward interest rate contracts	49,222	33,776
Forward foreign exchange contracts	-	547

25. FAIR VALUE OF ASSETS AND LIABILITIES

Disclosures about Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for our financial instruments.

Short-Term Financial Instruments

The carrying values of short-term financial instruments are deemed to approximate fair values. Such instruments are considered readily convertible to cash and include cash and due from banks, interest-bearing deposits in other banks, accrued interest receivable, the majority of short-term borrowings and accrued interest payable.

Investment Securities

The fair value of investment securities is based on market price quotations received from securities dealers. Where quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Loans

Fair values of loans are estimated based on discounted cash flows of portfolios of loans with similar financial characteristics including the type of loan, interest terms and repayment history. Fair values are calculated by discounting scheduled cash flows through estimated maturities using estimated market discount rates. Estimated market discount rates are reflective of credit and interest rate risks inherent in the Company's various loan types and are derived from available market information, as well as specific borrower information. The fair value of loans are not based on the notion of exit price.

Loans Held for Sale

The fair value of loans classified as held for sale are generally based upon quoted prices for similar assets in active markets, acceptance of firm offer letters with agreed upon purchase prices, discounted cash flow models that take into account market observable assumptions, or independent appraisals of the underlying collateral securing the loans. We report the fair values of Hawaii and U.S. Mainland construction and commercial real estate loans net of applicable selling costs on our consolidated balance sheets.

Other Interest Earning Assets

The equity investment in common stock of the FHLB, which is redeemable for cash at par value, is reported at its par value.

Deposit Liabilities

The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits and interest-bearing demand and savings accounts, are equal to the amount payable on demand. The fair value of time deposits is estimated using discounted cash flow analyses. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings and Long-Term Debt

The fair value for a portion of our short-term borrowings is estimated by discounting scheduled cash flows using rates currently offered for securities of similar remaining maturities. The fair value of our long-term debt is estimated by discounting scheduled cash flows over the contractual borrowing period at the estimated market rate for similar borrowing arrangements.

Off-Balance Sheet Financial Instruments

The fair values of off-balance sheet financial instruments are estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, current settlement values or quoted market prices of comparable instruments.

For derivative financial instruments, the fair values are based upon current settlement values, if available. If there are no relevant comparables, fair values are based on pricing models using current assumptions for interest rate swaps and options.

Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of future business and the value of assets and liabilities that are not considered financial instruments. For example, significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets, premises and equipment and intangible assets. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

	Carrying amount	Estimated fair value	Fair Value Measurement Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(Dollars in thousands)		
December 31, 2012					
Financial assets					
Cash and due from banks	$ 56,473	$ 56,473	$ 56,473	$ -	$ -
Interest-bearing deposits in other banks	120,902	120,902	120,902	-	-
Investment securities	1,698,593	1,699,273	906	1,685,541	12,826
Loans held for sale	38,283	38,283	-	-	38,283
Net loans and leases	2,107,531	2,083,514	-	108,081	1,975,433
Accrued interest receivable	13,896	13,896	13,896	-	-
Financial liabilities					
Deposits:					
Noninterest-bearing deposits	843,292	843,292	843,292	-	-
Interest-bearing demand and savings deposits	1,858,849	1,858,849	1,858,849	-	-
Time deposits	978,631	981,059	-	-	981,059
Long-term debt	108,281	43,156	-	43,156	-
Accrued interest payable (included in other liabilities)	13,131	13,131	13,131	-	-
Off-balance sheet financial instruments					
Commitments to extend credit	554,477	2,772	-	2,772	-
Standby letters of credit and financial guarantees written	13,813	104	-	104	-
Interest rate options	67,072	106	-	106	-
Forward interest rate contracts	49,222	(353)	-	(353)	-
December 31, 2011					
Financial assets					
Cash and due from banks	$ 76,233	$ 76,233	$ 76,233	$ -	$ -
Interest-bearing deposits in other banks	180,839	180,839	180,839	-	-
Investment securities	1,493,925	1,493,970	970	1,480,006	12,994
Loans held for sale	50,290	50,290	-	12,414	37,876
Net loans and leases	1,942,354	1,858,267	-	131,836	1,726,431
Accrued interest receivable	11,674	11,674	11,674	-	-
Financial liabilities					
Deposits:					
Noninterest-bearing deposits	729,149	729,149	729,149	-	-
Interest-bearing demand and savings deposits	1,705,551	1,705,551	1,705,551	-	-
Time deposits	1,008,828	1,012,121	-	-	1,012,121
Short-term borrowings	34	34	-	34	-
Long-term debt	158,298	89,646	-	89,646	-
Accrued interest payable (included in other liabilities)	10,019	10,019	10,019	-	-
Off-balance sheet financial instruments					
Commitments to extend credit	451,378	2,257	-	2,257	-
Standby letters of credit and financial guarantees written	13,159	99	-	99	-
Interest rate options	68,979	515	-	515	-
Forward interest rate contracts	33,776	(413)	-	(413)	-
Forward foreign exchange contracts	547	1	-	1	-

Fair Value Measurements

We group our financial assets and liabilities at fair value into three levels based on the markets in which the financial assets and liabilities are traded and the reliability of the assumptions used to determine fair value as follows:

- Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that requires the use of significant judgment or estimation.

We base our fair values on the price that we would expect to receive if an asset were sold or pay to transfer a liability in an orderly transaction between market participants at the measurement date. We also maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

We use fair value measurements to record adjustments to certain financial assets and liabilities and to determine fair value disclosures. Available for sale securities and derivatives are recorded at fair value on a recurring basis. From time to time, we may be required to record other financial assets at fair value on a nonrecurring basis such as loans held for sale, impaired loans and mortgage servicing rights. These nonrecurring fair value adjustments typically involve application of the lower of cost or fair value accounting or write-downs of individual assets.

There were no transfers of financial assets and liabilities between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2012.

The following table below presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Fair Value	Fair Value at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
December 31, 2012				
Available for sale securities:				
U.S. Government sponsored entities debt securities	$ 280,939	$ -	$ 280,939	$ -
States and political subdivisions	185,911	-	173,085	12,826
U.S. Government sponsored entities mortgage-backed securities	941,043	-	941,043	-
Corporate securities	127,946	-	127,946	-
Other	906	906	-	-
Derivatives:				
Interest rate contracts	(248)	-	(248)	-
Amended TARP warrant	(819)	-	(819)	-
Total	$ 1,535,678	$ 906	$ 1,521,946	$ 12,826
December 31, 2011				
Available for sale securities:				
U.S. Government sponsored entities debt securities	$ 373,177	$ -	$ 373,177	$ -
States and political subdivisions	12,994	-	-	12,994
U.S. Government sponsored entities mortgage-backed securities	1,097,302	-	1,097,302	-
Corporate securities	8,551	-	8,551	-
Other	970	970	-	-
Derivatives:				
Interest rate contracts	102	-	102	-
Amended TARP warrant	(677)	-	(677)	-
Total	$ 1,492,419	$ 970	$ 1,478,455	$ 12,994

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Available for sale states and political subdivisions debt securities	Available for sale non-agency collateralized mortgage obligations
	(Dollars in thousands)	
Balance at December 31, 2010	$ 12,619	$ 17
Principal payments received	(354)	(17)
Unrealized net gain included in other comprehensive income	729	-
Balance at December 31, 2011	$ 12,994	$ -
Principal payments received	(377)	-
Unrealized net gain included in other comprehensive income	209	-
Balance at December 31, 2012	$ 12,826	$ -

Within the state and political subdivisions debt securities category, the Company holds four mortgage revenue bonds issued by the City & County of Honolulu with an aggregate fair value of $12.8 million. The Company estimates the fair value of its mortgage revenue bonds by using a discounted cash flow model to calculate the present value of estimated future principal and interest payments.

The significant unobservable input used in the fair value measurement of the Company's mortgage revenue bonds is the weighted average discount rate. As of December 31, 2012, the weighted average discount rate utilized was 4.45%, which was derived by incorporating a credit spread over the FHLB Fixed-Rate Advance curve. Significant increases (decreases) in the weighted average discount rate could result in a significantly lower (higher) fair value measurement.

For assets measured at fair value on a nonrecurring basis that were recorded at fair value on our balance sheet, the following table provides the level of valuation assumptions used to determine the respective fair values:

		Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
			(Dollars in thousands)		
December 31, 2012					
Impaired loans (1)	$ 108,081	$ -	$ 108,081	$ -	$ 11,852
Other real estate (2)	10,686	-	10,686	-	3,529
					$ 15,381
December 31, 2011					
Loans held for sale (1)	$ 12,414	$ -	$ 12,414	$ -	$ 4,624
Impaired loans (1)	131,836	-	131,836	-	36,566
Other real estate (2)	61,681	-	61,681	-	6,670
					$ 47,860

(1) Represents carrying value and related write-downs of loans for which adjustments are based on agreed upon purchase prices for the loans or the appraised value of the collateral.

(2) Represents other real estate that is carried at the lower of carrying value or fair value less costs to sell. Fair value is generally based upon independent market prices or appraised values of the collateral.

26. SEGMENT INFORMATION

Due to recent changes in our organizational structure, in the first quarter of 2012, we changed our reportable segments to better align our segments with how management reviews and monitors the performance of the Company's financial results. We now have the following three reportable segments: Banking Operations, Treasury and All Others. The segments are consistent with our internal functional reporting lines and are managed separately because each unit has different target markets, technological requirements, marketing strategies and specialized skills.

The Banking Operations segment includes construction and real estate development lending, commercial lending, residential mortgage lending and servicing, indirect auto lending, trust services, retail brokerage services and our retail branch offices, which provide a full range of deposit and loan products, as well as various other banking services. The Treasury segment is responsible for managing the Company's investment securities portfolio and wholesale funding activities. The All Others segment includes activities not captured by the Banking Operations or Treasury segments described above and includes activities such as electronic banking, data processing and management of bank owned properties.

The accounting policies of the segments are consistent with those described in Note 1. The majority of the Company's net income is derived from net interest income. Accordingly, management focuses primarily on net interest income, rather than gross interest income and expense amounts, in evaluating segment profitability.

Intersegment net interest income (expense) was allocated to each segment based upon a funds transfer pricing process that assigns costs of funds to assets and earnings credits to liabilities based on market interest rates that reflect interest rate sensitivity and maturity characteristics. All administrative and overhead expenses are allocated to the segments at cost. Cash, investment securities, loans and leases and their related balances are allocated to the segment responsible for acquisition and maintenance of those assets. Segment assets also include all premises and equipment used directly in segment operations.

Segment profits (losses) and assets are provided in the following table for the periods indicated:

	Banking Operations	Treasury	All Others	Total
		(Dollars in thousands)		
Year ended December 31, 2012:				
Net interest income	$ 92,545	$ 27,166	$ -	$ 119,711
Intersegment net interest income (expense)	32,954	(22,228)	(10,726)	-
Credit (provision) for loan and lease losses	18,885	-	-	18,885
Other operating income	50,839	5,209	(304)	55,744
Other operating expense	(86,267)	(1,868)	(58,784)	(146,919)
Administrative and overhead expense allocation	(57,640)	(939)	58,579	-
Net income (loss)	$ 51,316	$ 7,340	$ (11,235)	$ 47,421
At December 31, 2012				
Investment securities	$ -	$ 1,698,593	$ -	$ 1,698,593
Loans and leases (including loans held for sale)	2,242,227	-	-	2,242,227
Other	(7,267)	363,815	73,000	429,548
Total assets	$ 2,234,960	$ 2,062,408	$ 73,000	$ 4,370,368
Year ended December 31, 2011:				
Net interest income	$ 95,182	$ 22,639	$ -	$ 117,821
Intersegment net interest income (expense)	45,564	(18,609)	(26,955)	-
Credit (provision) for loan and lease losses	40,690	-	-	40,690
Other operating income	41,865	7,312	1,004	50,181
Other operating expense	(109,089)	(7,163)	(55,869)	(172,121)
Administrative and overhead expense allocation	(54,408)	(627)	55,035	-
Net income (loss)	$ 59,804	$ 3,552	$ (26,785)	$ 36,571
At December 31, 2011				
Investment securities	$ -	$ 1,493,925	$ -	$ 1,493,925
Loans and leases (including loans held for sale)	2,114,737	-	-	2,114,737
Other	23,858	429,141	71,204	524,203
Total assets	$ 2,138,595	$ 1,923,066	$ 71,204	$ 4,132,865
Year ended December 31, 2010:				
Net interest income	$ 111,681	$ 6,972	$ -	$ 118,653
Intersegment net interest income (expense)	3,638	569	(4,207)	-
Credit (provision) for loan and lease losses	(159,548)	-	-	(159,548)
Other operating income	40,945	8,236	7,855	57,036
Goodwill impairment	(102,689)	-	-	(102,689)
Other operating expense (excluding goodwill impairment)	(107,260)	(8,059)	(49,086)	(164,405)
Administrative and overhead expense allocation	(45,710)	(426)	46,136	-
Net income (loss)	$ (258,943)	$ 7,292	$ 698	$ (250,953)

27. PARENT COMPANY AND REGULATORY RESTRICTIONS

At December 31, 2012, the accumulated deficit of the parent company, Central Pacific Financial Corp., included $385.1 million of equity in undistributed losses of Central Pacific Bank.

Central Pacific Bank, as a Hawaii state-chartered bank, may only pay dividends to the extent it has retained earnings as defined under Hawaii banking law ("Statutory Retained Earnings"), which differs from GAAP retained earnings. As of December 31, 2012, the bank had Statutory Retained Earnings of $96.5 million. For further information, see Note 15.

In December 2009, the Board of Directors of Central Pacific Bank agreed to the Consent Order with the FDIC and DFI. In May 2011, the Consent Order was lifted and replaced with the Bank MOU. On October 26, 2012, the Bank MOU was terminated, as described in Note 3.

In July 2010, Central Pacific Financial Corp. entered into the Written Agreement with the FRBSF, as described in Note 3, which was terminated on February 12, 2013.

Section 131 of the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") required the Board of Governors of the Federal Reserve System, FDIC, and the Comptroller of the Currency (collectively, the "Agencies") to develop a mechanism to take prompt corrective action to resolve the problems of insured depository institutions. The final rules to implement FDICIA's Prompt Corrective Action provisions established minimum regulatory capital standards to determine an insured depository institution's capital category. However, the Agencies may impose higher minimum standards on individual institutions or may downgrade an institution from one capital category to a lower capital category because of safety and soundness concerns.

The Prompt Corrective Action provisions impose certain restrictions on institutions that are undercapitalized. The restrictions become increasingly more severe as an institution's capital category declines from undercapitalized to critically undercapitalized.

The following table sets forth actual and required capital and capital ratios for the Company and the bank, as well as the minimum capital adequacy requirements applicable generally to all financial institutions as of the dates indicated. The Company's and the bank's leverage capital, Tier 1 and total risk-based capital ratios as of December 31, 2012 were above the levels required for a "well-capitalized" regulatory designation.

	Actual		Minimum required for capital adequacy purposes		Minimum required to be well-capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Company						
As of December 31, 2012:						
Tier 1 risk-based capital	$ 609,394	22.5 %	$ 108,128	4.0 %	$ 162,192	6.0 %
Total risk-based capital	644,044	23.8	216,256	8.0	270,320	10.0
Leverage capital	609,394	14.3	170,176	4.0	212,720	5.0
As of December 31, 2011:						
Tier 1 risk-based capital	$ 555,315	22.9 %	$ 96,845	4.0 %	$ 145,267	6.0 %
Total risk-based capital	586,802	24.2	193,690	8.0	242,112	10.0
Leverage capital	555,315	13.8	161,218	4.0	201,522	5.0
Central Pacific Bank						
As of December 31, 2012:						
Tier 1 risk-based capital	$ 580,860	21.5 %	$ 108,229	4.0 %	$ 162,343	6.0 %
Total risk-based capital	615,523	22.7	216,457	8.0	270,572	10.0
Leverage capital	580,860	13.6	170,274	4.0	212,843	5.0
As of December 31, 2011:						
Tier 1 risk-based capital	$ 524,057	21.6 %	$ 96,916	4.0 %	$ 145,375	6.0 %
Total risk-based capital	555,566	22.9	193,833	8.0	242,291	10.0
Leverage capital	524,057	13.0	161,259	4.0	201,574	5.0

Condensed financial statements, solely of the parent company, Central Pacific Financial Corp., follow:

Central Pacific Financial Corp.
Condensed Balance Sheets

	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Assets		
Cash and cash equivalents	$ 46,686	$ 45,626
Investment securities available for sale	906	970
Investment in subsidiary bank, at equity in underlying net assets	581,248	530,173
Investment in other subsidiaries, at equity in underlying assets	549	541
Accrued interest receivable and other assets	6,845	7,410
Total assets	$ 636,234	$ 584,720
Liabilities and Shareholders' Equity		
Long-term debt	$ 108,249	$ 108,249
Other liabilities	23,163	20,031
Total liabilities	131,412	128,280
Shareholders' equity:		
Common stock, no par value, authorized 185,000,000 shares; issued and outstanding 41,867,046 and 41,749,116 shares at December 31, 2012 and 2011, respectively	784,512	784,539
Surplus	70,567	66,585
Accumulated deficit	(349,427)	(396,848)
Accumulated other comprehensive income (loss)	(830)	2,164
Total shareholders' equity	504,822	456,440
Total liabilities and shareholders' equity	$ 636,234	$ 584,720

Central Pacific Financial Corp.
Condensed Statements of Operations

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Income:			
Interest income:			
Interest and dividends on investment securities	$ -	$ -	$ 11
Interest from subsidiary banks	48	109	12
Other income	9	1,047	107
Total income	57	1,156	130
Expense:			
Interest on long-term debt	3,687	3,392	3,324
Other expenses	3,081	3,584	6,039
Total expenses	6,768	6,976	9,363
Loss before income taxes and equity in undistributed income (loss) of subsidiaries	(6,711)	(5,820)	(9,233)
Income tax expense	-	-	-
Loss before equity in undistributed income (loss) of subsidiaries	(6,711)	(5,820)	(9,233)
Equity in undistributed income (loss) of subsidiary bank	54,124	42,377	(241,720)
Equity in undistributed income of other subsidiaries	8	14	-
Net income (loss)	$ 47,421	$ 36,571	$ (250,953)

Central Pacific Financial Corp.
Condensed Statements of Cash Flows

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Cash flows from operating activities			
Net income (loss)	$ 47,421	$ 36,571	$ (250,953)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income tax benefit	-	-	(73)
Equity in (income) loss of subsidiary bank	(54,124)	(42,377)	241,720
Equity in undistributed income of other subsidiaries	(8)	(14)	-
Share-based compensation	90	153	56
Other, net	7,681	4,755	8,904
Net cash provided by (used in) operating activities	1,060	(912)	(346)
Cash flows from investing activities			
Proceeds from sales of investment securities available for sale	-	-	335
Investment in subsidiary bank	-	(283,000)	-
Net cash provided by (used in) investing activities	-	(283,000)	335
Cash flows from financing activities			
Net proceeds from issuance of common stock and stock option exercises	-	323,538	(1,023)
Other, net	-	-	147
Net cash provided by (used in) financing activities	-	323,538	(876)
Net increase (decrease) in cash and cash equivalents	1,060	39,626	(887)
Cash and cash equivalents			
At beginning of year	45,626	6,000	6,887
At end of year	$ 46,686	$ 45,626	$ 6,000

28. UNAUDITED QUARTERLY FINANCIAL INFORMATION

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(Dollars in thousands, except per share data)				
2012:					
Total interest income	$ 32,903	$ 32,479	$ 31,674	$ 31,389	$ 128,445
Total interest expense	2,401	2,220	2,114	1,999	8,734
Net interest income	30,502	30,259	29,560	29,390	119,711
Credit for loan and lease losses	(4,990)	(6,630)	(4,982)	(2,283)	(18,885)
Net interest income after credit for loan and lease losses	35,492	36,889	34,542	31,673	138,596
Investment securities gains	-	-	789	-	789
Income before income taxes	13,478	10,812	10,721	12,410	47,421
Net income	13,478	10,812	10,721	12,410	47,421
Basic earnings per share	0.32	0.26	0.26	0.30	1.14
Diluted earnings per share	0.32	0.26	0.26	0.29	1.13
2011:					
Total interest income	$ 34,363	$ 34,184	$ 34,330	$ 33,573	$ 136,450
Total interest expense	6,162	5,205	4,501	2,761	18,629
Net interest income	28,201	28,979	29,829	30,812	117,821
Credit for loan and lease losses	(1,575)	(8,784)	(19,116)	(11,215)	(40,690)
Net interest income after credit for loan and lease losses	29,776	37,763	48,945	42,027	158,511
Investment securities gains	-	261	-	1,045	1,306
Income before income taxes	4,639	8,211	11,626	12,095	36,571
Net income	4,639	8,211	11,626	12,095	36,571
Basic earnings per share	4.59	0.20	0.28	0.29	3.36
Diluted earnings per share	4.58	0.20	0.28	0.29	3.31

29. SUBSEQUENT EVENTS

There were no material subsequent events that have occurred which would require recognition or disclosure in these consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of the Company's management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report, or the Evaluation Date. Based on that evaluation, the principal executive officer and principal financial officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting. Management of Central Pacific Financial Corp., together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the Company's 2012 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

The Company's internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing herein under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act during the Company's fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as hereinafter noted, the information concerning directors and executive officers of the Company is incorporated by reference from the section entitled "Directors' and Executive Officers' Information" of the Company's definitive Proxy Statement for the 2013 Annual Meeting of Shareholders (the "2013 Proxy Statement") to be filed with the SEC within 120 days of the fiscal year ended December 31, 2012. Information concerning the Company's Code of Conduct and Ethics is set forth above under "Available Information" and incorporated by reference from the section entitled "Corporate Governance and Board Matters—Code of Conduct & Ethics" of the Company's 2013 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated by reference from the section entitled "Compensation of Directors and Executive Officers" of the Company's 2013 Proxy Statement.

Information concerning the members of the Compensation Committee of the Company is incorporated by reference from the section entitled "Compensation Committee Interlocks and Insider Participation" of the Company's 2013 Proxy Statement.

Information concerning the report of the Compensation Committee of the Company is incorporated by reference from the section entitled "Compensation Committee Report" of the Company's 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and management is incorporated by reference from the sections entitled "Introduction—Principal Shareholders," and "Introduction—Security Ownership of Directors, Nominees and Executive Officers" of the Company's 2013 Proxy Statement.

The following table provides information as of December 31, 2012 regarding securities issued under our equity compensation plans that were in effect during fiscal 2012.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	315,369	$62.77	1,604,198
Equity compensation plans not approved by security holders	-	-	-
Total	315,369	$62.77	1,604,198

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning certain relationships and related transactions is incorporated by reference from the section entitled "Election of Directors" and "Corporate Governance and Board Matters—Director Independence and Relationships, and Loans to Related Persons" of the Company's 2013 Proxy Statement.

Information concerning director independence is incorporated by reference from the section entitled "Corporate Governance and Board Matters—Director Independence and Relationships" of the Company's 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services is incorporated by reference from the section entitled "Discussion of Proposals Recommended by the Board of Directors—Proposal 2—Ratification of the Appointment of Independent Registered Public Accounting Firm—Services Rendered By and Fees Paid To Independent Registered Public Accounting Firm" of the Company's 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following consolidated financial statements are included in Item 8 of this report:

Central Pacific Financial Corp. and Subsidiaries:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2012 and 2011

Consolidated Statements of Operations for the Years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income (Loss) for the Years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity for the Years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the Years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

(a) 2. All schedules required by this Item 15(a) 2 are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or the notes thereto.

(a) 3. Exhibits

Exhibit No.	Document
3.1	Restated Articles of Incorporation of the Registrant (1)
3.2	Bylaws of the Registrant, as amended (2)
4.1	Form of Amended and Restated Warrant to purchase up to 79,288 shares of Common Stock, issued on February 18, 2011 (3)
4.2	Tax Benefits Preservation Plan, dated as of November 23, 2010, between the Registrant and Wells Fargo Bank, National Association, which includes the Form of Certificate of Designation for the Junior Participating Preferred Stock, Series C, as Exhibit A, Form of Right Certificate as Exhibit B and Form of Summary of Terms as Exhibit C (4)
10.1	License and Service Agreement dated December 23, 2004 by and between the Registrant and Fiserv Solutions, Inc. (5)
10.2	Split Dollar Life Insurance Plan (6) (7)
10.3	Central Pacific Bank Supplemental Executive Retirement Plan (7) (8)
10.4	The Registrant's 1997 Stock Option Plan, as amended (7) (8)
10.5	The Registrant's Directors' Deferred Compensation Plan (7) (9)
10.6	The Registrant's 2004 Stock Compensation Plan, as amended (1) (7)
10.7	Form of Restricted Stock Award Agreement (7) (10)
10.8	Compensation Agreement, effective as of September 14, 2004, by and between the Registrant and Clinton L. Arnoldus (7) (11)
10.9	Supplemental Executive Retirement Agreement for Blenn A. Fujimoto, effective July 1, 2005 (7) (12)
10.10	Amendment No. 1 to the Supplemental Executive Retirement Agreement for Blenn A. Fujimoto, effective December 31, 2008 (5) (7)
10.11	Supplemental Executive Retirement Agreement for Dean K. Hirata, effective July 1, 2005 (7) (12)
10.12	Amendment No. 1 to the Supplemental Executive Retirement Agreement for Dean K. Hirata, effective December 31, 2008 (5) (7)
10.13	The Registrant's Long-Term Executive Incentive Plan, effective January 1, 2005 (7) (13)
10.14	Amendment No. 2008-1 to the Registrant's Long-Term Executive Incentive Plan (5) (7)
10.15	The Registrant's 2004 Annual Executive Incentive Plan (7) (10)

Exhibit No.	Document
10.16	Amendment No. 2008-1 to the Registrant's 2004 Annual Executive Incentive Plan dated December 31, 2008 (5) (7)
10.17	Retirement Agreement of Clint Arnoldus dated March 10, 2008 (7) (14)
10.18	Advances, Security and Deposit Agreement with Federal Home Loan Bank Seattle dated June 23, 2004 (15)
10.19	Letter Agreement, dated January 9, 2009, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Registrant and the Treasury (16)
10.20	Lending Agreement with Federal Reserve Banks effective October 15, 2006 (17)
10.21	Compensation Agreement with John C. Dean dated May 24, 2010 (7) (18)
10.22	Restricted Stock Unit Agreement with John C. Dean dated May 24, 2010 (7) (18)
10.23	Written Agreement by and among the Registrant, Federal Reserve Bank of San Francisco and Hawaii Division of Financial Institutions dated July 2, 2010 (19)
10.24	Compensation Agreement with Lawrence D. Rodriguez dated August 27, 2010 (7) (20)
10.25	Restricted Stock Unit Agreement with Lawrence D. Rodriguez dated August 27, 2010 (7) (20)
10.26	Investment Agreement, dated November 4, 2010, between the Registrant and Carlyle Financial Services Harbor, L.P. (16)
10.27	Investment Agreement, dated November 4, 2010, between the Registrant and ACMO-CPF, L.L.C. (16)
10.28	Employment Agreement with A. Catherine Ngo dated November 23, 2010 (7) (21)
10.29	Amendment No. 1 dated December 20, 2010 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P. (22)
10.30	Amendment No. 1 dated December 20, 2010 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C. (22)
10.31	Form of Subscription Agreement by and between the Registrant and the Additional Investors (23)
10.32	Amendment No. 2 dated February 10, 2011 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P. (24)
10.33	Amendment No. 2 dated February 10, 2011 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C. (24)
10.34	Exchange Agreement dated February 17, 2011 between the Registrant and the United States Department of the Treasury (3)

Exhibit No.	Document
10.35	Memorandum of Understanding, dated May 5, 2011, with the Federal Deposit Insurance Corporation and the Hawaii Department of Financial Institutions (25)
10.36	Amendment No. 2011-1 to the Registrant's 2004 Annual Executive Incentive Plan (7) (26)
10.37	Consulting Agreement with Trinity M& A Group, L.L.C. dated September 5, 2012 (7) (27)
10.38	Amendment No. 2012 to 2004 Stock Compensation Plan (28)
10.39	Form of Stock Option Agreement for 2004 Stock Compensation Plan (28)
10.40	Form of Restricted Stock Unit Grant Agreement for 2004 Stock Compensation Plan (28)
12.1	Statements re. Computation of Ratios *
14.1	The Registrant's Code of Conduct and Ethics (13)
14.2	The Registrant's Code of Conduct and Ethics for Senior Financial Officers (13)
21	Subsidiaries of the Registrant *
23	Consent of Independent Registered Public Accounting Firm *
31.1	Rule 13a-14(a) Certification of Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 *
31.2	Rule 13a-14(a) Certification of Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 *
32.1	Section 1350 Certification of Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act of 2002 **
32.2	Section 1350 Certification of Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act of 2002 **
99.1	Certification of Chief Executive Officer in accordance with Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008 *
99.2	Certification of Chief Financial Officer in accordance with Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008 *
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

* Filed herewith.

** Furnished herewith.

All of the references to Form 8-K, Form 10-K, Form 10-Q, Form DEF 14A and Form S-1/A identified in the exhibit index have SEC file number **001-31567**.

Upon request of the Securities and Exchange Commission, we will furnish any agreements relating to our long-term debt not otherwise contained herein.

(1) Filed as Exhibits 3.1 and 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on February 29, 2012.

(2) Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 27, 2012.

(3) Filed as Exhibit 10.1 and Annex A to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2011.

(4) Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2010.

(5) Filed as Exhibits 10.1, 10.15, 10.17, 10.19 and 10.21 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009.

(6) Filed as Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed with the Securities and Exchange Commission on March 27, 1992.

(7) Denotes management contract or compensation plan or arrangement.

(8) Filed as Exhibits 10.8 and 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission on March 28, 1997.

(9) Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001.

(10) Filed as Exhibits 10.9 and 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005.

(11) Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 9, 2004.

(12) Filed as Exhibits 99.1 and 99.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2006.

(13) Filed as Exhibits 10.19, 14.1 and 14.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006.

(14) Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 11, 2008.

(15) Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008.

(16) Filed as Exhibits 10.20, 10.32 and 10.33 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on April 1, 2011.

(17) Filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 16, 2010.

(18) Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2010.

(19) Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 9, 2010.

(20) Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2010.

(21) Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2010.

(22) Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2010.

(23) Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2010.

(24) Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2011.

(25) Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the Securities and Exchange Commission on May 13, 2011.

(26) Filed as Appendix B to the Registrant's Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on March 4, 2011.

(27) Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 6, 2012.

(28) Filed as Exhibits 10.1, 10.2 and 10.3 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2013

CENTRAL PACIFIC FINANCIAL CORP.
(Registrant)
/s/ John C. Dean
John C. Dean
President and Chief Executive Officer

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John C. Dean John C. Dean	President and Chief Executive Officer (Principal Executive Officer)	February 28, 2013
/s/ Denis K. Isono Denis K. Isono	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2013
/s/ Alvaro J. Aguirre Alvaro J. Aguirre	Director	February 28, 2013
/s/ James F. Burr James F. Burr	Director	February 28, 2013
/s/ Christine H. H. Camp Christine H. H. Camp	Director	February 28, 2013
/s/ Earl E. Fry Earl E. Fry	Director	February 28, 2013
/s/ Paul J. Kosasa Paul J. Kosasa	Director	February 28, 2013
/s/ Duane K. Kurisu Duane K. Kurisu	Director	February 28, 2013
/s/ Colbert M. Matsumoto Colbert M. Matsumoto	Director	February 28, 2013
/s/ Crystal K. Rose Crystal K. Rose	Director	February 28, 2013

Exhibit 31.1

CERTIFICATION PURSUANT TO EXCHANGE ACT RULE 13a-14(a)

I, John C. Dean, President and Chief Executive Officer of Central Pacific Financial Corp. (the "Company"), certify that:

1. I have reviewed this Annual Report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

By: /s/ John C. Dean
John C. Dean
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO EXCHANGE ACT RULE 13a-14(a)

I, Denis K. Isono, Executive Vice President and Chief Financial Officer of Central Pacific Financial Corp. (the "Company"), certify that:

1. I have reviewed this Annual Report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

By: /s/ Denis K. Isono
Denis K. Isono
Executive Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, John C. Dean, President and Chief Executive Officer of Central Pacific Financial Corp. (the "Company"), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2013

By: /s/ John C. Dean
John C. Dean
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Denis K. Isono, Executive Vice President and Chief Financial Officer of Central Pacific Financial Corp. (the "Company"), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2013

By: /s/ Denis K. Isono
Denis K. Isono
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.